

1290 Avenue of the Americas
New York, NY 10104

Richard Goldberger
Senior Director & Counsel
201-743-7174 (Tel.)
212-314-3959 (Fax)

June 24, 2014

VIA EDGAR

Ms. Alison White
United States Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Mail Stop 8629
Washington, DC 20549-8629

Re: AXA Equitable Life Insurance Company
        Correspondence filing related to AXA Equitable's (i) Post-Effective Amendment No. 9 and
        Amendment No. 330 ("N-4 Amendment") to Form N-4 Registration Statement File Nos. 333-
        165395 and 811-07659 and (ii) Post-Effective Amendment No.1 ("S-3 Amendment") to the
        Registration Statement on Form S-3 File No. 333- 195440

Dear Ms. White:

The purpose of this letter is to provide a response to the staff's comments on the N-4
Amendment and S-3 Amendment filed by AXA Equitable Life Insurance Company ("the
Company") on May 13, 2014, as provided by telephone on May 29, 2014. In addition, we have
made other changes to the filing that are described below. We intend to file post-effective
amendments to each of the above-referenced Registration Statements to incorporate these
changes and to include the consent of our independent registered public accounting firm. We
first set forth each specific staff comment and then provide our response.

A. **Prospectus**

1. Prospectus date (cover page)

    As the prospectus is being delivered to new customers only, please revise the date.

    Response 1:

    The date has been revised.

2. Contribution amounts (page 9)

Please disclose in this section that withdrawal charges will be waived for initial contributions of at least $25 million.

Response 2:

This disclosure has been added.

3. Fee Table (page 11)

Please revise Choice Segment charges portion of the fee table to show the Choice cost in table form.

Response 3:

The fee table now shows the Choice cost amounts in table form.

4. Fee Table Examples (page 12)

In the Examples section, please include a cross-reference to the section that contains the Structured Investment Option examples.

Response 4:

The cross-reference has been added.

5. Performance Cap Threshold Risk Factor (page 14)

Please add the disclosure relating to the operation of the Performance Cap Threshold that appears later in the Prospectus.

Response 5:

The disclosure has been added.

6. Segment Maturity Value Risk Factor (page 15)

Please clarify that movements in the price of an Index while a Segment is open do not affect the performance of that Segment.

Response 6:

The following sentence has been added: "Your Segment Maturity Value is not affected by the price of the Index on any date between the Segment Start Date and the Segment Maturity Date."

7. Financial Select Sector SPDR Fund Risk Factor (page 16)

Please add disclosure to the Financial Select Sector SPDR Fund Risk Factor to make it consistent with the iShares Dow Jones U.S. Real Estate Index Fund risk factor.

Response 7:

This disclosure has been added.

8. Segment Types (page 25)

    Please include additional disclosure explaining why a contract holder may wish to invest in a Choice Segment.

    Response 8:

    To address this request, the definitions of Choice Cost and Choice Segment have been added to the "Segment Types" section, followed by the following paragraph:

    "Choice Segments provide you access to higher Performance Cap Rates and potentially greater Segment Rates of Return than comparable Standard Segments. Each Choice Segment Type has an associated Choice cost."

9. Segment Buffer Definition (page 25)

    Please revise the definition of Segment Buffer to include the Segment Buffers for the Choice Segments.

    Response 9:

    The definition has been updated.

10. Financial Select Sector SPDR Fund Description (page 27)

    Please update the Financial Select Sector SPDR Fund description to make it consistent with the iShares Dow Jones U.S. Real Estate Index Fund description.

    Response 10:

    The description has been updated.

11. Performance Cap Threshold (page 29)

    Please add disclosure to make clear that the Choice cost does not affect the operation of the Performance Cap Threshold for Choice Segments.

    Response 11:

    The following paragraph has been added to the section describing the Performance Cap Threshold:

    "The Performance Cap Threshold operates in the same manner for Standard Segments and Choice Segments. When determining whether the Performance Cap Threshold for a Choice Segment has been satisfied, we do not take into account the Choice cost associated with that Segment."

12. Other changes to the Prospectus

(a) On page 12, disclosure was added to the Examples section of the Fee Table and in Footnote 4 to the Fee Table to clarify that, while there is no fee for participation in the Dollar Cap Averaging Program, amounts in the dollar cap averaging account will be subject to the same fees as other funds that are allocated to the EQ/Money Market variable investment option.

(b) The first bulleted item under "Please note the following:" on page 26 was revised so as to be the same as the corresponding risk factors on page 15.

(c) On page 29, disclosure was added to the rules governing expiry of the Performance Cap Threshold to make clear that a scheduled Segment Start Date includes Segment Start Dates on which Segments did not start due to suspension.

(d) On page 41, an extraneous cross-reference was deleted from the "Withdrawals treated as surrenders" section.

(e) "Appendix II: State contract availability and/or variations of certain features and benefits" has been updated to reflect the ongoing state approval process for the product changes described in the Prospectus.

13. Financial Statements, Exhibits and Other Information

Please confirm that the financial statements and exhibits will be filed by a post-effective amendment to the registration statements.

Response 13:

The Company will file post-effective amendments once comments have been cleared by the staff. The post-effective amendments will be filed to update disclosure (as agreed to in this correspondence filing) and will provide the required financial statements, exhibits and opinions.

14. Tandy Representation

Please include a Tandy representation and a request for acceleration.

Response 14:

Tandy representation and a request for acceleration will be made with the post-effective amendments.

B. Prospectus Supplement

The revisions to the Prospectus described above have also been made, where applicable, to the Prospectus Supplement to be distributed to existing Structured Capital Strategies contract holders. The following table identifies each revision by Response Number and lists the page number on which the revision appears:

Response #	Page # in Supplement
3	2
4	2

6	2
7	3
8	3
9	3
10	5
11	5
12(a)	2
12(b)	4
12(c)	6
12(e)	8

Please contact the undersigned at (201) 743-7174 and Dodie Kent at (212) 314-3970 or Christopher Palmer, Esq. of Goodwin Procter LLP at (202) 346-4253 if you have any questions or comments.

Very truly yours,

/s/ Richard Goldberger

Richard Goldberger

cc: Christopher E. Palmer, Esq.

AXA Equitable Life Insurance Company
1290 Avenue of the Americas, New York, NY 10104

Structured Capital Strategies(R)

A variable and index-linked deferred annuity contract

<R>
PROSPECTUS DATED AUGUST 25, 2014
</R>

PLEASE READ AND KEEP THIS PROSPECTUS FOR FUTURE REFERENCE. IT CONTAINS
IMPORTANT INFORMATION THAT YOU SHOULD KNOW BEFORE PURCHASING OR TAKING ANY
OTHER ACTION UNDER YOUR CONTRACT. THIS PROSPECTUS SUPERSEDES ALL PRIOR
PROSPECTUSES AND SUPPLEMENTS. YOU SHOULD READ THE PROSPECTUSES FOR EACH TRUST
WHICH CONTAIN IMPORTANT INFORMATION ABOUT THE PORTFOLIOS.

WHAT IS STRUCTURED CAPITAL STRATEGIES(R)?

Structured Capital Strategies(R) is a variable and index-linked deferred
annuity contract issued by AXA EQUITABLE LIFE INSURANCE COMPANY. The series
consists of Structured Capital Strategies(R) Series B ("Series B"),
Structured
Capital Strategies(R) Series C ("Series C") and Structured Capital
Strategies(R) Series ADV ("Series ADV"). The contracts provide for the

accumulation of retirement savings. The contract also offers a number of payout
options. You invest to accumulate value on a tax-deferred basis in one or more
of our variable investment options, in one or more of the Segments comprising
the Structured Investment Option or in our Dollar Cap Averaging Program. See
"Definition of key terms" later in this Prospectus for a more detailed
explanation of terms associated with the Structured Investment Option.

This Prospectus is a disclosure document and describes all of the contract's
material features, benefits, rights and obligations, as well as other
information. The description of the contract's material provisions in this
Prospectus is current as of the date of this Prospectus. If certain material
provisions under the contract are changed after the date of this Prospectus in
accordance with the contract, those changes will be described in a supplement
to this Prospectus. You should carefully read this Prospectus in conjunction
with any applicable supplements. The contract should also be read carefully.

The contract may not currently be available in all states. In addition, certain
features described in this Prospectus may vary in your state. Not all indices
are available in all states. For a state-by-state description of all material
variations to this contract, see "Appendix II" later in this Prospectus. We can
refuse to accept any application or contribution from you at any time,
including after you purchase the contract.

WE RESERVE THE RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE ADDITIONAL
LIMITATIONS ON, CONTRIBUTIONS INTO CERTAIN INVESTMENT OPTIONS, INCLUDING ANY OR
ALL OF THE SEGMENTS COMPRISING THE STRUCTURED INVESTMENT OPTION. IF WE EXERCISE
THIS RIGHT, YOUR ABILITY TO INVEST IN YOUR CONTRACT, INCREASE YOUR CONTRACT
VALUE AND, CONSEQUENTLY, INCREASE YOUR DEATH BENEFIT WILL BE LIMITED.

PLEASE REFER TO PAGE 14 OF THIS PROSPECTUS FOR A DISCUSSION OF RISK FACTORS.

Our variable investment options are subaccounts offered through Separate
Account No. 49. Each variable investment option, in turn, invests in a
corresponding securities portfolio ("portfolio") of the EQ Advisors Trust (the
"Trust"). Your investment results in a variable investment option will depend
on the investment performance of the related portfolio. Below is a complete
list of the variable investment options:

 VARIABLE INVESTMENT OPTIONS

EQ/Core Bond Index   EQ/Equity 500 Index   EQ/Money Market

We also offer our Structured Investment Option, which permits you to invest in
one or more segments, each of which provides performance tied to the performance of a securities or commodities index for a set period (1 year, 3 years or 5 years). The Structured Investment Option does not involve an investment in any underlying portfolio. Instead, it is an obligation of AXA Equitable Life Insurance Company. Unlike an index fund, the Structured Investment Option provides a return at segment maturity designed to provide a combination of protection against certain decreases in the index and a limitation on participation in certain increases in the index. The extent of the downside protection at segment maturity varies by segment, ranging from the
first 10%, 15%, 20%, 25% or 30% of loss. THERE IS A RISK OF A SUBSTANTIAL LOSS
OF YOUR PRINCIPAL BECAUSE YOU AGREE TO ABSORB ALL LOSSES TO THE EXTENT THEY EXCEED THE PROTECTION PROVIDED BY THE STRUCTURED INVESTMENT OPTION AT SEGMENT MATURITY. IF YOU WOULD LIKE A GUARANTEE OF PRINCIPAL, WE OFFER OTHER PRODUCTS THAT PROVIDE SUCH GUARANTEES.

The total amount earned on an investment in a segment of the Structured Investment Option is only applied at segment maturity. If you take a withdrawal
from a segment on any date prior to segment maturity, we calculate the interim
value of the segment as described in "Appendix III -- Segment Interim Value." This amount may be less than the amount invested and may be less than the amount you would receive had you held the investment until segment maturity. The Segment Interim Value will generally be negatively affected by increases in
the expected volatility of index prices, interest rate increases, and by poor market performance. All other factors being equal, the Segment Interim Value would be lower the earlier a withdrawal or surrender is made during a Segment.
Also, participation in upside performance for early withdrawals is pro-rated based on the period those amounts were invested in a Segment. This means you participate to a lesser extent in upside performance the earlier you take a withdrawal.

We currently offer the Structured Investment Option using the following indices:

 INDICES

. S&P 500 Price Return Index   . Financial Select Sector SPDR Fund

. Russell 2000(R) Price Return Index   . iShares(R) Dow Jones U.S. Real Estate Index

                                                Fund
. NASDAQ-100 Price Return Index

                                              . London Gold Market Fixing
Ltd PM Fix
. MSCI EAFE Price Return Index   Price/USD (the "Gold
Index")

. MSCI Emerging Markets Price Return Index   . NYMEX West Texas
Intermediate Crude Oil
                                              Generic Front-Month Futures
(the "Oil Index")

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF
THIS
PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE. THE CONTRACTS ARE NOT INSURED BY THE FDIC OR ANY OTHER
AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT
BANK
GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF
PRINCIPAL.

SCS

#691670

STRUCTURED INVESTMENT   -- NYMEX West Texas Intermediate Crude Oil Generic
OPTION (CONTINUED)   Front-Month Futures (the "Oil Index").
                          . The Segment Return Amount (which equals the
Segment
                             Investment multiplied by the Segment Rate of
Return)
                             will only be applied on the Segment Maturity
Date.
                          . The Segment Rate of Return could be positive,
zero, or
                             negative. THERE IS A RISK OF A SUBSTANTIAL LOSS OF
YOUR
                             PRINCIPAL BECAUSE YOU AGREE TO ABSORB ALL LOSSES
TO THE
                             EXTENT THEY EXCEED THE APPLICABLE SEGMENT BUFFER.
                          . On any date prior to segment maturity, we
calculate the
                             Segment Interim Value for each Segment as
described in
                             "Appendix III -- Segment Interim Value". This
amount
                             may be less than the amount invested and may be
less
                             than the amount you would receive had you held the
                             investment until segment maturity. For Choice
Segments,
                             the Segment Interim Value will also reflect
application

of a portion of the Choice cost. The Segment Interim Value will generally be negatively affected by increases in the expected volatility of index prices, interest rate increases, and by poor market performance. All other factors being equal, the Segment Interim Value would be lower the earlier a withdrawal or surrender is made during a Segment. Also, participation in upside performance for early withdrawals is pro-rated based on the period those amounts were invested in a Segment. This means you participate to a lesser extent in upside performance the earlier you take a withdrawal.

. BOTH THE PERFORMANCE CAP RATE AND THE SEGMENT BUFFER ARE RATES OF RETURN FROM THE SEGMENT START DATE TO THE SEGMENT MATURITY DATE, NOT ANNUAL RATES OF RETURN, EVEN IF THE SEGMENT DURATION IS LONGER THAN ONE YEAR. THEREFORE YOUR PERFORMANCE CAP THRESHOLD IS ALSO NOT AN ANNUAL RATE, AS IT IS BASED ON THE SEGMENT DURATION.

. THE HIGHEST LEVEL OF PROTECTION ON A SEGMENT MATURITY DATE IS THE -30% SEGMENT BUFFER AND LOWEST LEVEL OF PROTECTION IS THE -10% SEGMENT BUFFER.

. THIS PRODUCT GENERALLY OFFERS GREATER UPSIDE POTENTIAL, BUT LESS DOWNSIDE PROTECTION, ON A SEGMENT MATURITY DATE THAN FIXED INDEXED ANNUITIES, WHICH PROVIDE A GUARANTEED MINIMUM RETURN.

| TAX CONSIDERATIONS | . On earnings inside the contract | No tax until you make withdrawals from your contract or receive annuity payments. |
| | . On transfers inside the contract | No tax on transfers among investment options, including on a Segment Maturity Date. |

<R>
If you are purchasing an annuity contract as an Individual

Retirement Annuity (IRA) or to fund an employer retire-ment plan (QP or Qualified Plan), you should be aware that such annuities do not provide tax deferral benefits beyond those already provided by the Internal Revenue Code for individual retirement arrangements. Before pur-chasing this contract, you should consider whether its features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits and costs of this contract with any other investment that you may use in connection with your individual retirement arrangement. You should also be aware that income received under the contract is taxable as ordinary income and not as capital gain. For more in-formation, see "Tax information" later in this Prospectus.

CONTRIBUTION AMOUNTS
. NQ
  $25,000 (initial) (minimum)
  $500 (additional) (minimum)
. Traditional or Roth IRA
  $25,000 (initial) (minimum)
  $50 (subsequent) (minimum)
. QP (defined contribution or defined benefit)
  $25,000 (initial) (minimum)
  $500 (subsequent) (minimum)
. Maximum contribution limitations apply to all contracts.

In general, contributions are limited to $1.5 million under all Structured Capital Strategies(R) contracts with the same owner or annuitant and $2.5 million under all AXA Equitable annuity accumulation contracts with the same owner or annuitant. Higher contributions may only be made with our prior approval. If we permit a contract to be funded with initial contribution of $25 million or higher, we will waive withdrawal charges for that contract. Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including

our rights to (i) change minimum and maximum
contribution
                    requirements and limitations, and (ii) discontinue
                    acceptance of contributions including contributions in
                    general, or to particular investment options. In
addition,
                    we may, at any time, exercise our right to limit or
                    terminate transfers into any variable investment
option.
                    For more information, see "How you can purchase and
                    contribute to your contract" in "Contract features and
                    benefits" later in this Prospectus. For contracts
issued to
                    qualified plans, see "Appendix VI" later in this
Prospectus.

</R>

STRUCTURED CAPITAL STRATEGIES(R) AT A GLANCE -- KEY FEATURES
_____

Fee table

The following tables describe the fees and expenses that you will pay when
buying, owning, and surrendering the contract. Each of the charges and
expenses
is more fully described in "Charges and expenses" later in this Prospectus.

The first table describes fees and expenses that you will pay at the time
that
you surrender the contract, make certain withdrawals, purchase a Variable
Immediate Annuity payout option, request special services or make certain
transfers and exchanges. Charges designed to approximate certain taxes that
may
be imposed on us, such as premium taxes in your state, may also apply./(1)/

 CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE AT THE TIME YOU
 REQUEST CERTAIN TRANSACTIONS

	SERIES B/(2)/	SERIES C	SERIES ADV
Maximum withdrawal charge as a percentage of contributions withdrawn (deducted if you surrender your contract or make certain withdrawals or apply your cash value to certain payout options).	5.00%	N/A	N/A

```
Charge for each additional transfer in excess of        Maximum Charge: $35
12 transfers per contract year:/(3)/                     Current Charge: $0

SPECIAL SERVICES CHARGES

.   Wire transfer charge       Current and Maximum Charge:  $90

.   Express mail charge        Current and Maximum Charge:  $35

.   Duplicate contract charge  Current and Maximum Charge:  $35
    -----------------------------------------------------------------
```

The following tables describe the fees and expenses that you will
pay periodically during the time that you own the contract, not
including underlying Trust portfolio fees and expenses.

```
-------------------------------------------------------------------------
------------
 CHARGES WE DEDUCT FROM YOUR VARIABLE INVESTMENT OPTIONS (INCLUDING THE
SEGMENT TYPE
 HOLDING ACCOUNTS) EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY NET ASSETS
-------------------------------------------------------------------------
------------
SEPARATE ACCOUNT ANNUAL EXPENSES:                         SERIES B SERIES
C SERIES ADV
                                                          -------- -------
- ----------
Contract fee/(4)/                                         1.25%    1.65%
0.65%
This fee does not apply to amounts held in a Segment.

-------------------------------------------------------------------------
--------------------------------------
 ADJUSTMENTS FOR EARLY SURRENDER OR WITHDRAWAL FROM A SEGMENT
-------------------------------------------------------------------------
--------------------------------------
 WHEN CALCULATION IS MADE                                 MAXIMUM AMOUNT
THAT MAY BE LOST/(5)/
-------------------------------------------------------------------------
--------------------------------------
                                          -10% BUFFER    -15% BUFFER    -20%
BUFFER    -25% BUFFER    -30% BUFFER
-------------------------------------------------------------------------
--------------------------------------
Segment Interim Value is applied on       90% of Segment 85% of Segment 80% of
Segment 75% of Segment 70% of Segment
surrender or withdrawal from a Segment    Investment      Investment
Investment      Investment      Investment
prior to its Segment Maturity Date
-------------------------------------------------------------------------
--------------------------------------
```

Amounts invested in a Choice Segment are subject to deduction of the Choice
cost, as described in the following table:

```
-----------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR INVESTMENT IN A CHOICE
```

```
  SEGMENT
---------------------------------------------------------------
<R>
</R>

<R>
The Choice cost is applicable to Choice Segments only. The Choice cost is an
amount equal to 1% of the Segment Investment for each year of the Segment
Duration.
</R>

<R>
                                                    CHOICE COST
SEGMENT TYPE                                        -----------
Choice Segments with 3-year Segment Duration        3.00%
Choice Segments with 5-year Segment Duration        5.00%
</R>
```

On the Segment Maturity Date, we deduct the Choice cost from the Index
Performance Rate of a Choice Segment, but only if the Index Performance Rate
is
positive for that Segment. Additionally, if the Index Performance Rate is
positive for a Choice Segment but less than the applicable Choice cost, the
Choice cost deducted will be the maximum amount that will not cause the
Segment
Maturity Value to be less than the Segment Investment./(6)/ The Segment
Interim
Value for a Choice Segment will reflect the application of a portion of the
Choice cost, as described in more detail in Appendix III.

Please note that if, on a Segment Start Date, we determine that the
Performance Cap Rate for a Choice Segment will not exceed the Performance
Cap Rate for a comparable Standard Segment (i.e., with the same Index,
Segment Duration, Segment Buffer and Segment Start Date) by an amount that
is at least equal to the Choice cost, we will waive the Choice cost and
declare a Performance Cap Rate for the Choice Segment that is equal to the
Performance Cap Rate for the Standard Segment.
```
--------------------------------------------------------------------------
---------------------------------------------------------
```

FEE TABLE

You also bear your proportionate share of all fees and expenses paid by a
"portfolio" that corresponds to any variable investment option you are using.
This table shows the lowest and highest total operating expenses charged by
any
of the portfolios that you will pay periodically during the time that you own
the contract. These fees and expenses are reflected in the portfolio's net
asset value each day. Therefore, they reduce the investment return of the

portfolio and the related variable investment option. Actual fees and expenses
are likely to fluctuate from year to year. More detail concerning each
portfolio's fees and expenses is contained in the Trust Prospectus for the
portfolio.

 PORTFOLIO OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY NET
ASSETS

Total Annual Portfolio Operating Expenses for 2013 (expenses that are
deducted from portfolio Lowest Highest
assets including management fees, 12b-1 fees, service fees, and/or other
expenses)/(7)/   0.62% 0.72%

----

(1)The current tax charge that might be imposed varies by jurisdiction and
   currently ranges from 0% to 3.5%.

(2)Deducted upon a withdrawal of amounts in excess of the 10% free withdrawal
   amount. Important exceptions and limitations may eliminate or reduce this
   charge.

   The withdrawal charge percentage we use is determined by the contract year
   in which you make the withdrawal, surrender your contract to receive its
   cash value, or surrender your contract to apply your cash value to a
   non-life contingent annuity payment option. For each contribution, we
   consider the contract year in which we receive that contribution to be
   "contract year 1").

Contract Year

    1........ 5.00%
    2........ 5.00%
    3........ 5.00%
    4........ 4.00%
    5........ 3.00%
    6+....... 0.00%

   Withdrawal charges will not apply to contracts purchased with an initial
   contribution of $25 million or more.

(3)Currently, we do not charge for transfers among variable investment
options
   under the contract. However, we reserve the right to charge for transfers
in
   excess of 12 transfers per contract year. We will charge no more than $35
   for each variable transfer at the time each transfer is processed. See
   "Transfer charge" in "Charges and expenses" later in this Prospectus. We
   will not count transfers from Segment Type Holding Accounts into Segments
on
   a Segment Start Date, or the allocation of Segment Maturity Value on a
   Segment Maturity Date in calculating the number of transfers subject to
this

charge.

<R>
(4)On a non-guaranteed basis, we may waive any portion of the contract fee as
   it applies to the EQ/Money Market variable investment option (including
any
   amounts in the dollar cap averaging account) to the extent that the fee
   exceeds the income distributed by the underlying EQ/Money Market
Portfolio.
   This waiver is limited to the contract fee, and it is not a fee waiver or
   performance guarantee for the underlying EQ/Money Market Portfolio. See
   "Contract fee" in "Charges and expenses" later in this Prospectus.
</R>

(5)The actual amount of the Segment Interim Value is determined by a formula
   that depends on, among other things, the Segment Buffer and how the Index
   has performed since the Segment Start Date, as discussed in detail in
   "Appendix III" later in this Prospectus. The maximum loss would occur if
   there is a total distribution for a Segment with a -10%, -15%, -20%, -25%
or
   -30% buffer at a time when the Index price has declined to zero. If you
   surrender or cancel your contract, die or make a withdrawal from a Segment
   before the Segment Maturity Date, the Segment Buffer will not necessarily
   apply to the extent it would on the Segment Maturity Date, any upside
   performance will be limited to a percentage lower than the Performance Cap
   Rate and, for Choice Segments only, the Segment Interim Value will reflect
   the application of a portion of the Choice cost.

(6)For example, if you invested $1,000 in a Choice Segment with a 3-year
   Segment Duration, your investment will be subject to a Choice cost of 3%.
   However, if on the Segment Maturity Date the Index Performance Rate is 2%,
   the Choice Cost deduction will be limited to 2% and your Segment Maturity
   Value will be equal to your $1,000 initial investment.

(7)The "Lowest" represents the total annual operating expenses of the
EQ/Equity
   500 Index Portfolio. The "Highest" represents the total annual operating
   expenses of the EQ/Core Bond Index Portfolio and EQ/Money Market
Portfolio.

EXAMPLES

These examples are intended to help you compare the cost of investing in the
contract with the cost of investing in other variable annuity contracts.
These
costs include contract owner transaction expenses, separate account annual
expenses, and underlying Trust fees and expenses (including underlying
portfolio fees and expenses). These examples do not reflect charges for any
special service you may request. For a complete description of portfolio
charges and expenses, please see the prospectuses for the Trust.

The examples below show the expenses that a hypothetical contract owner would
pay in the situations illustrated under a Series B contract, a Series C
contract and under a Series ADV contract.

<R>

The Dollar Cap Averaging Program is not covered by the fee table and
examples.
While there is no fee for using the Dollar Cap Averaging Program, any
applicable Contract fee amount and withdrawal charges do apply to amounts
residing in the dollar cap averaging account.

You can find examples illustrating the Structured Investment Option under
"Structured Investment Option" in "Contract Features and Benefits."
Withdrawal
charges, if any, also apply to the Structured Investment Option.
</R>

These examples should not be considered a representation of past or future
expenses for any variable investment option. Actual expenses may be greater
or
less than those shown. Similarly, the annual rate of return assumed in the
examples is not an estimate or guarantee of future investment performance.

12

FEE TABLE

----

1. Risk factors

This section discusses risks associated with some features of the contract.
See
"Definition of key terms" earlier in this Prospectus and "Contract features
and
benefits" later in this Prospectus for more detailed explanations of terms
associated with the Structured Investment Option.

.   There is a risk of a substantial loss of your principal because you agree
     to absorb all losses from the portion of any negative Index Performance
     Rate that exceeds the Segment Buffer on the Segment Maturity Date. The
     highest level of protection provided by a single Segment Investment
Option
     is the -30% Segment Buffer and the lowest level of protection is the -10%
     Segment Buffer on a Segment Maturity Date. For example, the -10% Segment
     Buffer protects your Segment Investment against the first 10% of loss. If
     the Index Performance Rate declines by more than the Segment Buffer, you
     will lose an amount equal to 1% of your Segment Investment for every 1%
     that the Index Performance Rate declines below the Segment Buffer. This
     means that you could lose up to 70% of your principal with a -30% Segment
     Buffer, up to 80% of your principal with a -20% Segment Buffer and up to
     90% of your principal with a -10% Segment Buffer. Each time you roll over
     your Segment Maturity Value into a new Segment you are subject to the
same
     risk of loss as described above.

.   Your Segment Rate of Return for any Segment is limited by its Performance

Cap Rate, which could cause your Segment Rate of Return to be lower than it
would otherwise be if you invested in a mutual fund or exchange-traded fund
designed to track the performance of the applicable Index.

. The Performance Cap Rate is determined on the Segment Start Date. You will
not know the rate in advance. Prior to the Segment Start Date, you may
elect a Performance Cap Threshold. The threshold represents the minimum
Performance Cap Rate you find acceptable for a particular Segment. If we
declare a cap that is lower than the threshold you specify, you will not be
invested in that Segment and your contribution will remain in that Segment
Type Holding Account, until:

-- (for contracts issued prior to August 25, 2014) the next available
   Segment for which your threshold is met or you provide us with
   alternative instructions; or

<R>
-- (for contracts issued on or after August 25, 2014) the day after the
   third scheduled Segment Start Date following your Performance Cap
   Threshold election. This means that if the declared Performance Cap Rate
   for a Segment has not matched or exceeded your Performance Cap Threshold
   on any of the three scheduled Segment Start Dates following your
   election, any amounts in the applicable Segment Type Holding Account
   (including any funds transferred to that holding account after your
   election) on the business day immediately preceding the fourth scheduled
   Segment Start Date after your election will be transferred into the
   Segment created on that Segment Start Date, unless you renew the
   Performance Cap Threshold prior to that date.

If you do not specify a threshold, you risk the possibility that the
Performance Cap Rate established will have a lower cap than you would find
acceptable. Currently, we will not establish a Segment if the Performance
Cap Rate would be less than 2% for a 1-Year Segment, 6% for a 3-Year Segment
or 10% for a 5-Year Segment. The Performance Cap Rate is a rate of return
from the Segment Start Date to the Segment Maturity Date, NOT an annual rate
of return, even if the Segment Duration is longer than one year. We reserve
the right to reduce or remove our current minimum Performance Cap Rate for
establishing a Segment. Please see "Appendix II" later in this Prospectus
for state variations.
</R>

. The method we use in calculating your Segment Interim Value may result in
an amount lower than your Segment Investment, even if the corresponding
Index has experienced positive investment performance since the Segment
Start Date. Also, this amount may be less than the amount you would receive

had you held the investment until the Segment Maturity Date.

    -- If you take a withdrawal, including required minimum distributions, and
       there is insufficient value in the variable investment options and the
       Segment Type Holding Accounts, we will withdraw amounts from any active
       Segments in your contract. Amounts withdrawn from active Segments will be
       valued using the formula for calculating the Segment Interim Value.

    -- If you die or cancel or surrender your contract before the Segment
       Maturity Date, we will pay the Segment Interim Value.

    -- Any calculation of the Segment Interim Value will generally be affected
       by changes in both the volatility and level of the relevant Index, as
       well as interest rates. The calculation of the Segment Interim Value is
       linked to various factors, including the value of a basket of put and
       call options on the relevant Index as described in "Appendix III" of this
       Prospectus. The Segment Interim Value will generally be negatively
       affected by increases in the expected volatility of index prices,
       interest rate increases, and by poor market performance. Prior to the
       Segment Maturity Date you will not receive the full potential of the
       Performance Cap since the participation in upside performance for early
       withdrawals is pro-rated based on the period those amounts were invested
       in a Segment. Generally you will not receive the full protection of the
       Segment Buffer prior to the Segment Maturity Date, because the Segment
       Interim Value reflects a portion of the downside protection expected to
       be provided on the Segment Maturity Date. As a Segment moves closer to
       the Segment Maturity Date, the Segment Interim Value would generally
       reflect higher realized gains of the Index performance or, in the case of
       negative performance, increased downside Segment Buffer protection. All
       other factors being equal, the Segment Interim Value would be lower the
       earlier a withdrawal or surrender is made during a Segment. This means
       you participate to a lesser extent in upside performance and downside
       protection the earlier you take a withdrawal.

RISK FACTORS

. You cannot transfer out of a Segment prior to its maturity to another
  investment option. You can only make withdrawals out of a Segment or
  surrender your contract. The amount you would receive would be calculated
  using the formula for the Segment Interim Value.

. We may not offer new Segments of any or all Segment Types, so a Segment may
  not be available for you to transfer your Segment Maturity Value into after

the Segment Maturity Date.

. We have the right to substitute an alternative index prior to Segment
  Maturity if the publication of one or more Indices is discontinued or at
  our sole discretion we determine that our use of such Indices should be
  discontinued or if the calculation of one or more of the Indices is
  substantially changed. If we substitute an index for an existing Segment,
  we would not change the Segment Buffer or Performance Cap Rate. We would
  attempt to choose a substitute index that has a similar investment
  objective and risk profile to the replaced index.

. If a Segment cannot be matured until after the scheduled Segment Start
Date
  for a particular month, we may create new Segments of Segment Types that
  utilize unaffected Indices on the scheduled Segment Start Date. This may
  occur if the Segment Maturity Date for a Segment is delayed more than
once
  because the value for the relevant underlying Index of the Segment is not
  published on the designated Segment Maturity Date. If your instructions
  include an allocation from a Segment whose Segment Maturity Date has been
  delayed to a new Segment whose underlying Index is unaffected, we will
not
  be able to transfer that portion of your Segment Maturity Value from the
  affected Segment to the unaffected Segment. We will use reasonable
efforts
  to allocate your Segment Maturity Value in accordance with your
  instructions, which may include holding amounts in Segment Type Holding
  Accounts until the next Segment Start Date.

. The amounts held in a Segment Type Holding Account may earn a return that
  is less than the return you might have earned if those amounts were held
in
  another variable investment option.

. Standard Segment Types with greater protection tend to have lower
  Performance Cap Rates than other Standard Segment Types that use the same
  index and duration but provide less protection.

. Choice Segment Types with greater protection tend to have lower
Performance
  Cap Rates than other Choice Segment Types that use the same index and
  duration but provide less protection.

. The value of your variable investment options will fluctuate and you
could
  lose some or all of your account value.

. The level of risk you bear and your potential investment performance will
  differ depending on the investments you choose.

. If your account value falls below the applicable minimum account size as
a
  result of a withdrawal, the contract will terminate.

. For Series B contracts only, if you surrender your contract, any
applicable
  withdrawal charge is calculated as a percentage of contributions, not

account value. It is possible that the percentage of account value withdrawn could exceed the applicable withdrawal charge percentage. For example, assume you make a onetime contribution of $1,000 at contract issue. If your account value is $800 in contract year 3 and you surrender your contract, a withdrawal charge percentage of 5% is applied. The withdrawal charge would be $50 (5% of the $1,000 contribution). This is a 6.25% reduction of your account value, which results in a cash value of $750 paid to you.

. No company other than AXA Equitable has any legal responsibility to pay amounts that AXA Equitable owes under the contract. An owner should look to
the financial strength of AXA Equitable for its claims-paying ability.

. The Segments track the performance of an Index. By investing in the Structured Investment Option, you are not actually invested in an index, an
exchange-traded fund that tracks an index, or any underlying securities or
commodities.

<R>
. Your Segment Maturity Value is calculated based on the change in price of the Index between the Segment Start Date and the Segment Maturity Date, subject to application of the Performance Cap Rate, the Segment Buffer and
(for Choice Segments only) the Choice cost. Your Segment Maturity Value is
not affected by the price of the Index on any date between the Segment Start Date and the Segment Maturity Date.
</R>

. As an investor in the Segment, you will not have voting rights or rights to
receive cash dividends or other distributions or other rights that holders
of the shares of the funds or holders of securities comprising the indices
would have.

. Values of securities and commodities can fluctuate, and sometimes wildly fluctuate, in response to changes in the financial condition of a company as well as general market, economic or political conditions.

   -- Foreign securities involve risks not associated with U.S. securities. Foreign markets may be less liquid, more volatile and subject to less government supervision than domestic markets. Differences between U.S. and foreign legal, political and economic systems, regulatory regimes and
      market practices also may impact security values. There are greater risks
      involved with investments linked to emerging market countries and/or their securities markets. Investments in these countries and/or markets may present market, credit, currency, liquidity, legal, political, technical and other risks different from, or greater than, the risks of investing in developed countries.

-- The price of commodities may be affected by a variety of factors,
   including the global supply and demand, activities of speculative
   communities, and investor's expectations. Developments affecting the
   value of commodities may have significant impact on the investments
that
   are linked to the value of such commodities. Commodity markets may be
   subject to sharp price fluctuations, which may lead to significant
price
   fluctuations in investments that are linked to the value of such
   commodities.

. If you invest in a Segment that provides performance tied to the
   performance of the iShares(R) Dow Jones U.S. Real Estate Index Fund, you
   should consider the following:

   -- The performance of the iShares(R) Dow Jones U.S. Real Estate Index Fund
      may not replicate the performance of, and may underperform the
iShares(R)
      Dow Jones U.S. Real Estate Index (the "underlying index"). The price of
      the iShares(R)

RISK FACTORS

      Dow Jones U.S. Real Estate Index Fund will reflect expenses and fees
that
      will reduce its relative performance. Moreover, it is also possible
that
      the iShares(R) Dow Jones U.S. Real Estate Index Fund may not fully
      replicate or may, in certain circumstances, diverge significantly from
      the performance of the underlying index. Because the return on your
      Segment Investment (subject to the Performance Cap and downside Segment
      Buffer protection) is linked to the performance of the iShares(R) Dow
      Jones U.S. Real Estate Index Fund and not the underlying index, the
      return on your Segment Investment may be less than that of an
alternative
      investment linked directly to the underlying index or the components of
      the underlying index.

   -- The investment objective and strategies of the ishares(R) Dow Jones
U.S.
      Real Estate Index Fund are potentially subject to change.

   -- There are risks associated with the real estate industry. The
iShares(R)
      Dow Jones U.S. Real Estate Index Fund invests in companies that invest
in
      real estate, such as REITs or real estate holding companies. The value
of
      real estate and, consequently, companies that invest in real estate may
      be affected by many complex factors that interrelate with each other in

complex and unpredictable ways.

.   If you invest in a Segment that provides performance tied to the
     performance of the Financial Select Sector SPDR Fund, you should consider
     the following:

     -- The performance of the Financial Select Sector SPDR Fund may not
        replicate the performance of, and may underperform the Financial Select
        Sector Index (the "underlying index"). The price of the Financial
Select
        Sector SPDR Fund will reflect expenses and fees that will reduce its
        relative performance. Moreover, it is also possible that the Financial
        Select Sector SPDR Fund may not fully replicate or may, in certain
        circumstances, diverge significantly from the performance of the
        underlying index. Because the return on your Segment Investment
(subject
        to the Performance Cap and downside Segment Buffer protection) is
linked
        to the performance of the Financial Select Sector SPDR Fund and not the
        underlying index, the return on your Segment Investment may be less
than
        that of an alternative investment linked directly to the underlying
index
        or the components of the underlying index.

     -- The investment objective and strategies of the Financial Select Sector
        SPDR Fund are potentially subject to change.

<R>
     -- There are risks associated with the financial services sector. The
        Financial Select Sector SPDR(R) Fund invests in companies that operate
in
        the financial services sector. Developments affecting the financial and
        capital markets may negatively impact the companies operating in these
        markets.
</R>

.   Investments in Choice Segments are subject to application of the Choice
     cost. As a result:

     -- The Segment Rate of Return for a Choice Segment will always be less
than
        (a) the Performance Cap Rate and (b) the Index Performance Rate, if
        positive, for that Segment.

     -- The Segment Rate of Return for a Choice Segment may be less than the
        Segment Rate of Return for a Standard Segment based on the same Index,
        Segment Buffer and Segment Duration. This will occur if the applicable
        Index Performance Rate is positive but less than the sum of (a) the
        Performance Cap Rate for the Standard Segment and (b) the Choice cost.

<R>
     -- The Segment Interim Value for a Choice Segment may be less than the
        Segment Interim Value for a Standard Segment based on the same Index,
        Segment Buffer and Segment Duration. This could occur if the
performance
        of the applicable Index through the date of calculation of the Segment

        Interim Value is less than the sum of (a) the prorated Performance Cap
        Rate for the Standard Segment and (b) the applicable Choice cost
amount.
        See Appendix II for more information about how the Choice cost is built
        in to the Segment Interim Value calculation for Choice Segments.
</R>

.   Past performance of an index is not an indication of its future
performance.

RISK FACTORS

_____

STRUCTURED INVESTMENT OPTION

The Structured Investment Option consists of a number of Segment Types, each
of
which provides a rate of return tied to the performance of a specified
Securities or Commodities Index. Each month, you have the opportunity to
invest
in any of the Segment Types described below, subject to the requirements,
limitations and procedures disclosed in this section. You participate in the
performance of an Index by investing in the corresponding Segment.
Investments
in Segments are not investments in underlying mutual funds; Segments are not
"index funds."

SEGMENT TYPES

<R>
You can invest in Standard Segment Types and Choice Segment Types. We
currently
offer a total of 27 Segment Types, of which 25 are offered under Series B
contracts and 21 are offered under Series C and Series ADV contracts. Not all
Choice Segment Types are available for each Series. We intend to offer each
Segment Type each month, with a Segment Start Date which is generally the
second Segment Business Day occurring after the 13th of the month. We are not
obligated to offer any one particular Segment Type. Also, we are not
obligated
to offer any Segment Types. Each investment in a Segment Type that starts on
a
particular Segment Start Date is referred to as a Segment.
</R>

A Segment Type refers to all Standard Segments or Choice Segments that have
the
same Index, Segment Duration, and Segment Buffer. Each Segment Type has a
corresponding Segment Type Holding Account. Please refer to the "Definitions
of

key terms" section earlier in this Prospectus for a discussion of these terms.

<R>
CHOICE COST -- A CHARGE APPLICABLE TO INVESTMENTS IN CHOICE SEGMENTS ONLY. THE
CHOICE COST IS AN AMOUNT EQUAL TO 1% OF THE SEGMENT INVESTMENT ON THE SEGMENT
START DATE FOR EACH YEAR OF THE SEGMENT DURATION. ON THE SEGMENT MATURITY DATE,
WE DEDUCT THE CHOICE COST FROM THE INDEX PERFORMANCE RATE OF A CHOICE SEGMENT,
BUT ONLY IF THE INDEX PERFORMANCE RATE IS POSITIVE FOR THAT SEGMENT.
ADDITIONALLY, WHEN WE CALCULATE THE SEGMENT RATE OF RETURN, IF THE INDEX
PERFORMANCE RATE IS POSITIVE FOR A CHOICE SEGMENT BUT LESS THAN THE APPLICABLE
CHOICE COST, THE AMOUNT OF THE CHOICE COST DEDUCTED WILL BE THE MAXIMUM AMOUNT
THAT WILL NOT CAUSE THE SEGMENT MATURITY VALUE TO BE LESS THAN THE SEGMENT
INVESTMENT. THE SEGMENT INTERIM VALUE FOR A CHOICE SEGMENT WILL REFLECT
APPLICATION OF A PORTION OF THE CHOICE COST.
CHOICE SEGMENT -- ANY SEGMENT BELONGING TO A SEGMENT TYPE WHOSE NAME BEGINS
WITH "CHOICE". WHERE A STANDARD SEGMENT AND A CHOICE SEGMENT ARE ASSOCIATED
WITH THE SAME INDEX, THE CHOICE SEGMENT WILL TYPICALLY HAVE A HIGHER
PERFORMANCE CAP RATE AND/OR A DIFFERENT SEGMENT BUFFER. UNLIKE STANDARD
SEGMENTS, CHOICE SEGMENTS ARE SUBJECT TO APPLICATION OF THE CHOICE COST.

Choice Segments provide you access to higher Performance Cap Rates and
potentially greater Segment Rates of Return than comparable Standard
Segments.
Each Choice Segment Type has an associated Choice cost.
</R>

SEGMENT BUSINESS DAY -- A BUSINESS DAY THAT ALL INDICES UNDERLYING AVAILABLE
SEGMENTS ARE SCHEDULED TO BE OPEN AND TO PUBLISH PRICES. A SCHEDULED HOLIDAY
FOR ANY ONE INDEX DISQUALIFIES THAT DAY FROM BEING SCHEDULED AS A SEGMENT
BUSINESS DAY FOR ALL SEGMENTS. WE USE SEGMENT BUSINESS DAYS IN THIS MANNER SO
THAT, BASED ON PUBLISHED HOLIDAY SCHEDULES, WE MATURE ALL SEGMENTS ON THE SAME
DAY AND START ALL NEW SEGMENTS ON A SUBSEQUENT DAY. THIS DESIGN, AMONG OTHER
THINGS, FACILITATES THE ROLL OVER OF MATURING SEGMENT INVESTMENTS INTO NEW
SEGMENTS. IT IS POSSIBLE THAT DUE TO EMERGENCY CONDITIONS, AN INDEX CANNOT
PROVIDE A PRICE ON A DAY THAT WAS SCHEDULED TO BE A SEGMENT BUSINESS DAY. THESE
UNFORESEEN EVENTS CAN HAVE TWO RESULTS. (1) IF THE NYSE EXPERIENCES AN
EMERGENCY CLOSE AND CANNOT PUBLISH A PRICE, WE CANNOT MATURE OR START ANY
SEGMENTS FOR ANY INDEX. (2) IF ANY INDEX OTHER THAN THE NYSE EXPERIENCES AN
EMERGENCY CLOSE AND CANNOT PUBLISH A PRICE, WE WILL MATURE OR START SEGMENTS
FOR ALL UNAFFECTED INDICES.
SEGMENT DURATION -- THE PERIOD FROM THE SEGMENT START DATE TO THE SEGMENT
MATURITY DATE. WE CURRENTLY OFFER SEGMENT DURATIONS OF 1 YEAR, 3 YEARS OR 5
YEARS.

<R>
SEGMENT BUFFER -- THE PORTION OF ANY NEGATIVE INDEX PERFORMANCE RATE THAT WE ABSORB ON A SEGMENT MATURITY DATE FOR A PARTICULAR SEGMENT. ANY PERCENTAGE DECLINE IN A SEGMENT'S INDEX PERFORMANCE RATE IN EXCESS OF THE SEGMENT BUFFER REDUCES YOUR SEGMENT MATURITY VALUE. WE CURRENTLY OFFER SEGMENT BUFFERS OF -10%, -20% AND -30% FOR STANDARD SEGMENTS AND -10%, -15% AND -25% FOR CHOICE SEGMENTS.
</R>

The following chart lists the current Standard Segment Types:

INDEX	SEGMENT DURATION	SEGMENT BUFFER
S&P 500 Price Return Index	1 year	-10%
Russell 2000(R) Price Return Index	1 year	-10%
NASDAQ-100 Price Return Index	1 year	-10%
MSCI EAFE Price Return Index	1 year	-10%
MSCI Emerging Markets Price Return Index	1 year	-10%
Financial Select Sector SPDR Fund	1 year	-10%
iShares(R) Dow Jones U.S. Real Estate Index Fund	1 year	-10%
Gold Index	1 year	-10%
Oil Index	1 year	-10%

S&P 500 Price Return Index	3 year	-10%; -20%
Russell 2000(R) Price Return Index	3 year	-10%; -20%
S&P 500 Price Return Index	5 year	-10%; -20%; -30%
Russell 2000(R) Price Return Index	5 year	-10%; -20%; -30%

CONTRACT FEATURES AND BENEFITS

The following chart lists the current Choice Segment Types:

INDEX	SEGMENT DURATION	SEGMENT BUFFER
Choice S&P 500 Price Return Index	3 year	-10%
Choice Russell 2000 Price Return Index	3 year	-10%
Choice S&P 500 Price Return Index	5 year	-10%; -15%; -25%
Choice Russell 2000 Price Return Index	5 year	-10%; -15%; -25%

ON A SEGMENT MATURITY DATE, THE HIGHEST LEVEL OF PROTECTION IS THE -30% SEGMENT BUFFER (FOR CHOICE SEGMENTS, THE -25% SEGMENT BUFFER) AND LOWEST LEVEL OF PROTECTION IS THE -10% SEGMENT BUFFER.

The Indices are described in more detail below, under the heading "Indices."

Each Standard Segment and Choice Segment has a Performance Cap Rate that we set
on the Segment Start Date. See "Performance Cap Rate" below.

STANDARD SEGMENT EXAMPLE: For the S&P 500 Price Return Index/5 year/-20%
Segment Type, a Segment could be established as S&P 500 Price Return Index/5
year/-20% with a 30% Performance Cap Rate declared on the Segment Start Date.
This means that you will participate in the performance of the S&P 500 Price
Return Index for five years starting from the Segment Start Date. If the
Index
performs positively during this period, your Segment Rate of Return could be
as
much as 30% for that Segment Duration. If the Index performs negatively
during
this period, at maturity you will be protected from the first 20% of the
Index's decline. If the Index performance is between -20% and 0%, your
Segment
Return Amount on the Segment Maturity Date will equal your Segment
Investment.

CHOICE SEGMENT EXAMPLE: For the Choice S&P 500 Price Return Index/5 year/-10%
Segment Type, a Segment could be established as Choice S&P 500 Price Return
Index/5 year/-10% with a 65% Performance Cap Rate declared on the Segment
Start
Date. This means that you will participate in the performance of the S&P 500
Price Return Index for five years starting from the Segment Start Date. If
the
Index performs positively during this period, your Segment Rate of Return
could
be as much as 60% for that Segment Duration (65% less the 5% Choice cost). If
the Index performs negatively during this period, at maturity you will be
protected from the first 10% of the Index's decline. If the Index performance
is between -10% and 0%, your Segment Return Amount on the Segment Maturity
Date
will equal your Segment Investment. Similarly, if the Index performance is
between 0% and 5%, then, after deduction of the Choice cost, your Segment
Return Amount on the Segment Maturity Date will equal your Segment
Investment.

PLEASE NOTE THE FOLLOWING:

<R>
.   STANDARD SEGMENT TYPES WITH GREATER PROTECTION TEND TO HAVE LOWER
     PERFORMANCE CAP RATES THAN OTHER STANDARD SEGMENT TYPES THAT USE THE SAME
     INDEX AND DURATION BUT PROVIDE LESS PROTECTION.

.   CHOICE SEGMENT TYPES WITH GREATER PROTECTION TEND TO HAVE LOWER
PERFORMANCE
     CAP RATES THAN OTHER CHOICE SEGMENT TYPES THAT USE THE SAME INDEX AND
     DURATION BUT PROVIDE LESS PROTECTION.
</R>

.   CHOICE SEGMENTS ARE SUBJECT TO DEDUCTION OF THE CHOICE COST. AS A RESULT,
     THE SEGMENT RATE OF RETURN FOR A CHOICE SEGMENT WILL ALWAYS BE LESS THAN
     (A) THE PERFORMANCE CAP RATE AND (B) THE INDEX PERFORMANCE RATE, IF

POSITIVE, FOR THAT SEGMENT.

.   DEPENDING ON MARKET PERFORMANCE, IT IS POSSIBLE THAT THE SEGMENT RATE OF
    RETURN FOR A STANDARD SEGMENT MAY BE HIGHER THAN THAT FOR A CHOICE
SEGMENT
    THAT USES THE SAME INDEX, DURATION AND SEGMENT BUFFER. THIS WILL OCCUR IF
    THE INDEX PERFORMANCE RATE APPLICABLE TO THESE SEGMENTS DOES NOT EXCEED
THE
    PERFORMANCE CAP RATE SET FOR THE STANDARD SEGMENT BY MORE THAN THE CHOICE
    COST.

.   DEDUCTION OF THE CHOICE COST ON THE SEGMENT MATURITY DATE FOR A CHOICE
    SEGMENT WILL NEVER CAUSE YOU TO LOSE PRINCIPAL. IF THE INDEX PERFORMANCE
    RATE FOR A CHOICE SEGMENT IS POSITIVE BUT LESS THAN THE APPLICABLE CHOICE
    COST, THE AMOUNT OF THE CHOICE COST DEDUCTED WILL NOT CAUSE YOUR SEGMENT
    MATURITY VALUE TO BE LESS THAN YOUR SEGMENT INVESTMENT.

.   IF, ON A SEGMENT START DATE, WE DETERMINE THAT THE PERFORMANCE CAP RATE
FOR
    A CHOICE SEGMENT WILL NOT EXCEED THE PERFORMANCE CAP RATE FOR A
COMPARABLE
    STANDARD SEGMENT (I.E., WITH THE SAME INDEX, SEGMENT DURATION, SEGMENT
    BUFFER AND SEGMENT START DATE) BY AN AMOUNT THAT IS AT LEAST EQUAL TO THE
    CHOICE COST, WE WILL WAIVE THE CHOICE COST AND DECLARE A PERFORMANCE CAP
    RATE FOR THE CHOICE SEGMENT THAT IS EQUAL TO THE PERFORMANCE CAP RATE FOR
    THE STANDARD SEGMENT.

PERFORMANCE CAP RATE -- THE HIGHEST SEGMENT RATE OF RETURN THAT CAN BE
CREDITED
ON A SEGMENT MATURITY DATE. THE PERFORMANCE CAP RATE IS NOT AN ANNUAL RATE OF
RETURN.
INDEX PERFORMANCE RATE -- FOR A SEGMENT, THE PERCENTAGE CHANGE IN THE VALUE
OF
THE RELATED INDEX FROM THE SEGMENT START DATE TO THE SEGMENT MATURITY DATE.
THE
INDEX PERFORMANCE RATE MAY BE POSITIVE OR NEGATIVE.
PERFORMANCE CAP THRESHOLD -- A MINIMUM RATE YOU MAY SPECIFY AS A
PARTICIPATION
REQUIREMENT THAT THE PERFORMANCE CAP RATE FOR A NEW SEGMENT MUST EQUAL OR
EXCEED IN ORDER FOR AMOUNTS TO BE TRANSFERRED FROM A SEGMENT TYPE HOLDING
ACCOUNT INTO A NEW SEGMENT.

BOTH THE PERFORMANCE CAP RATE AND THE SEGMENT RATE OF RETURN ARE RATES OF
RETURN FROM THE SEGMENT START DATE TO THE SEGMENT MATURITY DATE, NOT ANNUAL
RATES OF RETURN, EVEN IF THE SEGMENT DURATION IS LONGER THAN ONE YEAR.
THEREFORE THE INDEX PERFORMANCE RATE AND THE PERFORMANCE CAP THRESHOLD ARE
ALSO
NOT ANNUAL RATES. The performance of the Index, the Performance Cap Rate and
the Segment Buffer are all measured from the Segment Start Date to the
Segment
Maturity Date, and the Performance Cap Rate and Segment Buffer apply if you
hold the Segment until the Segment Maturity Date. If you surrender or cancel
your contract, die or make a withdrawal from a Segment before the Segment

Maturity Date, the Segment Buffer will not necessarily apply to the extent it
would on the Segment Maturity Date, and any upside performance will be
limited
to a percentage lower than the Performance Cap Rate. Please see "Your
contract's value in the Structured Investment Option" in "Determining your
contract's value" later in this Prospectus. A partial withdrawal from a
Segment
does not affect the Performance Cap Rate and Segment Buffer that apply to any
remaining amounts that are held in the Segment through the Segment Maturity
Date.

CONTRACT FEATURES AND BENEFITS

We reserve the right to offer any or all Segment Types less frequently than
monthly or to stop offering any or all of them or to suspend offering any or
all of them temporarily. Please see "Suspension, termination and changes to
Segment Types" later in this section. All Segment Types may not be available
in
all states. We may also add Segment Types in the future.

The total number of Segments and Segment Type Holding Accounts that may be
active on a contract at any time is 70.

INDICES

Each Segment Type references an Index that determines the performance of its
associated Segments. We currently offer Segment Types based on the
performance
of (1) securities indices, (2) commodities indices and (3) exchange-traded
funds. Throughout this Prospectus, we refer to these indices and
exchange-traded funds using the term "Index" or, collectively, "Indices." Not
all Indices may be available under your contract. Please see "Appendix II:
State contract availability and/or variations of certain features and
benefits"
later in this Prospectus.

SECURITIES INDICES. The following Securities Indices are currently available:

S&P 500 PRICE RETURN INDEX. The S&P 500 Price Return Index was established by
Standard & Poor's. The S&P 500 Price Return Index includes 500 leading
companies in leading industries of the U.S. economy, capturing 75% coverage
of
U.S. equities. The S&P 500 Price Return Index does not include dividends
declared by any of the companies included in this Index.

RUSSELL 2000(R) PRICE RETURN INDEX. The Russell 2000(R) Price Return Index
was
established by Russell Investments. The Russell 2000(R) Price Return Index

measures the performance of the small-cap segment of the U.S. equity universe.
The Russell 2000(R) Price Return Index is a subset of the Russell 3000(R) Index
representing approximately 10% of the total market capitalization of that index. It includes approximately 2,000 of the smallest securities based on a combination of their market cap and current index membership. The Russell 2000(R) Price Return Index does not include dividends declared by any of the companies included in this Index.

MSCI EAFE PRICE RETURN INDEX. The MSCI EAFE Price Return Index was established
by MSCI. The MSCI EAFE Price Return Index is a free float-adjusted market capitalization index that is designed to measure the equity market performance
of developed markets, excluding the US and Canada. As of the date of this Prospectus the MSCI EAFE Price Return Index consisted of the following 22 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the
Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. The MSCI EAFE Price Return Index does not
include dividends declared by any of the companies included in this Index.

MSCI EMERGING MARKETS PRICE RETURN INDEX. The MSCI Emerging Markets Price Return Index was established by MSCI. The MSCI Emerging Markets Price Return Index is a free float-adjusted market capitalization index that is designed to
measure equity market performance of emerging markets. As of the date of this prospectus, the MSCI Emerging Markets Price Return Index consists of the following 21 emerging market country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, and
Turkey. The MSCI Emerging Markets Price Return Index does not include dividends
declared by any of the companies included in this Index.

NASDAQ-100 PRICE RETURN INDEX. The NASDAQ-100 Price Return Index (the "NASDAQ-100 Index") includes securities of 100 of the largest domestic and international non-financial securities listed on The NASDAQ Stock Market based
on market capitalization. The Index reflects companies across major industry groups including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. It does not contain securities of financial companies including investment companies. The NASDAQ-100 Price Return
Index does not include dividends declared by any of the companies included in this Index.

EXCHANGE-TRADED FUNDS. The following exchange-traded funds are currently available:

ISHARES(R) DOW JONES U.S. REAL ESTATE INDEX FUND. The iShares(R) Dow Jones U.S.
Real Estate Index Fund seeks investment results that correspond generally to

the performance of the Dow Jones U.S. Real Estate Index, which is the
underlying index. The underlying index measures the performance of the Real
Estate industry of the U.S. equity market, including real estate holding and
developing and real estate investment trusts (REITS) subsectors. The
iShares(R)
Dow Jones U.S. Real Estate Index Fund is an exchange-traded fund. The
performance of the iShares(R) Dow Jones U.S. Real Estate Index Fund may not
replicate the performance of, and may underperform the underlying index. The
price of the iShares(R) Dow Jones U.S. Real Estate Index Fund will reflect
expenses and fees that will reduce its relative performance. Moreover, it is
also possible that the iShares(R) Dow Jones U.S. Real Estate Index Fund may
not
fully replicate or may, in certain circumstances, diverge significantly from
the performance of the underlying index. Because the return on your Segment
Investment (subject to the Performance Cap and downside Segment Buffer
protection) is linked to the performance of the iShares(R) Dow Jones U.S.
Real
Estate Index Fund and not the underlying index, the return on your Segment
Investment may be less than that of an alternative investment linked directly
to the underlying index or the components of the underlying index. The
investment performance of the iShares(R) Dow Jones U.S. Real Estate Index
Segment is only based on the closing share price of the Index Fund. The
iShares(R) Dow Jones U.S. Real Estate Index Segment does not include
dividends
and other distributions declared by the Index Fund.

<R>
FINANCIAL SELECT SECTOR SPDR(R) FUND. The Financial Select Sector SPDR(R)
Fund
seeks to closely match the returns and characteristics of the Financial
Select
Sector Index, which is the underlying index. The underlying index seeks to
provide an effective representation of the financial sector of the S&P 500
Index, and includes companies from the following industries: commercial
banks,
capital markets, diversified financial services, insurance and real estate.
Because the return on your Segment Investment (subject to the Performance Cap
and downside Segment Buffer protection) is linked to the performance of the
Financial Select Sector SPDR(R) Fund and not the underlying index, the return
on your Segment Investment may be less than that of an alternative investment
linked directly to the underlying index or the components of the underlying
index. The investment performance of the Financial Select Sector SPDR(R) Fund
Segment is only based on the closing share price of the Fund. The Financial
Select Sector SPDR(R) Fund Segment does not include dividends and other
distributions declared by the Fund.
</R>

COMMODITIES INDICES. The following Commodities Indices are currently
available:

GOLD INDEX. The Gold Index measures the performance of the price of gold. The
gold price referenced by the Gold Index is the "London Gold Market Fixing Ltd
-- LBMA PM Fixing Price/USD", a benchmark price per ounce in U.S. Dollars
fixed
daily at 3 P.M. London Time by The London Gold Market Fixing Ltd. ("London
Gold
Fixing"). Visit

(2) SEGMENT MATURITY DATE REQUIREMENT IS MET. The Segment Maturity Date must occur on or before the contract maturity date. If the Segment Maturity Date is
after the contract maturity date, your account value in the Segment Type Holding Account will be transferred to the EQ/Money Market variable investment
option.

(3) PERFORMANCE CAP THRESHOLD IS MET. When you allocate a contribution or transfer account value to a Segment Type, you may also specify a Performance Cap Threshold. The Performance Cap Threshold represents the minimum Performance
Cap Rate you find acceptable for a particular Segment. As long as it remains in
effect, the Performance Cap Threshold will prevent your value in the Segment Type Holding Account from being transferred into the corresponding Segment unless the Performance Cap Threshold is equal to or exceeded by the Performance
Cap Rate we declare on the Segment Start Date, assuming the other participation
requirements are met. Performance Cap Thresholds are expressed as whole percentage rates.

PERFORMANCE CAP THRESHOLD -- A MINIMUM RATE YOU MAY SPECIFY AS A PARTICIPATION
REQUIREMENT THAT THE PERFORMANCE CAP RATE FOR A NEW SEGMENT MUST EQUAL OR
EXCEED IN ORDER FOR AMOUNTS TO BE TRANSFERRED FROM A SEGMENT TYPE HOLDING
ACCOUNT INTO A NEW SEGMENT.

For example, for a given Segment Type, you may specify a Performance Cap Threshold of 10%. If we set a Performance Cap Rate of 10% or higher for the next available Segment of that Segment Type, then we will transfer your account
value in the applicable Segment Type Holding Account to the new Segment on the
Segment Start Date, provided all other participation requirements are met. However, if we set the Performance Cap Rate at 9.9% for that Segment, your account value will not be transferred to the new Segment.

If you have allocated amounts to multiple Segment Types in a particular month,
you may specify a different Performance Cap Threshold for each Segment Type.

<R>
The Performance Cap Threshold operates in the same manner for Standard Segments
and Choice Segments. When determining whether the Performance Cap Threshold for
a Choice Segment has been satisfied, we do not take into account the Choice
cost associated with that Segment.
</R>

You are not required to specify a Performance Cap Threshold, but doing so
provides you with additional flexibility in managing your contract. The
Performance Cap Threshold is an option for owners who want to invest in a
particular Segment Type only if we set a Performance Cap Rate at a certain
level or higher. If we declare a Performance Cap Rate that is lower than the
Performance Cap Threshold you specify, you will not be invested in that Segment
and your contribution will remain in that Segment Type Holding Account until
the Performance Cap Threshold is no longer in effect or you provide us with
alternative instructions.

We do not require that you specify a Performance Cap Threshold because some
owners may wish to invest in a Segment regardless of the particular Performance
Cap Rate. If you do not specify a threshold, you risk the possibility that the
Performance Cap Rate established will have a lower cap on returns than you
would otherwise find acceptable. You may wish to discuss with your financial
professional whether to specify a Performance Cap Threshold and, if so, at what
percentage.

If you do not specify a Performance Cap Threshold, then we will transfer your
account value from the Segment Type Holding Account into a Segment if the other
participation requirements are met, regardless of the Performance Cap Rate that
we set.

In order for a new Performance Cap Threshold to be effective for a forthcoming
Segment, you must set it at least one day prior to the Segment Start Date.
Similarly, while you can change an existing Performance Cap Threshold at any
time, the revised Performance Cap Threshold will only apply to a Segment if you
make the change at least one day prior to the Segment Start Date. This means
that if you set a new or change an existing Performance Cap Threshold on a
Segment Start Date, that new or revised Performance Cap Threshold will not
affect the participation requirements for any Segment created that day. For
example if you have a Performance Cap Threshold on file of 12%, but change it
to 15% on a Segment Start Date, any amounts in that Segment Type Holding
Account will be transferred into a new Segment of that Segment Type that we
create that day with a Participation Cap Rate of 13%, if the other
participation requirements are met.

If you specify a Performance Cap Threshold, the time period for which it will

remain in effect depends on when your Structured Capital Strategies(R) contract
was issued:

.   For contracts issued prior to August 25, 2014, a Performance Cap
Threshold
    will remain in effect until the later of 90 days after we receive your
    election and the date amounts in the Segment Type Holding Account are
    transferred into a Segment. If you specify a Performance Cap Threshold on
    the required form in connection with your application, the 90 days will
be
    measured from your contract date.

.   For contracts issued on or after August 25, 2014, a Performance Cap
    Threshold will remain in effect until the day after the third scheduled
    Segment Start Date following your Performance Cap Threshold election.
This
    means that if the declared Performance Cap Rate for a Segment has not
    matched or exceeded your Performance Cap Threshold on any of the three
    scheduled Segment Start Dates following your election, any amounts in the
    applicable Segment Type Holding Account (including any funds transferred
to
    that holding account after your election) on the business day immediately
    preceding the fourth scheduled Segment Start Date after your election
will
    be transferred into the Segment created on that Segment Start Date,
unless
    you renew the Performance Cap Threshold prior to that date.

<R>
   In addition, if your Performance Cap Threshold was satisfied on the first
or
   second scheduled Segment Start Date following your election and amounts in
   the applicable Segment Type Holding Account were transferred into a
Segment,
   the Performance Cap Threshold will continue to apply to any amounts you
   subsequently transfer into that Segment Type Holding Account until the day
   after the third scheduled Segment Start Date following your election. A
   "scheduled Segment Start Date" includes any date on which a Segment would
   have started had not the associated Segment Type been suspended as of that
   date. A suspension of the Segment Type will not extend the Performance Cap
   Threshold effective-through date.
</R>

In all cases, if you complete a new Performance Cap Threshold election, it
will
override any existing Performance Cap Threshold then in effect. Transferring
funds from a Segment Holding Account to one of the variable investment
options
will not terminate a Performance Cap Threshold you may have set for the
Segment
Type associated with that Segment Holding Account.

If you elect to invest in the Dollar Cap Averaging Program or, at issue,
elect
to invest using Pre-Packaged Segment Selection, you may not specify a
Performance Cap Threshold and any Performance Cap Threshold previously

established will no longer be valid. By making

CONTRACT FEATURES AND BENEFITS

HOW WITHDRAWALS ARE TAKEN FROM YOUR ACCOUNT VALUE

WITHDRAWALS

Unless you specify otherwise, we will subtract your withdrawals on a pro rata
basis from your value in the variable investment options (excluding the
Segment
Type Holding Accounts). If there is insufficient value or no value in the
variable investment options (excluding the Segment Type Holding Accounts),
any
additional amount of the withdrawal required or the total amount of the
withdrawal will be taken on a pro rata basis from the Segment Type Holding
Accounts. If there are insufficient funds in the Segment Type Holding
Accounts,
any additional amount of the withdrawal required will be taken from the
dollar
cap averaging account. If there is insufficient value in the dollar cap
averaging account, we will deduct all or a portion of the withdrawal from the
Segments on a pro rata basis. A partial withdrawal from the Dollar Cap
Averaging Program will terminate the program.

If you specify the investment options from which you want us to deduct your
withdrawal, the following restrictions apply: If the amount of your
withdrawal
is equal to or less than your account value in the variable investment
options
and Segment Type Holding Accounts, the entire withdrawal must come from the
account value in the variable investment options and Segment Type Holding
Accounts, and the withdrawal cannot be pro rata; you must specify the dollar
amount or percentage withdrawal for the variable investment options and
Segment
Type Holding Accounts from which to take the withdrawal. In other words, you
cannot take a withdrawal from the Segments if there is any value remaining in
the variable investment options and Segment Type Holding Accounts.

After 100% of the value has been taken from the variable investment options
and
Segment Type Holding Accounts, you can specify the dollar amount or
percentage
of the withdrawal to be taken from any Segment.

If you have amounts in a Segment Type Holding Account and you make a
withdrawal
on a Segment Start Date, that amount will not be transferred into the Segment
created on that date.

Withdrawals from a Segment prior to your Segment Maturity Date reduce the
Segment Investment on a pro rata basis by the same proportion that the
Segment
Interim Value is reduced on the date of the withdrawal. We use the Segment
Investment to determine your Segment Maturity Value.

You can request, in advance of your Segment Maturity Date, a withdrawal of
your
Segment Maturity Value on the Segment Maturity Date, which is not subject to
the restrictions described above regarding the need to withdraw amounts in
variable investment options and Segment Type Holding Accounts before
withdrawing amounts from Segments. We will only accept a request to withdraw
your Segment Maturity Value if you submit the request within 12 months of the
Segment Maturity Date.

A withdrawal from a Series ADV NQ contract, including a withdrawal to pay the
fees of the fee-based program, may be a taxable event. For the tax
consequences
of withdrawals, see "Tax information" later in this Prospectus.

SURRENDERING YOUR CONTRACT TO RECEIVE ITS CASH VALUE

You may surrender your contract to receive its cash value at any time while
an
owner is living (or for contracts with non-natural owners, while the
annuitant
is living) and before you begin to receive annuity payments. For a surrender
to
be effective, we must receive your written request and your contract at our
processing office. We will determine your cash value on the date we receive
the
required information.

You may receive your cash value in a single sum payment or apply it to one or
more of the annuity payout options. See "Your annuity payout options" below.
For the tax consequences of surrenders, see "Tax information" later in this
Prospectus.

When a contract is surrendered in certain states, the free withdrawal amount
is
not taken into account when calculating the amount of the withdrawal. See
"10%
free withdrawal amount" under "Charges under the contract" in "Charges and
expenses" later in this Prospectus.

WITHDRAWALS TREATED AS SURRENDERS

<R>
If you withdraw more than 90% of a contract's current cash value, we will
treat
it as a request to surrender the contract for its cash value. In addition, we
have the right to pay the cash value and terminate the contract if no
contributions are made during the last three completed contract years, and
the
account value is less than $500, or if you make a withdrawal that would
result

in a cash value of less than $500. For the tax consequences of withdrawals,
see
"Tax information" later in this Prospectus.
</R>

WHEN TO EXPECT PAYMENTS

Generally, we will fulfill requests for payments out of the investment
options
within seven calendar days after the date of the transaction to which the
request relates. These transactions may include applying proceeds to a
variable
annuity payout option, payment of a death benefit, payment of any amount you
withdraw (less any withdrawal charge) and, upon surrender or termination,
payment of the cash value. We may postpone such payments or applying proceeds
for any period during which:

(1)the New York Stock Exchange is closed or restricts trading,

(2)the SEC determines that an emergency exists as a result of which sales of
    securities or determination of fair value of an investment option's assets
    is not reasonably practicable, or

(3)the SEC, by order, permits us to defer payment to protect people remaining
    in the variable investment options.

All payments are made by check and are mailed to you (or the payee named in a
tax-free exchange) by U.S. mail, unless you request that we use an express
delivery or wire transfer service at your expense.

YOUR ANNUITY PAYOUT OPTIONS

The following description assumes annuitization of your entire contract. For
partial annuitization, see "Partial annuitization" below.

Deferred annuity contracts such as Structured Capital Strategies(R) provide
for
conversion to payout status at or before the contract's "maturity date." This
is called annuitization. When your contract is annuitized, your Structured
Capital Strategies(R) contract and all its benefits will terminate and will
be
converted to a supplemental payout annuity contract ("payout option") that
provides for periodic payments for life or for a specified period of time. In
general, the periodic

ACCESSING YOUR MONEY

Appendix II: State contract availability and/or variations of certain
features
and benefits

The following information is a summary of the states where the Structured
Capital Strategies(R) contracts or certain features and/or benefits are
either
not available as of the date of this Prospectus or vary from the contract's
features and benefits as previously described in this Prospectus. Certain
features and/or benefits may have been approved in your state after your
contract was issued and cannot be added. Please contact your financial
professional for more information about availability in your state.

STATES WHERE CERTAIN STRUCTURED CAPITAL STRATEGIES(R) FEATURES AND/OR
BENEFITS
ARE NOT AVAILABLE OR VARY:

<R>

--
 STATE   FEATURES AND BENEFITS   AVAILABILITY OR VARIATION

--
ALASKA   Series B, Series C, and Series   Not available.
            ADV contracts

--
ARIZONA   See "Your right to cancel within   If you reside in the state of
            a certain number of days" in   Arizona and you purchased your
            "Contract features and benefits"   contract as a replacement for a
                                               different variable annuity
                                               contract or you are age 65 or
                                               older at the time the contract
                                               is issued, you may return your
                                               variable annuity contract
within
                                               30 days from the date you
                                               receive it and receive a refund
                                               of account value. This is also
                                               referred to as the "free look"
                                               period.

--
CALIFORNIA See "We require that the   You are not required to use our
            following types of   forms when making a transaction
            communications be on specific   request. If a written request
            forms we provide for that   contains all the information
            purpose" in "How to reach us"   required to process the
request,
                                            we will honor it.
            See "Contract features and   If you reside in California and
            benefits" -- "Your right to   you are age 60 or older at the
            cancel within a certain number time the contract is issued,
you
            of days"   may return your variable
annuity
                                            contract within 30 days from
the

date that you receive it and receive a refund as described below.

If you allocate your entire initial contribution to the EQ/Money Market option, the amount of your refund will be equal to your contribution, unless you make a transfer, in which case the amount of your refund will be equal to your account value on the date we receive your request to cancel at our processing office. This amount could be less than your initial contribution. If you allocate any portion of your initial contribution to the variable investment options (other than the EQ/Money Market option), your refund will be equal to your account value on the date we receive your request

to cancel at our processing office.

"RETURN OF CONTRIBUTION" FREE LOOK TREATMENT AVAILABLE THROUGH

CERTAIN SELLING BROKERS-DEALERS

Certain selling broker-dealers offer an allocation method designed to preserve your right to a return of your contributions during the free look period. At the time of application, you will instruct your financial professional as to how your initial contribution and any subsequent contributions should be treated for the purpose of maintaining your free look right under the contract. Please consult your financial professional to learn more about the availability of "return of contribution" free look treatment.

If you choose "return of contribution" free look treatment of your contract, we will allocate your entire

contribution and any subsequent contributions made during the
40

day period following the Contract Date, to the EQ/Money Market investment option. In
the

event you choose to exercise your free look right under the contract, you will receive a refund equal to your contributions.
If you choose the "return of contribution" free look treatment and your contract is still in effect on the 40th day (or next business day)
following

the Contract Date, we will automatically reallocate your account value to the investment options chosen on your application.

--
</R>

II-1

APPENDIX II: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN
FEATURES AND BENEFITS

<R>

STATE	FEATURES AND BENEFITS	AVAILABILITY OR VARIATION
CALIFORNIA (CONTINUED)		Any transfers made prior to the expiration of the 30 day free look will terminate your right to "return of contribution" treatment in the event you choose to exercise your free look right under the contract. Any transfer made prior to the 40th day following the
Contract (or		Date will cancel the automatic reallocation on the 40th day

the

Equitable

must

service

applications

electronically,

Program

time

this

after

next business day) following

Contract Date described above. If you do not want AXA

to perform this scheduled one-time reallocation, you

call one of our customer

representatives at 1 (800) 789-7771 before the 40th day following the Contract Date to cancel.

If you purchased your contract from a financial professional whose firm submits

to AXA Equitable

the Dollar Cap Averaging

may not be available at the

your contract is issued. If

is the case and you wish to participate in the program

your contract has been issued, you must make your election on the applicable paper form and submit it to us separately. Depending on when we receive your form, you may miss the first available date on which your account value would otherwise be transferred to

your

designated Segment Type

Holding

Accounts.

	QP (Defined Benefit and Defined Contribution) contracts	Not available.
	See "Segment Types" under "Structured Investment Option" in "Contract Features and Benefits"	Choice Segments are not available.
	See "Dollar Cap Averaging Program" and "Your right to cancel within a certain number	If you elect to invest in the Dollar Cap Averaging Program, you will not be eligible for

the

| | of days" in "Contract features | "return of contribution" free |

and benefits"
the

look treatment. By electing

Dollar Cap Averaging Program, you would only be eligible to receive a return of account value if you free look your contract.

See "Charges and expenses" --
is

Item (iii) under this section

"Disability, terminal illness, or confinement to a nursing home" (For Series B contracts only)

deleted in its entirety.

See "More information" --
an

You can transfer ownership of

"Transfers of ownership, collateral assignments, loans,
may

NQ contract at any time before annuity payments begin. You

and borrowing"

assign your contract, unless otherwise restricted for tax qualification purposes.

CONNECTICUT QP (Defined Benefit and Defined Contribution) contracts

Not available.

See "Segment Types" under "Structured Investment Option" in "Contract Features and Benefits"

Choice Segments are not available.

See "Charges and expenses - Disability, terminal illness, or confinement to a nursing home" (For Series B contracts only)
replaced

Waiver (i) is deleted. As a result, the first sentence of the last paragraph of this section is deleted and

with the following:

We reserve the right to impose
a

withdrawal charge, in
accordance

with your contract, if the conditions described in (ii)
or

(iii) above existed at the
time

a contribution was remitted or if the condition began within
12

months following remittance.

See "Charge for each additional transfer in excess of 12 transfers per contract year" in

The charge for transfers does not apply.

	"Fee table" and "Transfer charge" in "Charges and expenses"	
FLORIDA	See "How you can purchase and contribute to your contract" in "Contract features and benefits"	In the third paragraph of this section, item (i) now reads: "(i) contributions under a Structured Capital Strategies(R) contract would then total more than $1,500,000;" and item (ii) regarding the $2,500,000 limitation on contributions is deleted. The remainder of this section is unchanged.
	See "Your right to cancel within a certain number of days" in "Contract features and benefits"	If you reside in the state of Florida, you may cancel your variable annuity contract and return it to us within 21 days from the date that you receive it. You will receive an unconditional refund equal to the greater of the cash surrender value provided in the annuity contract, plus any fees or charges deducted from the contributions or imposed under the contract, or a refund of all contributions paid.
	See "Selecting an annuity payout option" under "Your annuity payout options" in "Accessing your money"	The following sentence replaces the first sentence of the second paragraph in this section: You can choose the date annuity payments are to begin, but it may not be earlier than twelve months from the contract date.

</R>

II-2

APPENDIX II: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS

```
<R>
-----------------------------------------------------------------------------
 STATE           FEATURES AND BENEFITS         AVAILABILITY OR VARIATION
-----------------------------------------------------------------------------
FLORIDA          See "Withdrawal charge" in    If you are age 65 or older
at
(CONTINUED)      "Charges and expenses"        the time your contract is
                                               issued, the applicable
                                               withdrawal charge will not
                                               exceed 10% of the amount
                                               withdrawn. In addition, no
                                               charge will apply after the
end
                                               of the 10th contract year or
10
                                               years after a contribution
is
                                               made, whichever is later.
-----------------------------------------------------------------------------
IDAHO            See "Your right to cancel within If you reside in the state
of
                 a certain number of days" in    Idaho, you may return your
                 "Contract features and benefits" contract within 20 days from
the
                                                 date that you receive it and
                                                 receive a refund of your
initial
                                                 contribution.
-----------------------------------------------------------------------------
ILLINOIS         Structured Capital Strategies(R) Structured Capital
Strategies(R)
                                                 is no longer available for
sale
                                                 in the state of Illinois.
-----------------------------------------------------------------------------
MARYLAND         See "Your annuity payout        The table of guaranteed
annuity
                 options" in "Accessing your     payments cannot be changed
after
                 money"                          contract issue.

                 Series C contracts             Not available
-----------------------------------------------------------------------------
MASSACHUSETTS    See "Disability, terminal       This section is deleted in
its
```

	illness or confinement to nursing home" under "Withdrawal charge" in "Charges and expenses" (For Series B contracts only)	entirety.

MINNESOTA	Structured Capital Strategies(R)	Structured Capital Strategies(R) is no longer available for sale in the state of Minnesota.
	Series C contracts (for sales of Structured Capital Strategies(R) prior to June 24, 2013)	Not available
	QP (Defined Benefit and Defined Contribution) contracts (for sales of Structured Capital Strategies(R) prior to June 24, 2013)	Not available.
	See "Segment Types" under "Structured Investment Option" in "Contract Features and Benefits" (for sales of Structured Capital Strategies(R) prior to June 24, 2013)	Choice Segments are not available.
	See "Securities Indices" under "Structured Investment Option" in "Contract Features and Benefits" (for sales of Structured Capital Strategies(R) prior to June 24, 2013)	The Financial Select Sector SPDR Fund is not available.

NEW JERSEY	QP (Defined Benefit and Defined Contribution) contracts	Not available.
	See "Securities Indices" under "Structured Investment Option" in "Contract features and benefits"	The Financial Select Sector SPDR Fund is not available.
	See "Segment Types" under "Structured Investment Option" in "Contract Features and Benefits"	Choice Segments are not available.
	See "Your annuity payout options" in "Accessing your	The table of guaranteed annuity payments cannot be changed after

	money"	contract issue.
	See "Withdrawals treated as surrenders" in "Accessing your money"	We do not have the right to terminate your contract if no contributions are made during the last three completed contract years and your account value is less than $500.
NEW HAMPSHIRE	See "Disability, terminal illness, or confinement to a nursing home" under "Withdrawal charge" in "Charges and expenses" (For Series B contracts only)	Waiver (iii) regarding the definition of a nursing home is deleted, and replaced with the following: You are confined to a nursing home for more than 90 days (or such other period, as required in your state) as verified by a licensed physician. A nursing home for this purpose means one that is (a) a provider of skilled nursing care service, or qualified to receive approval of Medicare benefits, or (b) operated pursuant to law as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, U.S. Virgin Islands, or Guam) and meets all of the following: . its main function is to provide skilled, intermediate, or custodial nursing care;

</R>

APPENDIX II: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS

<R>

STATE	FEATURES AND BENEFITS	AVAILABILITY OR VARIATION
NEW HAMPSHIRE (CONTINUED)		. it is supervised by a registered nurse or licensed practical nurse; . it keeps daily medical records of each patient; . it controls and records all medications dispenses; and . its primary service is other than to provide housing for residents.
NEW YORK	QP (Defined Benefit and Defined Contribution) contracts	Not available.
	See "Securities Indices" under "Structured Investment Option" in "Contract features and benefits"	The Financial Select Sector SPDR Fund is not available.
	See "Segment Types" under "Structured Investment Option" in "Contract Features and Benefits"	Choice Segments are not available.
	See "Your right to cancel within	The second paragraph under "Your

a certain number of days" in "Contract features and benefits" and also see "Calculation Formula" in "Appendix III: Segment Interim Value"	right to cancel within a certain number of days" is deleted in its entirety and replaced with the following: Your refund will equal your account value under the contract on the day we receive written notification of your decision to cancel the contract and will reflect any investment gain or loss in the variable investment options (less the daily charges we deduct) through the date we receive your contract. This includes a modified calculation of the Segment Interim Value for amounts allocated to existing Segments. For any IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your contribution. Only for the purpose of calculating your refunded amount if you exercise your right to cancel within a certain number of days, your Segment Interim Value is equal to the sum of the following components: (1) Fair Value of Fixed Instruments; plus (2) Fair Value of Derivatives; plus

    (3)Cap Calculation Factor
    (computed based on the
    assumption that we

have

    not incurred any

expense).

See "The amount applied to   If a life contingent annuity
purchase an annuity payout   payout option is elected,

the

option" in "Accessing your money"   amount applied to the

annuity

    benefit will be 100% of the
    account value and any

applicable

    withdrawal charge will be

waived.

    If a non-life contingent

annuity

    payout option is elected,

the

    amount applied to the

annuity

    benefit is the greater of

the

    cash value or 95% of what

the

    account value would be if no
    withdrawal charge applied.

See "Disability, terminal   Item (i) is deleted and

replaced

illness, or confinement to a   with the following: An owner

(or

nursing home" in "Charges and   older joint owner, if
expenses"   applicable) has qualified to
    receive Social Security
    disability benefits as

certified

    by the Social Security
    Administration or meets the
    definition of a total

disability

    as specified in the

contract. To

    qualify, a recertification
    statement from a physician

will

    be required every 12 months

from

    the date disability is
    determined.

See "Transfers of ownership,   You may assign all or a

portion

```
                collateral assignments, loans    of your contract at any
time,
                and borrowing" in "More          unless otherwise restricted
for
                information"                      tax qualification purposes.
---------------------------------------------------------------------------
-----
NORTH DAKOTA    See "Your right to cancel within  To exercise your
cancellation
                a certain number of days" in      right, you must return the
                "Contract features and benefits"  certificate directly to our
                                                  processing office within 20
days
                                                  after you receive it.
---------------------------------------------------------------------------
-----
</R>
```

APPENDIX II: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN
FEATURES
                                AND BENEFITS

```
<R>
---------------------------------------------------------------------------
----
 STATE          FEATURES AND BENEFITS            AVAILABILITY OR VARIATION
---------------------------------------------------------------------------
----
OREGON          Series C contracts               Not available
                iShares(R) Dow Jones U.S. Real   Not available
                Estate Index Fund & MSCI
                Emerging Markets Price Return
                Index
                Dollar Cap Averaging Program     Not available
                Pre-Packaged Segment Selection   Not available

                QP (Defined Benefit and Defined  Not available.
                Contribution) contracts

                See "Segment Types" under        Choice Segments are not
                "Structured Investment Option"   available.
                in "Contract Features and
                Benefits"

                See "Securities Indices" under   The NASDAQ-100 Price Return
                "Structured Investment Option"   Index is not available in
Oregon.
                in "Contract features and
                benefits"
```

		The Financial Select Sector
SPDR		Fund is not available in
Oregon.		
not	See "How you can purchase and	Additional contributions are
	contribute to your contract" in "Contract features and benefits"	permitted after the fifth contract year.
	See "Lifetime required minimum	THE FOLLOWING REPLACES THE
THIRD		
	distribution withdrawals" under "Withdrawing your account value" in "Accessing your money"	PARAGRAPH:
a		We generally will not impose
		withdrawal charge on minimum distribution withdrawals even
if		
		you are not enrolled in our automatic RMD service, except if, when added to a non-RMD
lump		
		sum withdrawal previously
taken		
		in the same contract year,
the		
		minimum distribution
withdrawals		
		exceed the free withdrawal amount. In order to avoid a withdrawal charge in
connection		
		with minimum distribution withdrawals outside of our automatic RMD service, you
must		
		notify us using our
withdrawal		
		request form. Such minimum distribution withdrawals must
be		
		based solely on your
contract's		
		account value.
		FOR SERIES B CONTRACTS:
	See "Selecting an annuity payout	You can choose the date
annuity		
	option" under "Your annuity	payments begin, but it may
not		
	payout options" in "Accessing your money"	be earlier than the date all withdrawal charges under the contract expire.
	See "Disability, terminal	Item (i) under this section
is		
	illness, or confinement to	deleted in its entirety.

	nursing home" under "Withdrawal charge" in "Charges and expenses"	
	See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information"	The contract may be freely assigned unless otherwise restricted for tax qualification purposes.
PENNSYLVANIA	Contributions	Your contract refers to contributions as premiums.
	QP (Defined Benefit and Defined Contribution) contracts	Not available.
	See "Securities Indices" under "Structured Investment Option" in "Contract features and benefits"	The Financial Select Sector SPDR Fund is not available.
	See "Segment Types" under "Structured Investment Option" in "Contract Features and Benefits"	Choice Segments are not available.
	See "Disability, terminal illness or confinement to nursing home" in "Charges and expenses" (For Series B contracts only)	The Withdrawal Charge Waiver does not apply during the first 12 months of the contract with respect to the Social Security Disability Waiver, the Six Month Life Expectancy Waiver, or if the owner is confined to a nursing home during such period.
	Required disclosure for Pennsylvania customers	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a

```
                                        fraudulent insurance act,
which

                                        is a crime and subjects such
                                        person to criminal and civil
                                        penalties.
--------------------------------------------------------------------
----
</R>


                                II-5

APPENDIX II: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN
FEATURES
                            AND BENEFITS
```

<R>
```
--------------------------------------------------------------------
---
 STATE        FEATURES AND BENEFITS      AVAILABILITY OR VARIATION
--------------------------------------------------------------------
---
PUERTO RICO  See "Securities Indices" under  The Financial Select Sector
SPDR

             "Structured Investment Option"  Fund is not available.
             in "Contract features and
             benefits"

             See "Segment Types" under       Choice Segments are not
             "Structured Investment Option"  available.
             in "Contract Features and
             Benefits"

             QP (Defined Benefit) contracts  Not available

             "Purchase considerations for QP  PURCHASE CONSIDERATIONS FOR QP
             (Defined Contribution) contracts  (DEFINED CONTRIBUTION)
CONTRACTS
             in Puerto Rico" -- this section  IN PUERTO RICO:
             replaces "Appendix IV: Purchase  Trustees who are considering
the
             considerations for defined       purchase of a Structured
Capital
             benefit and defined contribution  Strategies(R) QP contract in
             plans" in this Prospectus.       Puerto Rico should discuss
with
                                              their tax, legal and plan
                                              advisors whether this is an
                                              appropriate investment vehicle
                                              for the employer's plan.
                                              Trustees should consider
whether
                                              the plan provisions permit the
```

investment of plan assets in the QP contract, and the payment of death benefits in accordance with the requirements of Puerto Rico income tax rules. The QP contract and this Prospectus should be reviewed in full, and the following factors, among others, should be noted.

SOURCE OF INCOME

. Because this contract is issued by a United States insurance company, amounts paid from the contract produce U.S.-source income, not Puerto Rico-source income. A Puerto Rico qualified plan investing in assets producing Puerto Rico-source income is likely to generate a more favorable tax result for a participant under a Puerto Rico qualified plan.

LIMITS ON CONTRACT OWNERSHIP:

. QP contracts are not available to defined benefit plans. Defined benefit plans must use Non-Qualified contracts to invest Structured Capital Strategies(R). There is no qualified plan contract endorsement available for defined benefit plans with Structured Capital Strategies(R). The plan and trust, if properly qualified, contain the requisite provisions of the Internal Revenue Code to maintain their tax exempt status. A non-qualified contract cannot be converted to an IRA.

- The QP contract is offered only as a funding vehicle to qualified plan trusts of single participant defined contribution plans that are tax-qualified under Puerto Rico law, not United States law. The contract is not available to US qualified plans or to defined benefit plans qualifying under Puerto Rico law.

- The QP contract owner is the qualified plan trust. The annuitant under the contract is the self-employed Puerto Rico resident, who is the sole plan participant.

- This product should not be purchased if the self-employed individual anticipates having additional employees become eligible for the plan. We will not allow additional contracts to be issued for participants other than the original business owner.

- If the business that sponsors the plan adds another employee who becomes eligible for the plan, no further contributions may be made to the contract. If the employer moves the funds to another funding vehicle that

can accommodate more than one employee, this move could result in withdrawal charges, if applicable.

</R>

                                    II-6

APPENDIX II: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN
FEATURES
                             AND BENEFITS

━━━

<R>

 STATE   FEATURES AND BENEFITS   AVAILABILITY OR VARIATION

PUERTO RICO   LIMITS ON CONTRIBUTIONS:
(CONTINUED)   .   All contributions must be
                                                      direct transfers from
other
                                                      investments within an
                                                      existing qualified plan
                                                      trust.

                                                  .   Employer payroll
                                                      contributions are not
                                                      accepted.

                                                  .   Only one additional
transfer
                                                      contribution may be made
per
                                                      contract year.

                                                  .   Checks written on accounts
                                                      held in the name of the
                                                      employer instead of the
plan
                                                      or the trustee will not be
                                                      accepted.

                                                  .   As mentioned above, if a
new
                                                      employee becomes eligible
                                                      for the plan, the trustee
                                                      will not be permitted to

make any further contributions to the contract established for the

original business owner.

LIMITS ON PAYMENTS:

. Loans are not available under the contract.

. All payments are made to the

plan trust as owner, even though the plan participant/annuitant is the

ultimate recipient of the benefit payment.

. AXA Equitable does no tax reporting or withholding of

any kind for payment to the

plan participant. The plan administrator or trustee will be solely responsible for performing or providing

for all such services.

. AXA Equitable does not offer

contracts that qualify as IRAs under Puerto Rico law.

PLAN TERMINATION:

. If the plan participant terminates the business, and

as a result wishes to terminate the plan, the trust would have to be kept

in existence to receive payments. This could create

expenses for the plan.

. If the plan participant terminates the plan and the

trust is dissolved, or if the plan trustee (which may

or may not be the same as

the plan participant) is unwilling to accept

payment

would

contract

NQ

to

to the plan trust for any reason, AXA Equitable

have to change the

from a Puerto Rico QP to

in order to make payments

the individual as the new owner. Depending on when this occurs, it could be a taxable distribution from the plan, with a potential tax of the entire account value of the contract. Puerto Rico income tax withholding and reporting

by

apply

the plan trustee could

to the distribution transaction.

.   AXA Equitable is a U.S. insurance company,

therefore

to

distributions under the NQ contract could be subject

United States taxation and withholding on a "taxable amount not determined"

basis.

Beneficiary continuation option (IRA)	Not available
IRA and Roth IRA	Available for direct rollovers from U.S. source 401(a) plans and direct transfers from the same type of U.S. source IRAs.
See footnote 1 in "Fee table" and "Charges for state premium and other applicable taxes" in "Charges and expenses"	There is no premium tax charge imposed.
See "Purchase considerations for a charitable remainder trusts"	We do not offer Structured Capital Strategies(R)

contracts

under "Owner and annuitant requirements" in "Contract features and benefits"	to charitable remainder trusts in Puerto Rico.

```
          See "Taxation of nonqualified    There are special rules for
          annuities" in "Tax information"   nonqualified contracts issued
in
                                            Puerto Rico.
-----------------------------------------------------------------------------
---
</R>
```

APPENDIX II: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN
FEATURES
                              AND BENEFITS

```
<R>
-----------------------------------------------------------------------------
----
 STATE          FEATURES AND BENEFITS          AVAILABILITY OR VARIATION
-----------------------------------------------------------------------------
----
PUERTO RICO                                    Income from NQ contracts we
(CONTINUED)                                    issue is U.S. source. A
Puerto
                                               Rico resident is subject to
U.S.
                                               taxation on such U.S. source
                                               income. Only Puerto Rico
source
                                               income of Puerto Rico
residents
                                               is excludable from U.S.
                                               taxation. Income from NQ
                                               contracts is also subject to
                                               Puerto Rico tax. The
calculation
                                               of the taxable portion of
                                               amounts distributed from a
                                               contract may differ in the
two
                                               jurisdictions. Therefore, you
                                               might have to file both U.S.
and
                                               Puerto Rico tax returns,
showing
                                               different amounts of income
from
                                               the contract for each tax
                                               return. Puerto Rico generally
                                               provides a credit against
Puerto
                                               Rico tax for U.S. tax paid.
```

		Depending on your personal situation and the timing of the different tax liabilities, you may not be able to take full advantage of this credit. We anticipate requiring owners or beneficiaries of annuity contracts in Puerto Rico which are not individuals to be required to complete the appropriate Form W-8 describing the entity type to avoid 30% FATCA withholding from U.S.-source income beginning in 2014.
RHODE ISLAND	See "Your right to cancel within a certain number of days" in "Contract features and benefits"	If you reside in the state of Rhode Island at the time the contract is issued, you may return your contract within 20 days from the date that you receive it and receive a refund of your contribution.
TEXAS	See "How you can purchase and contribute to your contract" in "Contract features and benefits"	In the third paragraph of this section, item (i) now reads: "(i) contributions under a Structured Capital Strategies(R) contract would then total more than $1,500,000." The $2,500,000 limitation on the sum of all contributions under all AXA Equitable annuity accumulation contracts with the same owner or annuitant does not apply.
	QP (Defined Benefit and Defined Contribution) contracts	Not available.

SPDR	See "Securities Indices" under "Structured Investment Option" in "Contract features and benefits"	The Financial Select Sector Fund is not available.
	See "Segment Types" under "Structured Investment Option" in "Contract Features and Benefits"	Choice Segments are not available.
contribution	See "Disability, terminal illness or confinement to	There is no 12 month waiting period following a
waived	nursing home" in "Charges and expenses" (For Series B contracts only)	for the Six Month Life Expectancy Waiver. The withdrawal charge can be
contribution.		even if the condition begins within 12 months of the remittance of the

----

UTAH be	See "Transfers of ownership, collateral assignments, loans or	Unless restricted for tax purposes, your contract may
	borrowing" in "More information"	assigned.

VERMONT	QP (Defined Benefit and Defined Contribution) contracts	Not available.
SPDR	See "Securities Indices" under "Structured Investment Option" in "Contract features and benefits"	The Financial Select Sector Fund is not available.
	See "Segment Types" under "Structured Investment Option" in "Contract Features and Benefits"	Choice Segments are not available.

WASHINGTON	QP (Defined Benefit and Defined Contribution) contracts	Not available.
amount	See "10% free withdrawal amount" under "Withdrawal charge" in "Charges and expenses"	The 10% free withdrawal applies to full surrenders.
owner, to	See "Disability, terminal illness, or confinement to	The owner (or older joint if applicable) has qualified

	nursing home" in "Charges and expenses" (For Series B certified contracts only)	receive Social Security disability benefits as by the Social Security Administration or a statement from an independent U.S. licensed physician stating
		that
		the owner (or older joint
owner,		
		if applicable) meets the definition of total
disability		
		for at least 6 continuous
months		
		prior to the notice of claim. Such disability must be re-certified every 12 months.

</R>

APPENDIX II: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES
AND BENEFITS

AXA Equitable Life Insurance Company

<R>
SUPPLEMENT DATED AUGUST 25, 2014, TO THE CURRENT PROSPECTUS FOR STRUCTURED CAPITAL STRATEGIES(R) DATED MAY 1, 2014
</R>

This Supplement modifies certain information in the above-referenced Prospectus
(the "Prospectus") offered by AXA Equitable Life Insurance Company ("AXA Equitable"). You should read this Supplement in conjunction with your Prospectus and retain it for future reference. This Supplement incorporates the
Prospectus by reference. Unless otherwise indicated, all other information included in your Prospectus remains unchanged. The terms we use in this Supplement have the same meaning as in your Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service center referenced in your Prospectus.

The purpose of this Supplement is to provide you with information regarding
(i) the addition of a new index to the Structured Investment Option and

(ii) the availability of additional Segment Types that we refer to as Choice Segments.

Accordingly, please note the following updates to the Prospectus effective on or about August 25, 2014:

1. THE FOLLOWING INDEX IS ADDED TO THE COVER PAGE OF THE PROSPECTUS:

```
----------------------------------------
  INDICES
----------------------------------------
  .    Financial Select Sector SPDR Fund
----------------------------------------
```

2. THE "DEFINITIONS OF KEY TERMS" SECTION OF THE PROSPECTUS CONTAINS THE FOLLOWING CHANGES:

   (A)THE DEFINED TERMS BELOW ARE REPLACED IN THEIR ENTIRETY WITH THE FOLLOWING:

SEGMENT -- An investment option we establish with the Index, Segment Duration and Segment Buffer of a specific Segment Type, and for which we also specify a
Segment Maturity Date and Performance Cap Rate. We currently offer Standard Segments and Choice Segments.

SEGMENT BUFFER -- The portion of any negative Index Performance Rate that we absorb on a Segment Maturity Date for a particular Segment. Any percentage decline in a Segment's Index Performance Rate in excess of the Segment Buffer reduces your Segment Maturity Value. We currently offer Segment Buffers of -10%, -20% and -30% for Standard Segments and -10%, -15% and -25% for Choice Segments.

SEGMENT RATE OF RETURN -- The rate of return earned by a Segment as calculated
on the Segment Maturity Date. The Segment Rate of Return is calculated differently for Standard Segments and Choice Segments.

   .   FOR STANDARD SEGMENTS: If the Index Performance Rate is positive, then
        the Segment Rate of Return is a rate equal to the Index Performance
Rate,
        but not more than the Performance Cap Rate. If the Index Performance
Rate
        is negative, but declines by a percentage less than or equal to the
        Segment Buffer, then the Segment Rate of Return is 0%. If the Index
        Performance Rate is negative, and declines by more than the Segment
        Buffer, then the Segment Rate of Return is negative, but will not
reflect
        the first -10%, -20% or -30% of downside performance, depending on the
        Segment Buffer applicable to that Segment.

   .   FOR CHOICE SEGMENTS. If the Index Performance Rate is equal to or
exceeds
        the Performance Cap Rate, then the Segment Rate of Return is a rate
equal
        to the Performance Cap Rate minus the Choice cost. If the Index

Performance Rate is positive but less than the Performance Cap Rate, then
the Segment Rate of Return is a rate equal to the greater of (a) the
Index Performance Rate minus the Choice Cost and (b) zero. If the Index
Performance Rate is negative, but declines by a percentage less than or
equal to the Segment Buffer, then the Segment Rate of Return is zero. If
the Index Performance Rate is negative, and declines by more than the
Segment Buffer, then the Segment Rate of Return is negative, but will not
reflect the first -10%, -15% or -25% of downside performance, depending
on the Segment Buffer applicable to that Segment.

SEGMENT TYPE -- Comprises all Standard Segments or Choice Segments having the
same Index, Segment Duration, and Segment Buffer. Each Segment Type has a
corresponding Segment Type Holding Account.

    (B)THE NEW DEFINED TERMS BELOW HAVE BEEN ADDED:

CHOICE COST -- a charge applicable to investments in Choice Segments only.
The
Choice cost is an amount equal to 1% of the Segment Investment on the Segment
Start Date for each year of the Segment Duration. On the Segment Maturity
Date,
we deduct the Choice cost from the Index Performance Rate of a Choice
Segment,
but only if the Index Performance Rate is positive for that Segment.
Additionally, when we calculate the Segment Rate of Return, if the Index
Performance Rate is positive for a Choice Segment but less than the
applicable
Choice cost, the amount of the Choice cost deducted will be the maximum
amount
that will not cause the Segment Maturity Value to be less than the Segment
Investment. The Segment Interim Value for a Choice Segment will reflect
application of a portion of the Choice cost.

CHOICE SEGMENT -- any Segment belonging to a Segment Type whose name begins
with "Choice". Where a Standard Segment and a Choice Segment are associated
with the same Index, the Choice Segment will typically have a higher
Performance Cap Rate and/or a different Segment Buffer. Unlike Standard
Segments, Choice Segments are subject to application of the Choice cost.

STANDARD SEGMENT -- any Segment that is not a Choice Segment.

3. THE "FEE TABLE" SECTION OF THE PROSPECTUS HAS BEEN UPDATED AS FOLLOWS:

(A)THE "ADJUSTMENTS FOR EARLY SURRENDER OR WITHDRAWAL FROM A SEGMENT"
TABLE
     IS REPLACED IN ITS ENTIRETY WITH THE FOLLOWING:

                                 ADJUSTMENTS FOR EARLY SURRENDER OR WITHDRAWAL FROM
A SEGMENT

 WHEN CALCULATION IS MADE   MAXIMUM AMOUNT
THAT MAY BE LOST/(5)/

                                       -10% BUFFER   -15% BUFFER   -20%
BUFFER   -25% BUFFER   -30% BUFFER

Segment Interim Value is applied on   90% of Segment 85% of Segment 80% of
Segment 75% of Segment 70% of Segment
surrender or withdrawal from a Segment Investment   Investment
Investment   Investment   Investment
prior to its Segment Maturity Date

/(5)/The actual amount of the Interim Value Calculation is determined by a
formula that depends on, among other things, the Segment Buffer and how the
Index has performed since the Segment Start Date, as discussed in detail
under
"Appendix III" later in this Prospectus. The maximum loss would occur if
there
is a total distribution for a Segment with a -10%, -15%, -20%, -25% or -30%
buffer at a time when the Index price has declined to zero. If you surrender
or
cancel your contract, die or make a withdrawal from a Segment before the
Segment Maturity Date, the Segment Buffer will not necessarily apply to the
extent it would on the Segment Maturity Date, any upside performance will be
limited to a percentage lower than the Performance Cap Rate and, for Choice
Segments only, the Segment Interim Value will reflect the application of a
portion of the Choice cost.

   (B)A NEW "CHARGES WE DEDUCT FROM YOUR INVESTMENT IN A CHOICE SEGMENT"
TABLE
     IS ADDED AS FOLLOWS:

CHARGES WE DEDUCT FROM YOUR INVESTMENT IN A CHOICE SEGMENT

<R>
The Choice cost is applicable to Choice Segments only. The Choice cost is an
amount equal to 1% of the Segment Investment for each year of the Segment
Duration.
</R>

<R>

 SEGMENT TYPE   CHOICE COST

```
-------------------------------------------------------
Choice Segments with 3-year Segment       3.00%
Duration
-------------------------------------------------------
Choice Segments with 5-year Segment       5.00%
Duration
-------------------------------------------------------
</R>
```

On the Segment Maturity Date, we deduct the Choice cost from the Index
Performance Rate of a Choice Segment, but only if the Index Performance Rate
is
positive for that Segment. Additionally, if the Index Performance Rate is
positive for a Choice Segment but less than the applicable Choice cost, the
Choice cost deducted will be the maximum amount that will not cause the
Segment
Maturity Value to be less than the Segment Investment./(6)/ The Segment
Interim
Value for a Choice Segment will reflect the application of a portion of the
Choice cost, as described in more detail in Appendix III.

Please note that if, on a Segment Start Date, we determine that the
Performance
Cap Rate for a Choice Segment will not exceed the Performance Cap Rate for a
comparable Standard Segment (i.e., with the same Index, Segment Duration,
Segment Buffer and Segment Start Date) by an amount that is at least equal to
the Choice cost, we will waive the Choice cost and declare a Performance Cap
Rate for the Choice Segment that is equal to the Performance Cap Rate for the
Standard Segment.

/(6)/For example, if you invested $1,000 in a Choice Segment with a 3-year
Segment Duration, your investment will be subject to a Choice cost of 3%.
However, if on the Segment Maturity Date the Index Performance Rate is 2%,
the
Choice Cost deduction will be limited to 2% and your Segment Maturity Value
will be equal to your $1,000 initial investment.

<R>
   (C)FOOTNOTE 4 IS REPLACED IN ITS ENTIRETY WITH THE FOLLOWING:

On a non-guaranteed basis, we may waive any portion of the contract fee as it
applies to the EQ/Money Market variable investment option (including any
amounts in the dollar cap averaging account) to the extent that the fee
exceeds
the income distributed by the underlying EQ/Money Market Portfolio. This
waiver
is limited to the contract fee, and it is not a fee waiver or performance
guarantee for the underlying EQ/Money Market Portfolio. See "Contract fee" in
"Charges and expenses" later in this Prospectus.

   (D)THE THIRD PARAGRAPH IN THE "EXAMPLES" SECTION IS REPLACED IN ITS
ENTIRETY
        WITH THE FOLLOWING TWO PARAGRAPHS:

The Dollar Cap Averaging Program is not covered by the fee table and
examples.
While there is no fee for using the Dollar Cap Averaging Program, any

applicable Contract fee amount and withdrawal charges do apply to amounts
residing in the dollar cap averaging account.

You can find examples illustrating the Structured Investment Option under
"Structured Investment Option" in "Contract Features and Benefits."
Withdrawal
charges, if any, also apply to the Structured Investment Option.
</R>

4. THE "RISK FACTORS" SECTION OF THE PROSPECTUS HAS BEEN UPDATED TO INCLUDE
THE
FOLLOWING NEW RISK FACTORS:

<R>
   .   Standard Segment Types with greater protection tend to have lower
       Performance Cap Rates than other Standard Segment Types that use the
same
       index and duration but provide less protection.

   .   Choice Segment Types with greater protection tend to have lower
       Performance Cap Rates than other Choice Segment Types that use the same
       index and duration but provide less protection.

   .   Your Segment Maturity Value is calculated based on the change in price
of
       the Index between the Segment Start Date and the Segment Maturity Date,
       subject to application of the Performance Cap Rate, the Segment Buffer
       and (for Choice Segments only) the Choice cost. Your Segment Maturity
       Value is not affected by the price of the Index on any date between the
       Segment Start Date and the Segment Maturity Date.
</R>

<R>
   .   If you invest in a Segment that provides performance tied to the
       performance of the Financial Select Sector SPDR Fund, you should
consider
       the following:

       -- The performance of the Financial Select Sector SPDR Fund may not
           replicate the performance of, and may underperform the Financial
           Select Sector Index (the "underlying index"). The price of the
           Financial Select Sector SPDR Fund will reflect expenses and fees
that
           will reduce its relative performance. Moreover, it is also possible
           that the Financial Select Sector SPDR Fund may not fully replicate
or
           may, in certain circumstances, diverge significantly from the
           performance of the underlying index. Because the return on your
           Segment Investment (subject to the Performance Cap and downside

Segment Buffer protection) is linked to the performance of the
Financial Select Sector SPDR Fund and not the underlying index, the
return on your Segment Investment may be less than that of an
alternative investment linked directly to the underlying index or
the
components of the underlying index.

-- The investment objective and strategies of the Financial Select
Sector
SPDR Fund are potentially subject to change.

-- There are risks associated with the financial services sector. The
Financial Select Sector SPDR(R) Fund invests in companies that
operate
in the financial services sector. Developments affecting the
financial
and capital markets may negatively impact the companies operating in
these markets.

    .   Investments in Choice Segments are subject to application of the Choice
         cost. As a result:

-- The Segment Rate of Return for a Choice Segment will always be less
than (a) the Performance Cap Rate and (b) the Index Performance
Rate,
if positive, for that Segment.

-- The Segment Rate of Return for a Choice Segment may be less than the
Segment Rate of Return for a Standard Segment based on the same
Index,
Segment Buffer and Segment Duration. This will occur if the
applicable
Index Performance Rate is positive but less than the sum of (a) the
Performance Cap Rate for the Standard Segment and (b) the Choice
cost.

-- The Segment Interim Value for a Choice Segment may be less than the
Segment Interim Value for a Standard Segment based on the same
Index,
Segment Buffer and Segment Duration. This could occur if the
performance of the applicable Index through the date of calculation
of
the Segment Interim Value is less than the sum of (a) the prorated
Performance Cap Rate for the Standard Segment and (b) the applicable
Choice cost amount. See Appendix II for more information about how
the
Choice cost is built in to the Segment Interim Value calculation for
Choice Segments.
</R>

5. THE "SEGMENT TYPES" SUBSECTION OF THE "CONTRACT FEATURES AND BENEFITS"
SECTION OF THE PROSPECTUS IS REPLACED IN ITS ENTIRETY WITH THE FOLLOWING:

SEGMENT TYPES

<R>

You can invest in Standard Segment Types and Choice Segment Types. We currently
offer a total of 27 Segment Types, of which 25 are offered under Series B
contracts and 21 are offered under Series C and Series ADV contracts. Not all
Choice Segment Types are available for each Series. We intend to offer each
Segment Type each month, with a Segment Start Date which is generally the
second Segment Business Day occurring after the 13th of the month. We are not
obligated to offer any one particular Segment Type. Also, we are not obligated
to offer any Segment Types. Each investment in a Segment Type that starts on a
particular Segment Start Date is referred to as a Segment.
</R>

A Segment Type refers to all Standard Segments or Choice Segments that have the
same Index, Segment Duration, and Segment Buffer. Each Segment Type has a
corresponding Segment Type Holding Account. Please refer to the "Definitions of
key terms" section earlier in this Prospectus for a discussion of these terms.

<R>
CHOICE COST -- A CHARGE APPLICABLE TO INVESTMENTS IN CHOICE SEGMENTS ONLY. THE
CHOICE COST IS AN AMOUNT EQUAL TO 1% OF THE SEGMENT INVESTMENT ON THE SEGMENT
START DATE FOR EACH YEAR OF THE SEGMENT DURATION. ON THE SEGMENT MATURITY DATE,
WE DEDUCT THE CHOICE COST FROM THE INDEX PERFORMANCE RATE OF A CHOICE SEGMENT,
BUT ONLY IF THE INDEX PERFORMANCE RATE IS POSITIVE FOR THAT SEGMENT.
ADDITIONALLY, WHEN WE CALCULATE THE SEGMENT RATE OF RETURN, IF THE INDEX
PERFORMANCE RATE IS POSITIVE FOR A CHOICE SEGMENT BUT LESS THAN THE APPLICABLE
CHOICE COST, THE AMOUNT OF THE CHOICE COST DEDUCTED WILL BE THE MAXIMUM AMOUNT
THAT WILL NOT CAUSE THE SEGMENT MATURITY VALUE TO BE LESS THAN THE SEGMENT
INVESTMENT. THE SEGMENT INTERIM VALUE FOR A CHOICE SEGMENT WILL REFLECT
APPLICATION OF A PORTION OF THE CHOICE COST.
CHOICE SEGMENT -- ANY SEGMENT BELONGING TO A SEGMENT TYPE WHOSE NAME BEGINS
WITH "CHOICE". WHERE A STANDARD SEGMENT AND A CHOICE SEGMENT ARE ASSOCIATED
WITH THE SAME INDEX, THE CHOICE SEGMENT WILL TYPICALLY HAVE A HIGHER
PERFORMANCE CAP RATE AND/OR A DIFFERENT SEGMENT BUFFER. UNLIKE STANDARD
SEGMENTS, CHOICE SEGMENTS ARE SUBJECT TO APPLICATION OF THE CHOICE COST.

Choice Segments provide you access to higher Performance Cap Rates and
potentially greater Segment Rates of Return than comparable Standard
Segments.
Each Choice Segment Type has an associated Choice cost.
</R>

SEGMENT BUSINESS DAY -- A BUSINESS DAY THAT ALL INDICES UNDERLYING AVAILABLE SEGMENTS ARE SCHEDULED TO BE OPEN AND TO PUBLISH PRICES. A SCHEDULED HOLIDAY FOR ANY ONE INDEX DISQUALIFIES THAT DAY FROM BEING SCHEDULED AS A SEGMENT BUSINESS DAY FOR ALL SEGMENTS. WE USE SEGMENT BUSINESS DAYS IN THIS MANNER SO THAT, BASED ON PUBLISHED HOLIDAY SCHEDULES, WE MATURE ALL SEGMENTS ON THE SAME
DAY AND START ALL NEW SEGMENTS ON A SUBSEQUENT DAY. THIS DESIGN, AMONG OTHER THINGS, FACILITATES THE ROLL OVER OF MATURING SEGMENT INVESTMENTS INTO NEW SEGMENTS. IT IS POSSIBLE THAT DUE TO EMERGENCY CONDITIONS, AN INDEX CANNOT PROVIDE A PRICE ON A DAY THAT WAS SCHEDULED TO BE A SEGMENT BUSINESS DAY. THESE
UNFORESEEN EVENTS CAN HAVE TWO RESULTS. (1) IF THE NYSE EXPERIENCES AN EMERGENCY CLOSE AND CANNOT PUBLISH A PRICE, WE CANNOT MATURE OR START ANY SEGMENTS FOR ANY INDEX. (2) IF ANY INDEX OTHER THAN THE NYSE EXPERIENCES AN EMERGENCY CLOSE AND CANNOT PUBLISH A PRICE, WE WILL MATURE OR START SEGMENTS FOR ALL UNAFFECTED INDICES.
SEGMENT DURATION -- THE PERIOD FROM THE SEGMENT START DATE TO THE SEGMENT MATURITY DATE. WE CURRENTLY OFFER SEGMENT DURATIONS OF 1 YEAR, 3 YEARS OR 5 YEARS.
<R>
SEGMENT BUFFER -- THE PORTION OF ANY NEGATIVE INDEX PERFORMANCE RATE THAT WE ABSORB ON A SEGMENT MATURITY DATE FOR A PARTICULAR SEGMENT. ANY PERCENTAGE DECLINE IN A SEGMENT'S INDEX PERFORMANCE RATE IN EXCESS OF THE SEGMENT BUFFER REDUCES YOUR SEGMENT MATURITY VALUE. WE CURRENTLY OFFER SEGMENT BUFFERS OF -10%, -20% AND -30% FOR STANDARD SEGMENTS AND -10%, -15% AND -25% FOR CHOICE SEGMENTS.
</R>

The following chart lists the current Standard Segment Types:

INDEX	SEGMENT DURATION	SEGMENT BUFFER
S&P 500 Price Return Index	1 year	-10%
Russell 2000(R) Price Return Index	1 year	-10%
NASDAQ-100 Price Return Index	1 year	-10%

MSCI EAFE Price Return Index	1 year	-10%
MSCI Emerging Markets Price Return Index	1 year	-10%
Financial Select Sector SPDR Fund	1 year	-10%
iShares(R) Dow Jones U.S. Real Estate Index Fund	1 year	-10%
Gold Index	1 year	-10%
Oil Index	1 year	-10%
S&P 500 Price Return Index	3 year	-10%; -20%
Russell 2000(R) Price Return Index	3 year	-10%; -20%
S&P 500 Price Return Index	5 year	-10%; -20%; -30%
Russell 2000(R) Price Return Index	5 year	-10%; -20%; -30%

The following chart lists the current Choice Segment Types:

INDEX	SEGMENT DURATION	SEGMENT BUFFER

```
Choice S&P 500 Price Return Index                          3 year
-10%
----------------------------------------------------------------------
-----------------------------------------------
Choice Russell 2000 Price Return Index                     3 year
-10%
----------------------------------------------------------------------
-----------------------------------------------
Choice S&P 500 Price Return Index                          5 year
-10%; -15%; -25%
----------------------------------------------------------------------
-----------------------------------------------
Choice Russell 2000 Price Return Index                     5 year
-10%; -15%; -25%
----------------------------------------------------------------------
-----------------------------------------------
```

ON A SEGMENT MATURITY DATE, THE HIGHEST LEVEL OF PROTECTION IS THE -30%
SEGMENT
BUFFER (FOR CHOICE SEGMENTS, THE -25% SEGMENT BUFFER) AND LOWEST LEVEL OF
PROTECTION IS THE -10% SEGMENT BUFFER.

The Indices are described in more detail below, under the heading "Indices."

Each Standard Segment and Choice Segment has a Performance Cap Rate that we
set
on the Segment Start Date. See "Performance Cap Rate" below.

STANDARD SEGMENT EXAMPLE: For the S&P 500 Price Return Index/5 year/-20%
Segment Type, a Segment could be established as S&P 500 Price Return Index/5
year/-20% with a 30% Performance Cap Rate declared on the Segment Start Date.
This means that you will participate in the performance of the S&P 500 Price
Return Index for five years starting from the Segment Start Date. If the
Index
performs positively during this period, your Segment Rate of Return could be
as
much as 30% for that Segment Duration. If the Index performs negatively
during
this period, at maturity you will be protected from the first 20% of the
Index's decline. If the Index performance is between -20% and 0%, your
Segment
Return Amount on the Segment Maturity Date will equal your Segment
Investment.

CHOICE SEGMENT EXAMPLE: For the Choice S&P 500 Price Return Index/5 year/-10%
Segment Type, a Segment could be established as Choice S&P 500 Price Return
Index/5 year/-10% with a 65% Performance Cap Rate declared on the Segment
Start
Date. This means that you will participate in the performance of the S&P 500
Price Return Index for five years starting from the Segment Start Date. If
the
Index performs positively during this period, your Segment Rate of Return
could
be as much as 60% for that Segment Duration (65% less the 5% Choice cost). If
the Index performs negatively during this period, at maturity you will be
protected from the first 10% of the Index's decline. If the Index performance

is between -10% and 0%, your Segment Return Amount on the Segment Maturity Date
will equal your Segment Investment. Similarly, if the Index performance is between 0% and 5%, then, after deduction of the Choice cost, your Segment Return Amount on the Segment Maturity Date will equal your Segment Investment.

PLEASE NOTE THE FOLLOWING:

<R>
.   STANDARD SEGMENT TYPES WITH GREATER PROTECTION TEND TO HAVE LOWER
    PERFORMANCE CAP RATES THAN OTHER STANDARD SEGMENT TYPES THAT USE THE SAME
    INDEX AND DURATION BUT PROVIDE LESS PROTECTION.

.   CHOICE SEGMENT TYPES WITH GREATER PROTECTION TEND TO HAVE LOWER PERFORMANCE
    CAP RATES THAN OTHER CHOICE SEGMENT TYPES THAT USE THE SAME INDEX AND
    DURATION BUT PROVIDE LESS PROTECTION.
</R>

.   CHOICE SEGMENTS ARE SUBJECT TO DEDUCTION OF THE CHOICE COST. AS A RESULT,
    THE SEGMENT RATE OF RETURN FOR A CHOICE SEGMENT WILL ALWAYS BE LESS THAN
    (A) THE PERFORMANCE CAP RATE AND (B) THE INDEX PERFORMANCE RATE, IF
    POSITIVE, FOR THAT SEGMENT.

4

.   DEPENDING ON MARKET PERFORMANCE, IT IS POSSIBLE THAT THE SEGMENT RATE OF
    RETURN FOR A STANDARD SEGMENT MAY BE HIGHER THAN THAT FOR A CHOICE SEGMENT
    THAT USES THE SAME INDEX, DURATION AND SEGMENT BUFFER. THIS WILL OCCUR IF
    THE INDEX PERFORMANCE RATE APPLICABLE TO THESE SEGMENTS DOES NOT EXCEED THE
    PERFORMANCE CAP RATE SET FOR THE STANDARD SEGMENT BY MORE THAN THE CHOICE
    COST.

.   DEDUCTION OF THE CHOICE COST ON THE SEGMENT MATURITY DATE FOR A CHOICE
    SEGMENT WILL NEVER CAUSE YOU TO LOSE PRINCIPAL. IF THE INDEX PERFORMANCE
    RATE FOR A CHOICE SEGMENT IS POSITIVE BUT LESS THAN THE APPLICABLE CHOICE
    COST, THE AMOUNT OF THE CHOICE COST DEDUCTED WILL NOT CAUSE YOUR SEGMENT
    MATURITY VALUE TO BE LESS THAN YOUR SEGMENT INVESTMENT.

.   IF, ON A SEGMENT START DATE, WE DETERMINE THAT THE PERFORMANCE CAP RATE FOR
    A CHOICE SEGMENT WILL NOT EXCEED THE PERFORMANCE CAP RATE FOR A COMPARABLE
    STANDARD SEGMENT (I.E., WITH THE SAME INDEX, SEGMENT DURATION, SEGMENT
    BUFFER AND SEGMENT START DATE) BY AN AMOUNT THAT IS AT LEAST EQUAL TO THE
    CHOICE COST, WE WILL WAIVE THE CHOICE COST AND DECLARE A PERFORMANCE CAP
    RATE FOR THE CHOICE SEGMENT THAT IS EQUAL TO THE PERFORMANCE CAP RATE FOR
    THE STANDARD SEGMENT.

PERFORMANCE CAP RATE -- THE HIGHEST SEGMENT RATE OF RETURN THAT CAN BE
CREDITED
ON A SEGMENT MATURITY DATE. THE PERFORMANCE CAP RATE IS NOT AN ANNUAL RATE OF
RETURN.
INDEX PERFORMANCE RATE -- FOR A SEGMENT, THE PERCENTAGE CHANGE IN THE VALUE
OF
THE RELATED INDEX FROM THE SEGMENT START DATE TO THE SEGMENT MATURITY DATE.
THE
INDEX PERFORMANCE RATE MAY BE POSITIVE OR NEGATIVE.
PERFORMANCE CAP THRESHOLD -- A MINIMUM RATE YOU MAY SPECIFY AS A
PARTICIPATION
REQUIREMENT THAT THE PERFORMANCE CAP RATE FOR A NEW SEGMENT MUST EQUAL OR
EXCEED IN ORDER FOR AMOUNTS TO BE TRANSFERRED FROM A SEGMENT TYPE HOLDING
ACCOUNT INTO A NEW SEGMENT.

BOTH THE PERFORMANCE CAP RATE AND THE SEGMENT RATE OF RETURN ARE RATES OF
RETURN FROM THE SEGMENT START DATE TO THE SEGMENT MATURITY DATE, NOT ANNUAL
RATES OF RETURN, EVEN IF THE SEGMENT DURATION IS LONGER THAN ONE YEAR.
THEREFORE THE INDEX PERFORMANCE RATE AND THE PERFORMANCE CAP THRESHOLD ARE
ALSO
NOT ANNUAL RATES. The performance of the Index, the Performance Cap Rate and
the Segment Buffer are all measured from the Segment Start Date to the
Segment
Maturity Date, and the Performance Cap Rate and Segment Buffer apply if you
hold the Segment until the Segment Maturity Date. If you surrender or cancel
your contract, die or make a withdrawal from a Segment before the Segment
Maturity Date, the Segment Buffer will not necessarily apply to the extent it
would on the Segment Maturity Date, and any upside performance will be
limited
to a percentage lower than the Performance Cap Rate. Please see "Your
contract's value in the Structured Investment Option" in "Determining your
contract's value" later in this Prospectus. A partial withdrawal from a
Segment
does not affect the Performance Cap Rate and Segment Buffer that apply to any
remaining amounts that are held in the Segment through the Segment Maturity
Date.

We reserve the right to offer any or all Segment Types less frequently than
monthly or to stop offering any or all of them or to suspend offering any or
all of them temporarily. Please see "Suspension, termination and changes to
Segment Types" later in this section. All Segment Types may not be available
in
all states. We may also add Segment Types in the future.

The total number of Segments and Segment Type Holding Accounts that may be
active on a contract at any time is 70.

6. THE FOLLOWING PARAGRAPH IS ADDED TO THE "SECURITIES INDICES" SUBSECTION OF
THE "CONTRACT FEATURES AND BENEFITS" SECTION OF THE PROSPECTUS:

<R>

FINANCIAL SELECT SECTOR SPDR(R) FUND. The Financial Select Sector SPDR(R)
Fund,
before expenses, seeks to closely match the returns and characteristics of
the
Financial Select Sector Index, which is the underlying index. The underlying
index seeks to provide an effective representation of the financial sector of
the S&P 500 Index, and includes companies from the following industries:
commercial banks, capital markets, diversified financial services, insurance
and real estate. Because the return on your Segment Investment (subject to
the
Performance Cap and downside Segment Buffer protection) is linked to the
performance of the Financial Select Sector SPDR(R) Fund and not the
underlying
index, the return on your Segment Investment may be less than that of an
alternative investment linked directly to the underlying index or the
components of the underlying index. The investment performance of the
Financial
Select Sector SPDR(R) Fund Segment is only based on the closing share price
of
the Fund. The Financial Select Sector SPDR(R) Fund Segment does not include
dividends and other distributions declared by the Fund.

7. THE "SEGMENT PARTICIPATION REQUIREMENTS" SUBSECTION OF THE "CONTRACT
FEATURES AND BENEFITS" SECTION OF THE PROSPECTUS HAS BEEN UPDATED AS FOLLOWS:

    (A)THE FOLLOWING NEW PARAGRAPH IS ADDED:

The Performance Cap Threshold operates in the same manner for Standard
Segments
and Choice Segments. When determining whether the Performance Cap Threshold
for
a Choice Segment has been satisfied, we do not take into account the Choice
cost associated with that Segment.

    (B)THE THIRD-TO-LAST-PARAGRAPH IS REPLACED IN ITS ENTIRETY WITH THE
       FOLLOWING:

If you specify a Performance Cap Threshold, the time period for which it will
remain in effect depends on when your Structured Capital Strategies(R)
contract
was issued:

    .   For contracts issued prior to August 25, 2014, a Performance Cap
         Threshold will remain in effect until the later of 90 days after we
         receive your election and the date amounts in the Segment Type Holding
         Account are transferred into a Segment. If you specify a Performance
Cap
         Threshold on the required form in connection with your application, the
         90 days will be measured from your contract date.
</R>

<R>
. For contracts issued on or after August 25, 2014, a Performance Cap
Threshold will remain in effect until the day after the third scheduled
Segment Start Date following your Performance Cap Threshold election.
This means that if the declared Performance Cap Rate for a Segment has
not matched or exceeded your Performance Cap Threshold on any of the
three scheduled Segment Start Dates following your election, any
amounts
in the applicable Segment Type Holding Account (including any funds
transferred to that holding account after your election) on the
business
day immediately preceding the fourth scheduled Segment Start Date after
your election will be transferred into the Segment created on that
Segment Start Date, unless you renew the Performance Cap Threshold
prior
to that date.

In addition, if your Performance Cap Threshold was satisfied on the
first
or second scheduled Segment Start Date following your election and
amounts in the applicable Segment Type Holding Account were transferred
into a Segment, the Performance Cap Threshold will continue to apply to
any amounts you subsequently transfer into that Segment Type Holding
Account until the day after the third scheduled Segment Start Date
following your election. A "scheduled Segment Start Date" includes any
date on which a Segment would have started had not the associated
Segment
Type been suspended as of that date. A suspension of the Segment Type
will not extend the Performance Cap Threshold effective-through date.

8. THE "SEGMENT MATURITY VALUE" SUBSECTION OF THE "CONTRACT FEATURES AND
BENEFITS" SECTION OF THE PROSPECTUS IS REPLACED IN ITS ENTIRETY WITH THE
FOLLOWING:
</R>

SEGMENT MATURITY VALUE

On the Segment Maturity Date, we calculate your Segment Maturity Value using
your Segment Investment and the Segment Rate of Return.

For Standard Segments, the Segment Rate of Return is equal to the Index
Performance Rate, subject to the Performance Cap Rate and Segment Buffer, as
follows:

IF THE INDEX PERFORMANCE RATE:	YOUR SEGMENT RATE OF RETURN WILL BE:
exceeds the Performance Cap Rate	positive, equal to the Performance Cap Rate
is positive but less than the Performance Cap Rate	positive, equal to the Index Performance Rate
is flat or negative by a	equal to 0%

percentage equal to or less
than the Segment Buffer
----
is negative by a percentage   negative, to the extent of
greater than the Segment   the percentage exceeding the
Buffer   Segment Buffer

For Choice Segments, the Segment Rate of Return is equal to the Index
Performance Rate, subject to the Performance Cap Rate, Segment Buffer and
application of the Choice cost, as follows:

                                 YOUR SEGMENT RATE OF RETURN
IF THE INDEX PERFORMANCE RATE: WILL BE:
----
exceeds the Performance Cap   positive, equal to the
Rate   Performance Cap Rate less the
                                 Choice cost
----
is positive and exceeds the   positive, equal to the Index
Choice cost but is less than   Performance Rate less the
the Performance Cap Rate   Choice cost
----
is positive but does not   equal to 0%
exceed the Choice cost
----
is flat or negative by a   equal to 0%
percentage equal to or less
than the Segment Buffer

Is negative by a percentage   negative, to the extent of
greater than the Segment   the percentage exceeding the
Buffer   Segment Buffer

Your Segment Maturity Value is calculated as follows:

We multiply your Segment Investment by your Segment Rate of Return to get
your
Segment Return Amount. Your Segment Maturity Value is equal to your Segment
Investment plus or minus your Segment Return Amount. Your Segment Return
Amount
may be negative, in which case your Segment Maturity Value will be less than
your Segment Investment. All of these values are based on the value of the
relevant Index on the Segment Start Date and the Segment Maturity Date. Any
fluctuations in the value of the Index between those dates is ignored in
calculating the Segment Maturity Value.

STANDARD SEGMENT EXAMPLES

Assume that you invest $1,000 in an S&P 500 Price Return Index, 5-year
Segment
with a -20% Segment Buffer, we set the Performance Cap Rate for that Segment
at
30%, and you make no withdrawal from the Segment. If the S&P 500 Price Return
Index is 35% higher on the Segment Maturity Date than on the Segment Start

Date, you will receive a 30% Segment Rate of Return, and your Segment Maturity
Value would be $1,300. We reach that amount as follows:

.   The Index Performance Rate (35%) is greater than the Performance Cap Rate
    (30%), so the Segment Rate of Return (30%) is equal to the Performance
Cap
    Rate.

.   The Segment Return Amount ($300) is equal to the product of the Segment
    Investment ($1,000) multiplied by the Segment Rate of Return (30%).

.   The Segment Maturity Value ($1,300) is equal to the Segment Investment
    ($1,000) plus the Segment Return Amount ($300).

If the S&P Price Return Index is only 26% higher on the Segment Maturity Date
than on the Segment Start Date, then you will receive a 26% Segment Rate of
Return, and your Segment Maturity Value would be $1,260. We reach that amount
as follows:

.   The Index Performance Rate (26%) is less than the Performance Cap Rate
    (30%), so the Segment Rate of Return (26%) is equal to the Index
    Performance Rate.

.   The Segment Return Amount ($260) is equal to the product of the Segment
    Investment ($1,000) multiplied by the Segment Rate of Return (26%).

.   The Segment Maturity Value ($1,260) is equal to the Segment Investment
    ($1,000) plus the Segment Return Amount ($260).

If the S&P Price Return Index is 10% lower on the Segment Maturity Date than
on
the Segment Start Date, then you will receive a 0% Segment Rate of Return,
and
your Segment Maturity Value would be $1,000. We reach that amount as follows:

.   The Index Performance Rate is -10% and the Segment Buffer absorbs the
first
    20% of negative performance, so the Segment Rate of Return is 0%.

.   The Segment Return Amount ($0) is equal to the product of the Segment
    Investment ($1,000) multiplied by the Segment Rate of Return (0%).

.   The Segment Maturity Value ($1,000) is equal to the Segment Investment
    ($1,000) plus the Segment Return Amount ($0).

If the S&P Price Return Index is 30% lower on the Segment Maturity Date than
on
the Segment Start Date, then you will receive a -10% Segment Rate of Return,

and your Segment Maturity Value would be $900. We reach that amount as follows:

. The Index Performance Rate is -30% and the Segment Buffer absorbs the first
    20% of negative performance, so the Segment Rate of Return is -10%.

. The Segment Return Amount (-$100) is equal to the product of the Segment
    Investment ($1,000) multiplied by the Segment Rate of Return (-10%).

. The Segment Maturity Value ($900) is equal to the Segment Investment
    ($1,000) plus the Segment Return Amount (-$100).

CHOICE SEGMENT EXAMPLES

Assume that you invest $1,000 in a Choice S&P 500 Price Return Index, 5-year Segment with a -10% Segment Buffer and 5% Choice cost, we set the Performance Cap Rate for that Segment at 65%, and you make no withdrawal from the Segment.
If the S&P 500 Price Return Index is 70% higher on the Segment Maturity Date than on the Segment Start Date, you will receive a 60% Segment Rate of Return,
and your Segment Maturity Value would be $1,600. We reach that amount as follows:

. The Index Performance Rate (70%) is greater than the Performance Cap Rate
    (65%), so the Segment Rate of Return (60%) is equal to the Performance Cap
    Rate less the Choice cost (5%).

. The Segment Return Amount ($600) is equal to the product of the Segment
    Investment ($1,000) multiplied by the Segment Rate of Return (60%).

. The Segment Maturity Value ($1,600) is equal to the Segment Investment
    ($1,000) plus the Segment Return Amount ($600).

If the S&P Price Return Index is only 50% higher on the Segment Maturity Date than on the Segment Start Date, then you will receive a 45% Segment Rate of Return, and your Segment Maturity Value would be $1,450. We reach that amount as follows:

. The Index Performance Rate (50%) is less than the Performance Cap Rate
    (65%), so the Segment Rate of Return (45%) is equal to the Index
    Performance Rate less the Choice cost (5%).

. The Segment Return Amount ($450) is equal to the product of the Segment
    Investment ($1,000) multiplied by the Segment Rate of Return (45%).

. The Segment Maturity Value ($1,450) is equal to the Segment Investment
    ($1,000) plus the Segment Return Amount ($450).

If the S&P Price Return Index is only 2% higher on the Segment Maturity Date than on the Segment Start Date, then you will receive a 0% Segment Rate of Return, and your Segment Maturity Value would be equal to your initial Segment
Investment of $1,000. We reach that amount as follows:

.   The Index Performance Rate (2%) is less than both the Performance Cap
Rate
     (65%) and the Choice cost (5%), so the Segment Rate of Return (0%) is
equal
     to the Index Performance Rate less the Choice cost (amount deducted is
     reduced to 2%).

.   The Segment Return Amount ($0) is equal to the product of the Segment
     Investment ($1,000) multiplied by the Segment Rate of Return (0%).

.   The Segment Maturity Value ($1,000) is equal to the Segment Investment
     ($1,000) plus the Segment Return Amount ($0).

If the S&P Price Return Index is 5% lower on the Segment Maturity Date than
on
the Segment Start Date, then you will receive a 0% Segment Rate of Return,
and
your Segment Maturity Value would be $1,000. We reach that amount as follows:

.   The Index Performance Rate is -5% and the Segment Buffer absorbs the
first
     10% of negative performance, so the Segment Rate of Return is 0% (there
is
     no Choice cost deduction).

.   The Segment Return Amount ($0) is equal to the product of the Segment
     Investment ($1,000) multiplied by the Segment Rate of Return (0%).

.   The Segment Maturity Value ($1,000) is equal to the Segment Investment
     ($1,000) plus the Segment Return Amount ($0).

If the S&P Price Return Index is 30% lower on the Segment Maturity Date than
on
the Segment Start Date, then you will receive a -20% Segment Rate of Return,
and your Segment Maturity Value would be $800. We reach that amount as
follows:

.   The Index Performance Rate is -30% and the Segment Buffer absorbs the
first
     10% of negative performance, so the Segment Rate of Return is -20% (there
     is no Choice cost deduction).

.   The Segment Return Amount (-$200) is equal to the product of the Segment
     Investment ($1,000) multiplied by the Segment Rate of Return (-20%).

.   The Segment Maturity Value ($800) is equal to the Segment Investment
     ($1,000) plus the Segment Return Amount (-$200).

<R>

9. THE SECOND-TO-LAST PARAGRAPH OF THE "HOW WITHDRAWALS ARE TAKEN FROM YOUR
ACCOUNT VALUE" SUBSECTION OF THE "ACCESSING YOUR MONEY" SECTION OF THE
PROSPECTUS IS REPLACED IN ITS ENTIRETY WITH THE FOLLOWING:
</R>

You can request, in advance of your Segment Maturity Date, a withdrawal of
your
Segment Maturity Value on the Segment Maturity Date, which is not subject to
the restrictions described above regarding the need to withdraw amounts in
variable investment options and Segment Type Holding Accounts before
withdrawing amounts from Segments. We will only accept a request to withdraw
your Segment Maturity Value if you submit the request within 12 months of the
Segment Maturity Date.

<R>
10. THE FOLLOWING PARAGRAPH IS ADDED TO THE "CHARGES THAT AXA EQUITABLE
DEDUCTS" SUBSECTION OF THE "CHARGES AND EXPENSES" SECTION OF THE PROSPECTUS:
</R>

CHOICE COST

This charge is applicable to investments in Choice Segments only. The Choice
cost is an amount equal to 1% of the Segment Investment for each year of the
Segment Duration. On the Segment Maturity Date, we deduct the Choice cost
from
the Index Performance Rate of a Choice Segment, but only if the Index
Performance Rate is positive for that Segment. Additionally, if the Index
Performance Rate is positive for a Choice Segment but less than the
applicable
Choice cost, the amount of the Choice cost deducted will be the maximum
amount
that will not cause the Segment Maturity Value to be less than the Segment
Investment. The Segment Interim Value for a Choice Segment will reflect
application of a portion of the Choice cost, as described in more detail in
Appendix III.

<R>
11. THE "STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES
AND
BENEFITS" APPENDIX TO THE PROSPECTUS IS REPLACED IN ITS ENTIRETY WITH THE
FOLLOWING:
</R>

APPENDIX II: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN
FEATURES
AND BENEFITS

The following information is a summary of the states where the Structured
Capital Strategies(R) contracts or certain features and/or benefits are
either
not available as of the date of this Prospectus or vary from the contract's
features and benefits as previously described in this Prospectus. Certain
features and/or benefits may have been approved in your state after your
contract was issued and cannot be added. Please contact your financial
professional for more information about availability in your state.

<R>

```
</R>
STATES WHERE CERTAIN STRUCTURED CAPITAL STRATEGIES(R) FEATURES AND/OR
BENEFITS
ARE NOT AVAILABLE OR VARY:

<R>
---------------------------------------------------------------------------
--
 STATE       FEATURES AND BENEFITS         AVAILABILITY OR VARIATION
---------------------------------------------------------------------------
--
ALASKA       Series B, Series C, and Series  Not available.
             ADV contracts
---------------------------------------------------------------------------
--
ARIZONA      See "Your right to cancel within  If you reside in the state of
             a certain number of days" in      Arizona and you purchased your
             "Contract features and benefits"  contract as a replacement for a
                                               different variable annuity
                                               contract or you are age 65 or
                                               older at the time the contract
                                               is issued, you may return your
                                               variable annuity contract
within
                                               30 days from the date you
                                               receive it and receive a refund
                                               of account value. This is also
                                               referred to as the "free look"
                                               period.
---------------------------------------------------------------------------
--
CALIFORNIA   See "We require that the         You are not required to use our
             following types of              forms when making a transaction
             communications be on specific   request. If a written request
             forms we provide for that       contains all the information
             purpose" in "How to reach us"   required to process the
request,
                                             we will honor it.

             See "Contract features and      If you reside in California and
             benefits" -- "Your right to     you are age 60 or older at the
             cancel within a certain number  time the contract is issued,
you
             of days"                        may return your variable
annuity
                                             contract within 30 days from
the
                                             date that you receive it and
                                             receive a refund as described
                                             below.
---------------------------------------------------------------------------
--
</R>
```

<R>

| STATE | FEATURES AND BENEFITS | AVAILABILITY OR VARIATION |

CALIFORNIA
(CONTINUED)

If you allocate your entire
initial contribution to the
EQ/Money Market option, the
amount of your refund will be
equal to your contribution,
unless you make a transfer, in
which case the amount of your
refund will be equal to your
account value on the date we
receive your request to cancel
at our processing office. This
amount could be less than your
initial contribution. If you
allocate any portion of your
initial contribution to the
variable investment options
(other than the EQ/Money

Market

option), your refund will be
equal to your account value on
the date we receive your

request

to cancel at our processing
office.

"RETURN OF CONTRIBUTION" FREE
LOOK TREATMENT AVAILABLE

THROUGH

CERTAIN SELLING BROKERS-

DEALERS

Certain selling broker-dealers
offer an allocation method
designed to preserve your

right

to a return of your contributions during the free look
period. At the time of
application, you will instruct
your financial professional as
to how your initial

contribution

and any subsequent

contributions

should be treated for the
purpose of maintaining your

free

look right under the contract. Please consult your financial professional to learn more about the availability of "return of contribution" free look treatment.

If you choose "return of contribution" free look treatment of your contract, we will allocate your entire contribution and any subsequent contributions made during the 40 day period following the Contract Date, to the EQ/Money Market investment option. In the event you choose to exercise your free look right under the contract, you will receive a refund equal to your contributions.

If you choose the "return of contribution" free look treatment and your contract is still in effect on the 40th day (or next business day) following the Contract Date, we will automatically reallocate your account value to the investment options chosen on your application.

Any transfers made prior to the expiration of the 30 day free look will terminate your right to "return of contribution" treatment in the event you choose to exercise your free look right under the contract. Any transfer made prior to the 40th day following the Contract Date will cancel the automatic reallocation on the 40th day (or next business day) following the Contract Date described above.

If you do not want AXA Equitable to perform this scheduled one-time reallocation, you must call one of our customer service representatives at 1 (800) 789-7771 before the 40th day following the Contract Date to cancel.

If you purchased your contract from a financial professional whose firm submits applications to AXA Equitable electronically, the Dollar Cap Averaging Program may not be available at the time your contract is issued. If this is the case and you wish to participate in the program after your contract has been issued, you must make your election on the applicable paper form and submit it to us separately. Depending on when we receive your form, you may miss the first available date on which your account value would otherwise be transferred to your designated Segment Type Holding Accounts.

</R>

<R>

STATE	FEATURES AND BENEFITS	AVAILABILITY OR VARIATION

CALIFORNIA (CONTINUED)	QP (Defined Benefit and Defined Contribution) contracts	Not available.
	See "Segment Types" under "Structured Investment Option" in "Contract Features and Benefits"	Choice Segments are not available.
	See "Dollar Cap Averaging Program" and "Your right to cancel within a certain number of days" in "Contract features and benefits"	If you elect to invest in the Dollar Cap Averaging Program, you will not be eligible for the "return of contribution" free look treatment. By electing the Dollar Cap Averaging Program, you would only be eligible to receive a return of account value if you free look your contract.
	See "Charges and expenses" -- "Disability, terminal illness, or confinement to a nursing home" (For Series B contracts only)	Item (iii) under this section is deleted in its entirety.
	See "More information" -- "Transfers of ownership, collateral assignments, loans, and borrowing"	You can transfer ownership of an NQ contract at any time before annuity payments begin. You may assign your contract, unless otherwise restricted for tax qualification purposes.
CONNECTICUT	QP (Defined Benefit and Defined Contribution) contracts	Not available.
	See "Segment Types" under "Structured Investment Option" in "Contract Features and Benefits"	Choice Segments are not available.
	See "Charges and expenses - Disability, terminal illness, or confinement to a nursing home" (For Series B contracts only)	Waiver (i) is deleted. As a result, the first sentence of the last paragraph of this section is deleted and replaced with the following: We reserve the right to impose a withdrawal charge, in accordance

		with your contract, if the conditions described in (ii)
or		
time		(iii) above existed at the
		a contribution was remitted or if the condition began within
12		
		months following remittance.
	See "Charge for each additional transfer in excess of 12 transfers per contract year" in "Fee table" and "Transfer charge" in "Charges and expenses"	The charge for transfers does not apply.

FLORIDA	See "How you can purchase and contribute to your contract" in "Contract features and benefits"	In the third paragraph of this section, item (i) now reads: "(i) contributions under a Structured Capital
Strategies(R)		
		contract would then total more than $1,500,000;" and item
(ii)		
		regarding the $2,500,000 limitation on contributions is deleted. The remainder of this section is unchanged.
	See "Your right to cancel within a certain number of days" in "Contract features and benefits"	If you reside in the state of Florida, you may cancel your variable annuity contract and return it to us within 21 days from the date that you receive it. You will receive an unconditional refund equal to the greater of the cash surrender value provided in
the		
		annuity contract, plus any
fees		
		or charges deducted from the contributions or imposed under the contract, or a refund of
all		
		contributions paid.
	See "Selecting an annuity payout	The following sentence
replaces		
	option" under "Your annuity	the first sentence of the
second		
	payout options" in "Accessing your money"	paragraph in this section:
		You can choose the date
annuity		

```
                                         payments are to begin, but it
                                         may not be earlier than twelve
                                         months from the contract date.

            See "Withdrawal charge" in   If you are age 65 or older at
            "Charges and expenses"       the time your contract is
                                         issued, the applicable
                                         withdrawal charge will not
                                         exceed 10% of the amount
                                         withdrawn. In addition, no
                                         charge will apply after the
end
                                         of the 10th contract year or
10
                                         years after a contribution is
                                         made, whichever is later.
--------------------------------------------------------------------------------
---
</R>
```

                                    10

```
<R>
--------------------------------------------------------------------------------
-----
 STATE          FEATURES AND BENEFITS         AVAILABILITY OR VARIATION
--------------------------------------------------------------------------------
-----
IDAHO           See "Your right to cancel within  If you reside in the state
of
                a certain number of days" in    Idaho, you may return your
                "Contract features and benefits" contract within 20 days from
the
                                                 date that you receive it and
                                                 receive a refund of your
initial
                                                 contribution.
--------------------------------------------------------------------------------
-----
ILLINOIS        Structured Capital Strategies(R) Structured Capital
Strategies(R)
                                                 is no longer available for
sale
                                                 in the state of Illinois.
--------------------------------------------------------------------------------
-----
MARYLAND        See "Your annuity payout         The table of guaranteed
annuity
                options" in "Accessing your      payments cannot be changed
after
                money"                           contract issue.
```

	Series C contracts	Not available

MASSACHUSETTS its	See "Disability, terminal illness or confinement to nursing home" under "Withdrawal charge" in "Charges and expenses" (For Series B contracts only)	This section is deleted in entirety.

MINNESOTA Strategies(R) sale	Structured Capital Strategies(R)	Structured Capital is no longer available for in the state of Minnesota.
	Series C contracts (for sales of Structured Capital Strategies(R) prior to June 24, 2013)	Not available
	QP (Defined Benefit and Defined Contribution) contracts (for sales of Structured Capital Strategies(R) prior to June 24, 2013)	Not available.
	See "Segment Types" under "Structured Investment Option" in "Contract Features and Benefits" (for sales of Structured Capital Strategies(R) prior to June 24, 2013)	Choice Segments are not available.
SPDR	See "Securities Indices" under "Structured Investment Option" in "Contract Features and Benefits" (for sales of Structured Capital Strategies(R) prior to June 24, 2013)	The Financial Select Sector Fund is not available.

NEW JERSEY	QP (Defined Benefit and Defined Contribution) contracts	Not available.
SPDR	See "Securities Indices" under "Structured Investment Option" in "Contract features and benefits"	The Financial Select Sector Fund is not available.
	See "Segment Types" under "Structured Investment Option" in "Contract Features and Benefits"	Choice Segments are not available.

See "Your annuity payout options" in "Accessing your money" — The table of guaranteed annuity payments cannot be changed after contract issue.

See "Withdrawals treated as surrenders" in "Accessing your money" — We do not have the right to terminate your contract if no contributions are made during the last three completed contract years and your account value is less than $500.

NEW HAMPSHIRE — See "Disability, terminal illness, or confinement to a nursing home" under "Withdrawal charge" in "Charges and expenses" (For Series B contracts only) — Waiver (iii) regarding the definition of a nursing home is deleted, and replaced with the following:
You are confined to a nursing home for more than 90 days (or such other period, as required in your state) as verified by a licensed physician. A nursing home for this purpose means one that is (a) a provider of skilled nursing care service, or qualified to receive approval of Medicare benefits, or (b) operated pursuant to law as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, U.S. Virgin Islands, or Guam) and meets all of the following:

.   its main function is to

		provide skilled, intermediate, or custodial nursing care;
		. it is supervised by a registered nurse or licensed practical nurse;
		. it keeps daily medical records of each patient;

</R>

<R>

STATE	FEATURES AND BENEFITS	AVAILABILITY OR VARIATION
NEW HAMPSHIRE (CONTINUED)		. it controls and records all medications dispenses; and . its primary service is other than to provide housing for residents.
NEW YORK	QP (Defined Benefit and Defined Contribution) contracts	Not available.
	See "Securities Indices" under "Structured Investment Option" in "Contract features and benefits"	The Financial Select Sector SPDR Fund is not available.
	See "Segment Types" under "Structured Investment Option" in "Contract Features and Benefits"	Choice Segments are not available.
	See "Your right to cancel within	The second paragraph under "Your

	a certain number of days" in	right to cancel within a
certain		
	"Contract features and benefits"	number of days" is deleted
in		
	and also see "Calculation	its entirety and replaced
with		
	Formula" in "Appendix III:	the following:
	Segment Interim Value"	Your refund will equal your
		account value under the
contract		
		on the day we receive
written		
		notification of your
decision to		
		cancel the contract and will
		reflect any investment gain
or		
		loss in the variable
investment		
		options (less the daily
charges		
		we deduct) through the date
we		
		receive your contract. This
		includes a modified
calculation		
		of the Segment Interim Value
for		
		amounts allocated to
existing		
		Segments. For any IRA
contract		
		returned to us within seven
days		
		after you receive it, we are
		required to refund the full
		amount of your contribution.
		Only for the purpose of
		calculating your refunded
amount		
		if you exercise your right
to		
		cancel within a certain
number		
		of days, your Segment
Interim		
		Value is equal to the sum of
the		
		following components:
		(1)Fair Value of Fixed Instruments; plus
		(2)Fair Value of
Derivatives;		
		plus
		(3)Cap Calculation Factor (computed based on the

assumption that we

have

not incurred any

expense).

See "The amount applied to purchase an annuity payout	If a life contingent annuity payout option is elected,
option" in "Accessing your money"	amount applied to the

the

annuity

benefit will be 100% of the account value and any

applicable

withdrawal charge will be

waived.

If a non-life contingent

annuity

payout option is elected,

the

amount applied to the

annuity

benefit is the greater of

the

cash value or 95% of what

the

account value would be if no withdrawal charge applied.

See "Disability, terminal	Item (i) is deleted and

replaced

| illness, or confinement to a | with the following: An owner |

(or

| nursing home" in "Charges and expenses" | older joint owner, if applicable) has qualified to receive Social Security disability benefits as |

certified

by the Social Security Administration or meets the definition of a total

disability

as specified in the

contract. To

qualify, a recertification statement from a physician

will

be required every 12 months

from

the date disability is determined.

See "Transfers of ownership,	You may assign all or a

portion

| collateral assignments, loans | of your contract at any |

time,

| and borrowing" in "More | unless otherwise restricted |

for

	information"	tax qualification purposes.
NORTH DAKOTA	See "Your right to cancel within a certain number of days" in "Contract features and benefits"	To exercise your cancellation right, you must return the certificate directly to our processing office within 20 days after you receive it.
OREGON	Series C contracts	Not available
	iShares(R) Dow Jones U.S. Real Estate Index Fund & MSCI Emerging Markets Price Return Index	Not available

</R>

12

<R>

STATE	FEATURES AND BENEFITS	AVAILABILITY OR VARIATION
OREGON (CONTINUED)	Dollar Cap Averaging Program	Not available
	Pre-Packaged Segment Selection	Not available
	QP (Defined Benefit and Defined Contribution) contracts	Not available.
	See "Segment Types" under "Structured Investment Option" in "Contract Features and Benefits"	Choice Segments are not available.
	See "Securities Indices" under "Structured Investment Option" in "Contract features and benefits"	The NASDAQ-100 Price Return Index is not available in Oregon.
		The Financial Select Sector SPDR

Fund is not available in
Oregon.

See "How you can purchase and contribute to your contract" in "Contract features and benefits"

Additional contributions are
not
permitted after the fifth contract year.

See "Lifetime required minimum distribution withdrawals" under "Withdrawing your account value" in "Accessing your money"

THE FOLLOWING REPLACES THE
THIRD
PARAGRAPH:
We generally will not impose
a
withdrawal charge on minimum distribution withdrawals even
if
you are not enrolled in our automatic RMD service, except if, when added to a non-RMD
lump
sum withdrawal previously
taken
in the same contract year,
the
minimum distribution
withdrawals
exceed the free withdrawal amount. In order to avoid a withdrawal charge in
connection
with minimum distribution withdrawals outside of our automatic RMD service, you
must
notify us using our
withdrawal
request form. Such minimum distribution withdrawals must
be
based solely on your
contract's
account value.

FOR SERIES B CONTRACTS:

See "Selecting an annuity payout option" under "Your annuity payout options" in "Accessing your money"

You can choose the date
annuity
payments begin, but it may
not
be earlier than the date all withdrawal charges under the contract expire.

See "Disability, terminal illness, or confinement to nursing home" under "Withdrawal

Item (i) under this section
is
deleted in its entirety.

	charge" in "Charges and expenses"	
	See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information"	The contract may be freely assigned unless otherwise restricted for tax qualification purposes.
PENNSYLVANIA	Contributions	Your contract refers to contributions as premiums.
	QP (Defined Benefit and Defined Contribution) contracts	Not available.
	See "Securities Indices" under "Structured Investment Option" in "Contract features and benefits"	The Financial Select Sector SPDR Fund is not available.
	See "Segment Types" under "Structured Investment Option" in "Contract Features and Benefits"	Choice Segments are not available.
	See "Disability, terminal illness or confinement to nursing home" in "Charges and expenses" (For Series B contracts only)	The Withdrawal Charge Waiver does not apply during the first 12 months of the contract with respect to the Social Security Disability Waiver, the Six Month Life Expectancy Waiver, or if the owner is confined to a nursing home during such period.
	Required disclosure for Pennsylvania customers	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which

is a crime and subjects such person to criminal and civil penalties.

</R>

<R>

STATE	FEATURES AND BENEFITS	AVAILABILITY OR VARIATION
PUERTO RICO	See "Securities Indices" under "Structured Investment Option" in "Contract features and benefits"	The Financial Select Sector SPDR Fund is not available.
	See "Segment Types" under "Structured Investment Option" in "Contract Features and Benefits"	Choice Segments are not available.
	QP (Defined Benefit) contracts	Not available
	"Purchase considerations for QP (Defined Contribution) contracts in Puerto Rico" -- this section replaces "Appendix IV: Purchase considerations for defined benefit and defined contribution plans" in this Prospectus.	PURCHASE CONSIDERATIONS FOR QP (DEFINED CONTRIBUTION) CONTRACTS IN PUERTO RICO: Trustees who are considering the purchase of a Structured Capital Strategies(R) QP contract in Puerto Rico should discuss with their tax, legal and plan advisors whether this is an appropriate investment vehicle for the employer's plan. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP contract, and the payment of death benefits in accordance

with the requirements of Puerto Rico income tax rules. The QP contract and this Prospectus should be reviewed in full, and the following factors, among others, should be noted.

SOURCE OF INCOME

. Because this contract is issued by a United States insurance company, amounts paid from the contract produce U.S.-source income, not Puerto Rico-source income. A Puerto Rico qualified plan investing in assets producing Puerto Rico-source income is likely to generate a more favorable tax result for a participant under a Puerto Rico qualified plan.

LIMITS ON CONTRACT OWNERSHIP:
. QP contracts are not available to defined benefit plans. Defined benefit plans must use Non-Qualified contracts to invest Structured Capital Strategies(R). There is no qualified plan contract endorsement available for defined benefit plans with Structured Capital Strategies(R). The plan and trust, if properly qualified, contain the requisite provisions of the Internal Revenue Code to maintain their tax exempt status. A non-qualified contract cannot be converted to an IRA.

- The QP contract is offered only as a funding vehicle to qualified plan trusts of single participant defined contribution plans that are tax-qualified under Puerto Rico law, not United States law. The contract is not available to US qualified plans or to defined benefit plans qualifying under Puerto Rico law.

- The QP contract owner is the qualified plan trust. The annuitant under the contract is the self-employed Puerto Rico resident, who is the sole plan participant.

- This product should not be purchased if the self-employed individual anticipates having additional employees become eligible for the plan. We will not allow additional contracts to be issued for participants other than the original business owner.

- If the business that sponsors the plan adds another employee who becomes eligible for the plan, no further contributions may be made to the contract. If the employer moves the funds to another funding vehicle that can accommodate more than one employee, this move could result in withdrawal

                                                    charges, if applicable.

</R>

<R>

 STATE   FEATURES AND BENEFITS   AVAILABILITY OR VARIATION

PUERTO RICO   LIMITS ON CONTRIBUTIONS:
(CONTINUED)   .   All contributions must be
                                            direct transfers from
other
                                            investments within an
                                            existing qualified plan
                                            trust.

                                       .   Employer payroll
                                            contributions are not
                                            accepted.

                                       .   Only one additional
transfer
                                            contribution may be made
per
                                            contract year.

                                       .   Checks written on accounts
                                            held in the name of the
                                            employer instead of the
plan
                                            or the trustee will not be
                                            accepted.

                                       .   As mentioned above, if a
new
                                            employee becomes eligible
                                            for the plan, the trustee
                                            will not be permitted to
                                            make any further
                                            contributions to the
                                            contract established for
the
                                            original business owner.

                                       LIMITS ON PAYMENTS:
                                       .   Loans are not available
                                            under the contract.

. All payments are made to the plan trust as owner, even though the plan participant/annuitant is the ultimate recipient of the benefit payment.

. AXA Equitable does no tax reporting or withholding of any kind for payment to the plan participant. The plan administrator or trustee will be solely responsible for performing or providing for all such services.

. AXA Equitable does not offer contracts that qualify as IRAs under Puerto Rico law.

PLAN TERMINATION:
. If the plan participant terminates the business, and as a result wishes to terminate the plan, the trust would have to be kept in existence to receive payments. This could create expenses for the plan.

. If the plan participant terminates the plan and the trust is dissolved, or if the plan trustee (which may or may not be the same as the plan participant) is unwilling to accept payment to the plan trust for any reason, AXA Equitable would have to change the contract from a Puerto Rico QP to NQ

	in order to make payments to the individual as the new owner. Depending on when this occurs, it could be a taxable distribution from the plan, with a potential tax of the entire account value of the contract. Puerto Rico income tax withholding and reporting by the plan trustee could apply to the distribution transaction.
	. AXA Equitable is a U.S. insurance company, therefore distributions under the NQ contract could be subject to United States taxation and withholding on a "taxable amount not determined" basis.
Beneficiary continuation option (IRA)	Not available
IRA and Roth IRA	Available for direct rollovers from U.S. source 401(a) plans and direct transfers from the same type of U.S. source IRAs.
See footnote 1 in "Fee table" and "Charges for state premium and other applicable taxes" in "Charges and expenses"	There is no premium tax charge imposed.
See "Purchase considerations for a charitable remainder trusts" under "Owner and annuitant requirements" in "Contract features and benefits"	We do not offer Structured Capital Strategies(R) contracts to charitable remainder trusts in Puerto Rico.
See "Taxation of nonqualified annuities" in "Tax information"	There are special rules for nonqualified contracts issued in Puerto Rico.

</R>

<R>

STATE	FEATURES AND BENEFITS	AVAILABILITY OR VARIATION
PUERTO RICO (CONTINUED)		Income from NQ contracts we issue is U.S. source. A Puerto Rico resident is subject to U.S. taxation on such U.S. source income. Only Puerto Rico source income of Puerto Rico residents is excludable from U.S. taxation. Income from NQ contracts is also subject to Puerto Rico tax. The calculation of the taxable portion of amounts distributed from a contract may differ in the two jurisdictions. Therefore, you might have to file both U.S. and Puerto Rico tax returns, showing different amounts of income from the contract for each tax return. Puerto Rico generally provides a credit against Puerto Rico tax for U.S. tax paid. Depending on your personal situation and the timing of the different tax liabilities, you may not be able to take full advantage of this credit. We anticipate requiring owners or beneficiaries of annuity contracts in Puerto Rico which are not individuals to be

required to complete the
appropriate Form W-8
describing

the entity type to avoid 30%
FATCA withholding from
U.S.-source income beginning
in

2014.

| RHODE ISLAND | See "Your right to cancel within a certain number of days" in "Contract features and benefits" | If you reside in the state of Rhode Island at the time the contract is issued, you may return your contract within |

20

days from the date that you
receive it and receive a
refund

of your contribution.

| TEXAS | See "How you can purchase and | In the third paragraph of |

this

| | contribute to your contract" in "Contract features and benefits" | section, item (i) now reads: "(i) contributions under a Structured Capital |

Strategies(R)

more

contract would then total
$2,500,000

than $1,500,000." The
accumulation

limitation on the sum of all
contributions under all AXA
Equitable annuity
or

contracts with the same owner

annuitant does not apply.

| | QP (Defined Benefit and Defined Contribution) contracts | Not available. |

| | See "Securities Indices" under | The Financial Select Sector |
SPDR

| | "Structured Investment Option" in "Contract features and benefits" | Fund is not available. |

| | See "Segment Types" under "Structured Investment Option" in "Contract Features and Benefits" | Choice Segments are not available. |

| | See "Disability, terminal illness or confinement to | There is no 12 month waiting period following a |
contribution

| | nursing home" in "Charges and | for the Six Month Life |

	expenses" (For Series B contracts only)	Expectancy Waiver. The withdrawal charge can be waived even if the condition begins within 12 months of the remittance of the contribution.
UTAH	See "Transfers of ownership, collateral assignments, loans or borrowing" in "More information"	Unless restricted for tax purposes, your contract may be assigned.
VERMONT	QP (Defined Benefit and Defined Contribution) contracts	Not available.
	See "Securities Indices" under "Structured Investment Option" in "Contract features and benefits"	The Financial Select Sector SPDR Fund is not available.
	See "Segment Types" under "Structured Investment Option" in "Contract Features and Benefits"	Choice Segments are not available.
WASHINGTON	QP (Defined Benefit and Defined Contribution) contracts	Not available.
	See "10% free withdrawal amount" under "Withdrawal charge" in "Charges and expenses"	The 10% free withdrawal amount applies to full surrenders.
	See "Disability, terminal illness, or confinement to nursing home" in "Charges and expenses" (For Series B contracts only)	The owner (or older joint owner, if applicable) has qualified to receive Social Security disability benefits as certified by the Social Security Administration or a statement from an independent U.S. licensed physician stating that the owner (or older joint owner, if applicable) meets the definition of total disability for at least 6 continuous months

```
                                                   prior to the notice of claim.
                                                   Such disability must be
                                                   re-certified every 12 months.
--------------------------------------------------------------------------------
----
</R>
```

16

<R>
</R>

<R>
12.THE "SEGMENT INTERIM VALUE" APPENDIX TO THE PROSPECTUS IS REPLACED IN ITS
   ENTIRETY WITH THE FOLLOWING:
</R>

APPENDIX III: SEGMENT INTERIM VALUE

We calculate the Segment Interim Value for each Segment on each business day,
which is also a Segment Business Day that falls between the Segment Start
Date
and Segment Maturity Date. The calculation is a formula designed to measure
the
fair value of your Segment Investment on the particular interim date, and is
based on the downside protection provided by the Segment Buffer, the limit on
participation in investment gain provided by the Performance Cap Rate, and an
adjustment for the effect of a withdrawal prior to the Segment Maturity Date.
The formula we use, in part, derives the fair value of hypothetical
investments
in fixed instruments and derivatives (put and call options). These values
provide us with protection from the risk that we will have to pay out account
value related to a Segment prior to the Segment Maturity Date. The
hypothetical
put option provides us with a market value of the potential loss at Segment
Maturity, and the hypothetical call options provide us with a market value of
the potential gain at Segment Maturity. This formula provides a treatment for
an early distribution that is designed to be consistent with how
distributions
at the end of a Segment are treated. We may hold such investments in relation
to Segments but are not required to do so. You are not affected by the
performance of any of our investments relating to Segments. The formula also
includes an adjustment relating to the Cap Calculation Factor. This is a
positive adjustment of the percentage of the estimated expenses corresponding
to the portion of the Segment Duration that has not elapsed. Appendix III
sets
forth the actual calculation formula, an overview of the purposes and impacts
of the calculation, and detailed descriptions of the specific inputs into the
calculation. You should note that even if a corresponding Index has
experienced
positive growth, the calculation of your Segment Interim Value may result in
an

amount lower than your Segment Investment because of other market conditions, such as the volatility of index prices and interest rates. Finally, Appendix III includes examples of calculations of Segment Interim Values under various hypothetical situations.

CHOICE SEGMENTS. The Segment Interim Value for a Choice Segment may be less than the Segment Interim Value for a Standard Segment based on the same Index,
Segment Buffer and Segment Duration. This could occur if the performance of the
applicable Index through the date of calculation of the Segment Interim Value is less than the sum of (a) the prorated Performance Cap Rate for the Standard
Segment and (b) the applicable Choice cost amount. See "Fair Value of Derivatives" later in this appendix for more information about how the Choice cost is built in to the Segment Interim Value calculation for Choice Segments.

CALCULATION FORMULA

Your Segment Interim Value is equal to the lesser of (A) or (B).

 (A)equals the sum of the following three components:

  (1)Fair Value of Fixed Instruments; plus

  (2)Fair Value of Derivatives; plus

  (3)Cap Calculation Factor.

 (B)equals the Segment Investment multiplied by (1 + the Performance Cap Rate
  limiting factor).

OVERVIEW OF THE PURPOSES AND IMPACTS OF THE CALCULATION

FAIR VALUE OF FIXED INSTRUMENTS. The Segment Interim Value formula includes an
element designed to compensate us for the fact that when we have to pay out account value related to a Segment before the Segment Maturity Date, we forgo the opportunity to earn interest on the Segment Investment from the date of withdrawal or surrender until the Segment Maturity Date. We accomplish this estimate by calculating the present value of the Segment Investment using a risk-free swap interest rate widely used in derivative markets.

FAIR VALUE OF DERIVATIVES. We use put and call options that are designated for
each Segment to estimate the market value, at the time the Segment Interim Value is calculated, of the risk of loss and the possibility of gain at the end
of the Segment. This calculation reflects the value of the downside protection
that would be provided at maturity by the Segment Buffer as well as the upper limit that would be placed on gains at maturity due to the Performance Cap Rate. For Choice Segments only, the calculation also provides for the application of the Choice cost to the purchase of call options with higher

strike prices. This allows us to declare higher Performance Cap Rates for those
Segments.

At the time the Segment Interim Value is determined, the Fair Value of
Derivatives is calculated using three different hypothetical options. These
options are designated for each Segment and are described in more detail
later
in this Appendix.

AT-THE-MONEY STANDARD SEGMENT CALL OPTION (STRIKE PRICE EQUALS THE INDEX
VALUE
AT SEGMENT INCEPTION). For Standard Segments, the potential for gain is
estimated using the value of this hypothetical option.

OUT-OF-THE-MONEY CHOICE SEGMENT CALL OPTION (STRIKE PRICE EQUALS THE INDEX
VALUE AT SEGMENT INCEPTION INCREASED BY THE CHOICE COST). For Choice
Segments,
the potential for gain is estimated using the value of this hypothetical
option.

.   The Choice cost is not deducted directly from the Segment Interim Value
of
    a Choice Segment. Rather, the Choice cost is built in to the Segment
    Interim Value for Choice Segments through the use of the Out-of-the-Money
    Choice Segment Call Option. The value of the Out-of-the-Money Choice
    Segment Call Option is always lower than the value of the corresponding
    At-the-Money Standard Segment Call Option, which results in a

17

lower amount for the Fair Value of Derivatives component of the Segment
    Interim Value formula. The actual amount of the Choice cost reflected in a
    Segment Interim Value calculation is not a prorated amount, and depends on
    the value of the Out-of-the-Money Choice Segment Call Option on the
    calculation date.

OUT-OF-THE-MONEY CALL OPTION (STRIKE PRICE EQUALS THE INDEX INCREASED BY THE
PERFORMANCE CAP RATE ESTABLISHED AT SEGMENT INCEPTION). The potential for
gain
in excess of the Performance Cap Rate is estimated using the value of this
hypothetical option.

.   For Standard Segments, the net amount of the At-the-Money Standard
Segment
    Call Option less the value of the Out-of-the-Money Call Option is an
    estimate of the market value of the possibility of gain at the end of the
    Segment as limited by the Performance Cap Rate.

.   For Choice Segments, the net amount of the Out-the-Money Choice Segment
    Call Option less the value of the Out-of-the-Money Call Option is an
    estimate of the market value of the possibility of gain at the end of the

Segment as limited by the Performance Cap Rate.

OUT-OF-THE-MONEY PUT OPTION (STRIKE PRICE EQUALS THE INDEX DECREASED BY THE SEGMENT BUFFER). The risk of loss is estimated using the value of this hypothetical option.

.   IT IS IMPORTANT TO NOTE THAT THIS PUT OPTION VALUE WILL ALMOST ALWAYS REDUCE THE PRINCIPAL YOU RECEIVE, EVEN WHERE THE INDEX IS HIGHER AT THE TIME OF THE WITHDRAWAL THAN AT THE TIME OF THE ORIGINAL INVESTMENT. This is
     because the risk that the Index could have been lower at the end of a Segment is present to some extent whether or not the Index has increased at
     the earlier point in time that the Segment Interim Value is calculated.

CAP CALCULATION FACTOR. In setting the Performance Cap Rate, we take into account that we incur expenses in connection with a contract, including insurance and administrative expenses. The Segment Interim Value formula includes item (3) above, the Cap Calculation Factor, which is designed to reflect the fact that we will not incur those expenses for the entire duration
of the Segment if you withdraw your investment prior to the Segment Maturity Date. Therefore, the Cap Calculation Factor is always positive and declines during the course of the Segment.

PERFORMANCE CAP RATE LIMITING FACTOR. The formula provides that the Segment Interim Value is never greater than (B) above, which is the portion of the Performance Cap Rate corresponding to the portion of the Segment Duration that
has elapsed. This limitation is imposed to discourage owners from withdrawing from a Segment before the Segment Maturity Date where there may have been significant increases in the relevant Index early in the Segment Duration. Although the Performance Cap Rate limiting factor pro-rates the upside potential on amounts withdrawn early, there is no similar adjustment to pro-rate the downside protection. THIS MEANS, IF YOU SURRENDER OR CANCEL YOUR CONTRACT, DIE OR MAKE A WITHDRAWAL FROM A SEGMENT BEFORE THE SEGMENT MATURITY DATE, THE SEGMENT BUFFER WILL NOT NECESSARILY APPLY TO THE EXTENT IT WOULD ON THE SEGMENT MATURITY DATE, AND ANY UPSIDE PERFORMANCE WILL BE LIMITED TO A PERCENTAGE LOWER THAN THE PERFORMANCE CAP RATE.

DETAILED DESCRIPTIONS OF SPECIFIC INPUTS TO THE CALCULATION

(A)(1) FAIR VALUE OF FIXED INSTRUMENTS. The Fair Value of Fixed Instrument in a
Segment is based on the swap rate associated with the Segment's remaining time
to maturity. Swap rates are the risk-free interest rates widely used in derivative markets. There is no standard quote for swap rates. However, because
of their high liquidity and popularity, swap rate quotes from different dealers
generally fall within a close range, the differences among which are not meaningful. Swap rates can be obtained from inter-dealer systems or financial data vendors who have feeds from swap dealers. For example, "Bloomberg Composite" swap rates are the weighted average of swap rates provided by a number of dealers to Bloomberg. Individual dealers and brokers also publish

swap rates of their own on Bloomberg or Reuters. We may, in the future, utilize
exchange traded swaps that become available. These exchange traded swaps would
have a standard quote associated with them. The Fair Value of Fixed Instruments
is defined as its present value, as expressed in the following formula:

(Segment Investment)/(1 + swap rate)/(time to maturity)/

The time to maturity is expressed as a fraction, in which the numerator is the
number of days remaining in the Segment Duration and the denominator is the
average number of days in each year of the Segment Duration for that Segment.

(A)(2) FAIR VALUE OF DERIVATIVES. We utilize a fair market value methodology
to determine the Fair Value of Derivatives.

For each Segment, we designate and value three hypothetical options, each of
which is tied to the performance of the Index underlying the Segment in which
you are invested. For Standard Segments, these are: (1) the At-the-Money
Standard Segment Call Option, (2) the Out-of-the-Money Call Option and (3) the
Out-of-the-Money Put Option. For Choice Segments, these are: (1) the Out
of-the-Money Choice Segment Call Option, (2) the Out-of-the-Money Call Option
and (3) the Out-of-the-Money Put Option. (As described elsewhere in this
Prospectus, in certain circumstances we may waive the Choice cost for a Choice
Segment, in which case we would reference the At-the-Money Standard Segment
Call Option rather than the Out of-the-Money Choice Segment Call Option for
that Segment.) At Segment Maturity, the Put Option is designed to value the
loss below the buffer, while the call options are designed to provide gains up
to the Performance Cap Rate. These options are described in more detail below.

In a put option on an index, the seller will pay the buyer, at the maturity of
the option, the difference between the strike price -- which was set at issue
-- and the underlying index closing price, in the event that the closing price
is below the strike price. In a call option on an index, the seller will pay
the buyer, at the maturity of the option, the difference between the underlying
index closing price and the strike price, in the event that the closing price
is above the strike price. Generally, a put option has an inverse relationship
with its underlying Index, while a call option has a direct relationship. In
addition to the inputs discussed above, the Fair Value of Derivatives is also
affected by the time remaining until the Segment Maturity Date. More
information about the designated options is set forth below:

(1) AT-THE-MONEY STANDARD SEGMENT CALL OPTION: This is an option to buy a
    position in the relevant Index equal to the Segment Investment on the
    scheduled Segment Maturity Date, at the price of the Index on the Segment
    Start Date. At any time during the Segment Duration, the fair value of

the Standard Segment At-the-Money Call Option represents the market value
of
   the potential to receive an amount in excess of the Segment Investment on
   the Segment Maturity Date equal to the percentage growth in the Index
   between the Segment Start Date and the Segment Maturity Date, multiplied
by
   the Segment Investment.

(2) OUT OF-THE-MONEY CHOICE SEGMENT CALL OPTION: This is an option to buy a
   position in the relevant Index equal to the Segment Investment on the
   scheduled Segment Maturity Date, at the price of the Index on the Segment
   Start Date increased by the applicable Choice cost for that Segment. At
any
   time during the Segment Duration, the fair value of the Out-of-the-Money
   Choice Segment Call Option represents the market value of the potential to
   receive an amount in excess of the Segment Investment on the Segment
   Maturity Date equal to (a) the percentage growth in the Index between the
   Segment Start Date and the Segment Maturity Date less the Choice cost,
   multiplied by (b) the Segment Investment.

(3) OUT-OF-THE-MONEY CALL OPTION: This is an option to sell a position in the
   relevant Index equal to the Segment Investment on the scheduled Segment
   Maturity Date, at the price of the Index on the Segment Start Date
increased
   by a percentage equal to the Performance Cap Rate. At any time during the
   Segment Duration, the fair value of the Out-of-the-Money Call Option
   represents the market value of the potential to receive an amount in
excess
   of the Segment Investment equal to the percentage growth in the Index
   between the Segment Start Date and the Segment Maturity Date in excess of
   the Performance Cap Rate, multiplied by the Segment Investment. The value
of
   this option is used to offset the value of the AT-THE-MONEY STANDARD
SEGMENT
   CALL OPTION (for Standard Segments) or the Out of-the-Money Choice Segment
   Call Option (for Choice Segments), thus recognizing in the Interim Segment
   Value a ceiling on gains at Segment Maturity imposed by the Performance
Cap
   Rate.

(4) OUT-OF-THE-MONEY PUT OPTION: This is an option to sell a position in the
   relevant Index equal to the Segment Investment on the scheduled Segment
   Maturity Date, at the price of the Index on the Segment Start Date
decreased
   by a percentage equal to the Segment Buffer. At any time during the
Segment
   Duration, the fair value of the Out-of-the-Money Put Option represents the
   market value of the potential to receive an amount equal to the excess of
   the negative return of the Index between the Segment Start Date and the
   Segment Maturity Date beyond the Segment Buffer, multiplied by the Segment

Investment. The value of this option reduces the Interim Segment Value, as it reflects losses that may be incurred in excess of the Segment Buffer at Segment Maturity.

For Standard Segments, the Fair Value of Derivatives is equal to (1) minus (3) minus (4), as defined above. For Choice Segments, the Fair Value of Derivatives is equal to (2) minus (3) minus (4), as defined above.

We determine the fair value of each of the three designated options for a Segment using the Black Scholes model for valuing a European option on the Index, assuming a continuous dividend yield or net convenience value, with inputs that are consistent with current market prices. Each option has a notional value on the Segment Start Date equal to the Segment Investment on that date. The notional value is the price of the underlying Index at the inception of the contract. In the event that a number of options, or a fractional number of options was purchased, the notional value would be the number of options multiplied by the price of the Index at inception.

For Securities Indices, we use the following inputs to the Black Scholes model:

(1)Implied Volatility of the Index -- This input varies with (i) how much time
    remains until the Segment Maturity Date of the Segment, which is determined
    by using an expiration date for the designated option that corresponds to
    that time remaining and (ii) the relationship between the strike price of
    that option and the level of the Index at the time of the calculation.

    This relationship is referred to as the "moneyness" of the option described
    above, and is calculated as the ratio of current price to the strike price.
    Direct market data for these inputs for any given early distribution are
    generally not available, because options on the Index that actually trade in
    the market have specific maturity dates and moneyness values that are
    unlikely to correspond precisely to the Segment Maturity Date and moneyness
    of the designated option that we use for purposes of the calculation.

    Accordingly, we use the following method to estimate the implied volatility
    of the Index. We use daily quotes of implied volatility from our pricing
    agent bank using the same Black Scholes model described above and based on
    the market prices for certain options. Specifically, implied volatility
    quotes are obtained for options with the closest maturities above and below
    the actual time remaining in the Segment at the time of the calculation and,
    for each maturity, for those options having the closest moneyness value
    above and below the actual moneyness of the designated option, given the
    level of the Index at the time of the calculation. In calculating the
    Segment Interim Value, we will derive a volatility input for your Segment's
    time to maturity and strike price by linearly interpolating between the
    implied volatility quotes that are based on the actual adjacent maturities

and moneyness values described above, as follows:

    (a)We first determine the implied volatility of an option that has the same
       moneyness as the designated option but with the closest available time to
       maturity shorter than your Segment's remaining time to maturity. This
       volatility is derived by linearly interpolating between the implied
       volatilities of options having the times to maturity that are above and
       below the moneyness value of the hypothetical option.

    (b)We then determine the implied volatility of an option that has the same
       moneyness as the designated option but with the closest available time to
       maturity longer than your Segment's remaining time to maturity. This
       volatility is derived by linearly interpolating between the implied
       volatilities of options having the times to maturity that are above and
       below the moneyness value of the designated option.

    (c)The volatility input for your Segment's time to maturity will then be
       determined by linearly interpolating between the volatilities derived in
       steps (a) and (b).

(2)Swap Rate -- We use key derivative swap rates provided by our pricing agent
   bank, which is a recognized financial reporting vendor. Swap rates are
   obtained for maturities adjacent to the actual time remaining in the Segment
   at the time of the early distribution. We use linear interpolation to derive
   the exact remaining duration rate needed as the input.

(3)Index Dividend Yield -- On a daily basis, we use the projected annual
   dividend yield across the entire Index provided by our pricing agent bank.
   This value is a widely used assumption and is readily available from
   recognized financial reporting vendors.

For Commodities Indices, we use the first two inputs listed above (Implied
Volatility of the Index and Swap Rate), but for the third input, instead of
using the Index Dividend Yield, we use the Net Convenience Value. This approach
is based on standard option pricing methodology, which recognizes that
commodities do not pay dividends. Instead, Net Convenience Value represents the
market's valuation of the yield of two offsetting factors: (1) the fact that
the option does not give the holder the benefit of the ability to use the
commodity itself (much like a security option does not give the holder the
right to receive dividends); and (2) the fact that the holder is not burdened

with the obligation to store the commodity.

(3)Net Convenience Value -- On a daily basis, we calculate the net convenience
    value for the commodity underlying the Index. The net convenience value for
    a commodity equals the spot price minus the present value of the futures
    price (with the present value based on the Swap Rate). We use the spot
    prices and futures prices provided by our pricing agent bank, which is a
    recognized financial reporting vendor. The price differences among
    recognized financial reporting vendors are not meaningful to the calculation
    of the Segment Interim Value.

Generally, a put option has an inverse relationship with its underlying Index,
while a call option has a direct relationship. In addition to the inputs
discussed above, the Fair Value of Derivatives is also affected by the time to
the Segment Maturity Date.

(A)(3) CAP CALCULATION FACTOR. In setting the Performance Cap Rate, we take
into account that we incur expenses in connection with a contract, including
insurance and administrative expenses. In particular, if there were no such
expenses, the Performance Cap Rate might have been greater. In setting the
Performance Rate Cap, we currently estimate annual expenses at approximately
1.80% of the Segment Investment for Series B contracts, approximately 2.20% of
the Segment Investment for Series C contracts and approximately 1.25% of the
Segment Investment for Series ADV contracts. This calculation includes not only
expenses, but an element of profit as well. We may use a lower estimate, which
would provide a higher Performance Cap Rate, all other factors being equal. We
reserve the right to use a higher estimate in the future, but we would do so
only after revising this Appendix to provide notice of the higher estimate. If
you withdraw your investment prior to the Segment Maturity Date, we will not
incur expenses for the entire duration of the Segment. Therefore, if you
withdraw your investment prior to the Segment Maturity Date, we provide a
positive adjustment as part of the calculation of Segment Interim Value, which
we call the Cap Calculation Factor. The Cap Calculation Factor represents a
return of estimated expenses for the portion of the Segment Duration that has
not elapsed. For example, if the estimated expenses for a one year Segment are
calculated by our pricing agent bank to be $10, then at the end of 146 days
(with 219 days remaining in the Segment), the Cap Calculation Factor would be
$6, because $10 x 219/365 (60%) = $6. The Cap Calculation Factor is not used at
the time we calculate your Segment Maturity Value. Instead, for any Segment
held to its Segment Maturity Date, the values are provided by the contractual
guarantees based on Index performance as adjusted by the Performance Cap Rate
and the Segment Buffer. A Segment is not a variable investment option with an
underlying portfolio, and therefore the percentages we use in setting the
performance caps do not reflect a daily charge against assets held on your

behalf in a separate account.

(B) PRO RATA SHARE OF PERFORMANCE CAP RATE. In setting the Performance Cap
Rate, we assume that you are going to hold the Segment for the entire Segment
Duration. If you hold a Segment until its Segment Maturity Date, the Segment
Return will be calculated subject to the Performance Cap Rate. Prior to the
Segment Maturity Date, your Segment Interim Value will be limited by the
portion of the Performance Cap Rate corresponding to the portion of the
Segment
Duration that has elapsed. For example, if the Performance Cap Rate for a
one-year Segment is 10%, then at the end of 146 days, the Pro Rata Share of
the
Performance Cap Rate would be 4%, because 10% x 146/365 = 4%; as a result,
the
Interim Value at the end of the 146 days could not exceed 104% of the Segment
Investment.

EXAMPLES

A. STANDARD SEGMENTS

On the following pages are hypothetical examples of how the Segment Interim
Value would be calculated for three different Standard Segments. On the first
page, Segments 1, 2 and 3 all have the same Index and Segment Start Date, but
have different Segment Durations. The Segments are each shown on the same
date,
approximately 8 1/2 months after the Segment Start Date. On the second page,
Segments 2 and 3 are valued again, but this time on later dates, with
approximately 3 1/2 months remaining until their respective Segment Maturity
Dates. On the third page, Segments 1, 2 and 3 all have the same Index and
Segment Start Date, but have different Segment Durations. The Segments are
each
shown making a partial withdrawal on the same date, approximately 8 1/2
months
after the Segment Start Date.

EXAMPLE #1 OF SEGMENT INTERIM VALUE

ITEM	1-YEAR SEGMENT	3-YEAR SEGMENT	5-YEAR SEGMENT

Segment Duration (in months)	12	36	60
Valuation Date (Months since Segment Start Date)	8.5	8.5	8.5
Segment Investment	$1,000	$1,000	$1,000
Segment Buffer	-10%	-20%	-30%

Performance Cap Rate	11%	19%	35%
Time to Maturity			
(in months)	3.5	27.5	51.5
(in years)	0.288	2.290	4.290

ASSUMING THE CHANGE IN THE INDEX VALUE IS -40% (FOR EXAMPLE FROM 100.00 TO 60.00)

Fair Value of Hypothetical Fixed Instrument	$999.24	$971.31	$905.58
Fair Value of Hypothetical Derivatives	($303.20)	($224.50)	($150.09)
Cap Calculation Factor	$5.19	$41.22	$77.23
Sum of Above	$701.23	$788.03	$832.72
Segment Investment Multiplied by prorated Performance Cap Rate	$1,078.27	$1,044.98	$1,049.67
Segment Interim Value	$701.23	$788.03	$832.72

ASSUMING THE CHANGE IN THE INDEX VALUE IS -10% (FOR EXAMPLE FROM 100.00 TO 90.00)

Fair Value of Hypothetical Fixed Instrument	$999.24	$971.31	$905.58
Fair Value of Hypothetical Derivatives	($37.47)	($38.30)	($3.60)
Cap Calculation Factor	$5.19	$41.22	$77.23
Sum of Above	$966.97	$974.22	$979.21
Segment Investment Multiplied by prorated Performance Cap Rate	$1,078.27	$1,044.98	$1,049.67
Segment Interim Value	$966.97	$974.22	$979.21

ASSUMING THE CHANGE IN THE INDEX VALUE IS 0% (FOR EXAMPLE FROM 100.00 TO 100.00)

Fair Value of Hypothetical Fixed Instrument	$999.24	$971.31	$905.58
Fair Value of Hypothetical Derivatives	$18.79	$5.30	$34.30
Cap Calculation Factor	$5.19	$41.22	$77.23
Sum of Above	$1,023.22	$1,017.83	$1,017.11
Segment Investment Multiplied by prorated Performance Cap Rate	$1,078.27	$1,044.98	$1,049.67
Segment Interim Value	$1,023.22	$1,017.83	$1,017.11

ASSUMING THE CHANGE IN THE INDEX VALUE IS +10% (FOR EXAMPLE FROM 100.00 TO 110.00)

ITEM	1-YEAR SEGMENT	3-YEAR SEGMENT	5-YEAR SEGMENT
Fair Value of Hypothetical Fixed Instrument	$999.24	$971.31	$905.58
Fair Value of Hypothetical Derivatives	$61.19	$41.44	$67.83
Cap Calculation Factor	$5.19	$41.22	$77.23
Sum of Above	$1,065.63	$1,053.96	$1,050.63
Segment Investment Multiplied by prorated Performance Cap Rate	$1,078.27	$1,044.98	$1,049.67
Segment Interim Value	$1,065.63	$1,044.98	$1,049.67

21

ASSUMING THE CHANGE IN THE INDEX VALUE IS +40% (FOR EXAMPLE FROM 100.00 TO 140.00)

ITEM	1-YEAR SEGMENT	3-YEAR SEGMENT	5-YEAR SEGMENT
Fair Value of Hypothetical Fixed Instrument	$999.24	$971.31	$905.58
Fair Value of Hypothetical Derivatives	$107.43	$114.66	$146.75
Cap Calculation Factor	$5.19	$41.22	$77.23
Sum of Above	$1,111.87	$1,127.19	$1,129.56
Segment Investment Multiplied by prorated Performance Cap Rate	$1,078.27	$1,044.98	$1,049.67
Segment Interim Value	$1,078.27	$1,044.98	$1,049.67

The input values to the Black Scholes model that have been utilized to generate
the hypothetical examples above are as follows:

(1) Implied volatility of 23.4%, 23.6% and 26.1% is assumed for 1-year, 3-year
    and 5-year segments, respectively.
(2) Swap rate corresponding to remainder of segment term is 0.26% (1-year),
    1.27% (3-year) and 2.31% (5-year) annually.
(3) Index dividend yield - 1.95% annually.
(4) Bid-Ask Spread is 10bps (1-year), 15bps (3-year) and 30bps (5-year).

EXAMPLE #2 OF SEGMENT INTERIM VALUE

```
---------------------------------------------------------------------------
-----
  ITEM                                     3-YEAR SEGMENT    5-YEAR
SEGMENT
---------------------------------------------------------------------------
-----
Segment Duration (in months)                    36                60
Valuation Date (Months since Segment Start
  Date)                                        32.5              56.5
Segment Investment                            $1,000            $1,000
Segment Buffer                                 -20%              -30%
Performance Cap Rate                            19%               35%
Time to Maturity
  (in months)                                  3.5               3.5
  (in years)                                  0.288             0.288
---------------------------------------------------------------------------
-----
ASSUMING THE CHANGE IN THE INDEX VALUE IS -40% (FOR EXAMPLE FROM 100.00 TO
60.00)
---------------------------------------------------------------------------
-----
Fair Value of Hypothetical Fixed Instrument   $999.25           $999.25
Fair Value of Hypothetical Derivatives       ($203.82)         ($110.12)
Cap Calculation Factor                         $5.18             $5.18
Sum of Above                                  $800.61           $894.31
Segment Investment Multiplied by prorated
  Performance Cap Rate                       $1,171.76         $1,329.86
Segment Interim Value                         $800.61           $894.31
---------------------------------------------------------------------------
-----

ASSUMING THE CHANGE IN THE INDEX VALUE IS -10% (FOR EXAMPLE FROM 100.00 TO
90.00)

---------------------------------------------------------------------------
------
  ITEM                                     3-YEAR SEGMENT    5-YEAR
SEGMENT
---------------------------------------------------------------------------
------
Fair Value of Hypothetical Fixed Instrument   $999.25           $999.25
Fair Value of Hypothetical Derivatives         $0.46            $12.96
Cap Calculation Factor                         $5.18             $5.18
Sum of Above                                 $1,004.89         $1,017.38
Segment Investment Multiplied by prorated
  Performance Cap Rate                       $1,171.76         $1,329.86
Segment Interim Value                        $1,004.89         $1,017.38
---------------------------------------------------------------------------
------
ASSUMING THE CHANGE IN THE INDEX VALUE IS +10% (FOR EXAMPLE FROM 100.00 TO
110.00)
---------------------------------------------------------------------------
------
Fair Value of Hypothetical Fixed Instrument   $999.25           $999.25
Fair Value of Hypothetical Derivatives        $89.97           $110.95
```

```
Cap Calculation Factor                                 $5.18          $5.18
Sum of Above                                        $1,094.40      $1,115.37
Segment Investment Multiplied by prorated
  Performance Cap Rate                              $1,171.76      $1,329.86
Segment Interim Value                               $1,094.40      $1,115.37
--------------------------------------------------------------------------
------
```

```
ASSUMING THE CHANGE IN THE INDEX VALUE IS +40% (FOR EXAMPLE FROM 100.00 TO
140.00)
--------------------------------------------------------------------------
------
Fair Value of Hypothetical Fixed Instrument           $999.25        $999.25
Fair Value of Hypothetical Derivatives                $181.03        $291.85
Cap Calculation Factor                                  $5.18          $5.18
Sum of Above                                        $1,185.46      $1,296.27
Segment Investment Multiplied by prorated
  Performance Cap Rate                              $1,171.76      $1,329.86
Segment Interim Value                               $1,171.76      $1,296.27
--------------------------------------------------------------------------
------
```

EXAMPLE OF THE EFFECT OF A PARTIAL WITHDRAWAL ON THE SEGMENT INTERIM VALUE

ITEM	1-YEAR SEGMENT	3-YEAR SEGMENT	5-YEAR SEGMENT
Segment Duration (in months)	12	36	60
Valuation Date (Months since Segment Start Date)	8.5	8.5	8.5
Segment Investment	$1,000	$1,000	$1,000
Segment Buffer	-10%	-20%	-30%
Performance Cap Rate	11%	19%	35%
Time to Maturity			
(in month)	3.5	27.5	51.5
(in year)	0.288	2.290	4.290
AMOUNT WITHDRAWN	$100	$100	$100

```
ASSUMING THE CHANGE IN THE INDEX VALUE IS -40% (FOR EXAMPLE FROM 100.00 TO
60.00)
--------------------------------------------------------------------------
------
Segment Interim Value                      $701.23        $788.03        $832.72
Percent Withdrawn                           14.26%         12.69%         12.01%
New Segment Investment                     $857.39        $873.10        $879.91
New Segment Interim Value                  $601.23        $688.03        $732.72
```

```
--------------------------------------------------------------------------------
------
ASSUMING THE CHANGE IN THE INDEX VALUE IS -10% (FOR EXAMPLE FROM 100.00 TO
90.00)
--------------------------------------------------------------------------------
------
Segment Interim Value                 $966.97          $974.22          $979.21
Percent Withdrawn                     10.34%           10.26%           10.21%
New Segment Investment                $896.58          $897.35          $897.88
New Segment Interim Value             $866.97          $874.22          $879.21
--------------------------------------------------------------------------------
------

ASSUMING THE CHANGE IN THE INDEX VALUE IS +10% (FOR EXAMPLE FROM 100.00 TO
110.00)

--------------------------------------------------------------------------------
-------
  ITEM                          1-YEAR SEGMENT    3-YEAR SEGMENT    5-YEAR
SEGMENT
--------------------------------------------------------------------------------
-------
Segment Interim Value             $1,065.63         $1,044.98
$1,049.67
Percent Withdrawn                    9.38%             9.57%             9.53%
New Segment Investment            $906.16           $904.30           $904.73
New Segment Interim Value         $965.63           $944.98           $949.67
--------------------------------------------------------------------------------
-------
ASSUMING THE CHANGE IN THE INDEX VALUE IS +40% (FOR EXAMPLE FROM 100.00 TO
140.00)
--------------------------------------------------------------------------------
-------
Segment Interim Value             $1,078.27         $1,044.98
$1,049.67
Percent Withdrawn                    9.27%             9.57%             9.53%
New Segment Investment            $907.26           $904.30           $904.73
New Segment Interim Value         $978.27           $944.98           $949.67
--------------------------------------------------------------------------------
-------
Definitions:

(1)Amount withdrawn is net of applicable withdrawal charge
Percent Withdrawn is equal to Amount Withdrawn divided by Segment Interim
Value
New Segment Investment is equal to the original Segment Investment ($1,000)
multiplied by [1 - Percent Withdrawn]
New Segment Interim Value is equal to the calculated Segment Interim Value
based on the new Segment Investment. It will also be equal to
the Segment Interim Value multiplied by [1 - Percent Withdrawn]
```

B. CHOICE SEGMENTS

On the following pages are hypothetical examples of how the Segment Interim
Value would be calculated for two different Choice Segments. On the first
page,
Segments 1 and 2 have the same Index and Segment Start Date, but have
different
Segment Durations. The Segments are each shown on the same date,
approximately
8/1//\\2\\ months after the Segment Start Date. On the second page, Segments
1
and 2 are valued again, but this time on later dates, with approximately
3/1//\\2\\ months remaining until their respective Segment Maturity Dates. On
the third page, Segments 1 and 2 have the same Index and Segment Start Date,
but have different Segment Durations. The Segments are each shown making a
partial withdrawal on the same date, approximately 8/1//\\2\\ months after
the
Segment Start Date.

EXAMPLE #1 OF SEGMENT INTERIM VALUE

ITEM	3-YEAR SEGMENT	5-YEAR SEGMENT
Segment Duration (in months)	36	60
Valuation Date (Months since Segment Start Date)	8.5	8.5
Segment Investment	$1,000	$1,000
Segment Buffer	-10%	-25%
Performance Cap Rate	50%	55%
Time to Maturity		
(in months)	27.5	51.5
(in years)	2.290	4.290

ASSUMING THE CHANGE IN THE INDEX VALUE IS -40% (FOR EXAMPLE FROM 100.00 TO
60.00)

Fair Value of Hypothetical Fixed Instrument	$971.31	$905.58
Fair Value of Hypothetical Derivatives	($309.36)	($182.15)

Item	3-Year Segment	5-Year Segment
Cap Calculation Factor	$41.22	$77.23
Sum of Above	$703.17	$800.65
Segment Investment Multiplied by prorated Performance Cap Rate	$1,119.24	$1,077.97
Segment Interim Value	$703.17	$800.65

ASSUMING THE CHANGE IN THE INDEX VALUE IS -10% (FOR EXAMPLE FROM 100.00 TO 90.00)

Item	3-Year Segment	5-Year Segment
Fair Value of Hypothetical Fixed Instrument	$971.31	$905.58
Fair Value of Hypothetical Derivatives	($69.24)	($13.88)
Cap Calculation Factor	$41.22	$77.23
Sum of Above	$943.29	$968.92
Segment Investment Multiplied by prorated Performance Cap Rate	$1,119.24	$1,077.97
Segment Interim Value	$943.29	$968.92

ASSUMING THE CHANGE IN THE INDEX VALUE IS 0% (FOR EXAMPLE FROM 100.00 TO 100.00)

ITEM	3-YEAR SEGMENT	5-YEAR SEGMENT
Fair Value of Hypothetical Fixed Instrument	$971.31	$905.58
Fair Value of Hypothetical Derivatives	$0.20	$32.46
Cap Calculation Factor	$41.22	$77.23
Sum of Above	$1,012.72	$1,015.26
Segment Investment Multiplied		

by
  prorated Performance Cap
Rate $1,119.24
$1,077.97
Segment Interim Value $1,012.72
$1,015.26

ASSUMING THE CHANGE IN THE INDEX VALUE IS +10% (FOR EXAMPLE FROM 100.00 TO
110.00)

ITEM   3-YEAR SEGMENT   5-
YEAR SEGMENT

Fair Value of Hypothetical
Fixed
  Instrument $971.31
$905.58
Fair Value of Hypothetical
  Derivatives $64.13
$74.67
Cap Calculation Factor $41.22
$77.23
Sum of Above $1,076.65
$1,057.47
Segment Investment Multiplied
by
  prorated Performance Cap
Rate $1,119.24
$1,077.97
Segment Interim Value $1,076.65
$1,057.47

ASSUMING THE CHANGE IN THE INDEX VALUE IS +40% (FOR EXAMPLE FROM 100.00 TO
140.00)

ITEM   3-YEAR SEGMENT   5-
YEAR SEGMENT

Fair Value of Hypothetical

```
Fixed
  Instrument                          $971.31
$905.58
Fair Value of Hypothetical
  Derivatives                         $220.62
$179.41
Cap Calculation Factor               $41.22
$77.23
Sum of Above                        $1,233.14
$1,162.22
Segment Investment Multiplied
by
  prorated Performance Cap
Rate                                $1,119.24
$1,077.97
Segment Interim Value               $1,119.24
$1,077.97
```

The input values to the Black Scholes model that have been utilized to generate
the hypothetical examples above are as follows:

(1)Implied volatility of 23.6% and 26.1% is assumed for 3-year and 5-year
   segments, respectively.
(2)Swap rate corresponding to remainder of segment term is 1.27% (3-year) and
   2.31% (5-year) annually.
(3)Index dividend yield - 1.95% annually.
(4)Bid-Ask Spread is 15bps (3-year) and 30bps (5-year).

EXAMPLE #2 OF SEGMENT INTERIM VALUE

ITEM	3-YEAR SEGMENT	5-YEAR SEGMENT
Segment Duration (in months)	36	60
Valuation Date (Months since Segment Start Date)	32.5	56.5
Segment Investment	$1,000	$1,000
Segment Buffer	-10%	-25%
Performance Cap Rate	50%	55%
Time to Maturity (in months)	3.5	3.5
(in years)	0.288	0.288

ASSUMING THE CHANGE IN THE INDEX VALUE IS -40% (FOR EXAMPLE FROM 100.00 TO 60.00)

Fair Value of Hypothetical Fixed Instrument	$999.25	$999.25
Fair Value of Hypothetical Derivatives	($303.45)	($156.33)
Cap Calculation Factor	$5.18	$5.18
Sum of Above	$700.98	$848.09
Segment Investment Multiplied by prorated Performance Cap Rate	$1,455.32	$1,517.79
Segment Interim Value	$700.98	$848.09

ASSUMING THE CHANGE IN THE INDEX VALUE IS -10% (FOR EXAMPLE FROM 100.00 TO 90.00)

ITEM	3-YEAR SEGMENT	5-YEAR SEGMENT

Fair Value of Hypothetical Fixed Instrument	$999.25	$999.25
Fair Value of Hypothetical Derivatives	($39.97)	$1.58
Cap Calculation Factor	$5.18	$5.18
Sum of Above	$964.46	$1,006.00
Segment Investment Multiplied by prorated Performance Cap Rate	$1,455.32	$1,517.79

```
Segment Interim Value                          $964.46
$1,006.00
-----------------------------------------------------------------------
---------------------------
ASSUMING THE CHANGE IN THE INDEX VALUE IS +10% (FOR EXAMPLE FROM 100.00 TO
110.00)
-----------------------------------------------------------------------
---------------------------
Fair Value of Hypothetical
Fixed Instrument                               $999.25
$999.25
Fair Value of Hypothetical
Derivatives                                     $87.56
$82.76
Cap Calculation Factor                           $5.18
$5.18
Sum of Above                                  $1,091.99
$1,087.18
Segment Investment Multiplied
by prorated
Performance Cap Rate                          $1,455.32
$1,517.79
Segment Interim Value                         $1,091.99
$1,087.18
-----------------------------------------------------------------------
---------------------------
ASSUMING THE CHANGE IN THE INDEX VALUE IS +40% (FOR EXAMPLE FROM 100.00 TO
140.00)
-----------------------------------------------------------------------
---------------------------
Fair Value of Hypothetical
Fixed Instrument                               $999.25
$999.25
Fair Value of Hypothetical
Derivatives                                    $331.93
$316.26
Cap Calculation Factor                           $5.18
$5.18
Sum of Above                                  $1,336.36
$1,320.69
Segment Investment Multiplied
by prorated
Performance Cap Rate                          $1,455.32
$1,517.79
Segment Interim Value                         $1,336.36
$1,320.69
-----------------------------------------------------------------------
---------------------------

EXAMPLE OF THE EFFECT OF A PARTIAL WITHDRAWAL ON THE SEGMENT INTERIM VALUE

-----------------------------------------------------------------------
------------------------------------------------
ITEM                                          3-YEAR SEGMENT
5-YEAR SEGMENT
-----------------------------------------------------------------------
------------------------------------------------
```

Segment Duration (in months)	36	60
Valuation Date (Months since Segment Start Date)	8.5	8.5
Segment Investment	$1,000	$1,000
Segment Buffer	-10%	-25%
Performance Cap Rate	50%	55%
Time to Maturity (in month)	27.5	51.5
(in year)	2.290	4.290
AMOUNT WITHDRAWN	$100	$100

ASSUMING THE CHANGE IN THE INDEX VALUE IS -40% (FOR EXAMPLE FROM 100.00 TO 60.00)

Segment Interim Value	$703.17	$800.65
Percent Withdrawn	14.22%	12.49%
New Segment Investment	$857.79	$875.10
New Segment Interim Value	$603.17	$700.65

ASSUMING THE CHANGE IN THE INDEX VALUE IS -10% (FOR EXAMPLE FROM 100.00 TO 90.00)

Segment Interim Value	$943.29	$968.92
Percent Withdrawn	10.60%	10.32%
New Segment Investment	$893.99	$896.79
New Segment Interim Value	$843.29	$868.92

ASSUMING THE CHANGE IN THE INDEX VALUE IS +10% (FOR EXAMPLE FROM 100.00 TO 110.00)

ITEM	3-YEAR SEGMENT	5-YEAR SEGMENT
Segment Interim Value	$1,076.65	$1,057.47
Percent Withdrawn	9.29%	9.46%
New Segment Investment	$907.12	$905.43
New Segment Interim Value	$976.65	$957.47

ASSUMING THE CHANGE IN THE INDEX VALUE IS +40% (FOR EXAMPLE FROM 100.00 TO 140.00)

ITEM	3-YEAR SEGMENT	5-YEAR SEGMENT
Segment Interim Value	$1,119.24	$1,077.97
Percent Withdrawn	8.93%	9.28%
New Segment Investment	$910.65	$907.23
New Segment Interim Value	$1,019.24	$977.97

Definitions:

(1)Amount withdrawn is net of applicable withdrawal charge
Percent Withdrawn is equal to Amount Withdrawn divided by Segment Interim Value
New Segment Investment is equal to the original Segment Investment ($1,000) multiplied by [1 - Percent Withdrawn]
New Segment Interim Value is equal to the calculated Segment Interim Value based on the new Segment Investment. It will also be equal to the Segment Interim Value multiplied by [1 - Percent Withdrawn]

<R>
13.THE FOLLOWING DISCLAIMER IS ADDED TO THE "INDEX PUBLISHERS" APPENDIX TO THE
   PROSPECTUS:
</R>

State Street Global Advisers requires that the following disclaimer be included
in the Prospectus:

This Structured Capital Strategies(R) variable annuity is not sponsored, endorsed, authorized, sold or promoted by the Select Sector Trust or SSgA FM. Neither the Select Sector Trust nor SSgA FM makes any representations or

warranties to purchasers of a Structured Capital Strategies(R) variable
annuity
contract or any member of the public regarding the advisability of purchasing
a
Structured Capital Strategies(R) variable annuity contract. Neither the
Select
Sector Trust nor SSgA FM has any obligation or liability in connection with
the
operation, marketing, trading or sale of Structured Capital Strategies(R)
variable annuities.

Each Select Sector Index is based on equity securities of public companies
that
are components of the S&P 500, selected on the basis of general industrial
classification, and included as constituent securities of a particular Select
Sector Index by the Index Compilation Agent in consultation with S&P, a
division of The McGraw-Hill Companies, Inc. S&P acts as "Index Calculation
Agent" (sometimes also referred to as the "Index Provider") in connection
with
the calculation and dissemination of each Select Sector Index.

Select Sector SPDRs are not sponsored, endorsed, sold or promoted by S&P. S&P
makes no representation or warranty, express or implied, to the owners of the
Select Sector SPDRs or any member of the public regarding the advisability of
investing in securities generally or in the Select Sector SPDRs particularly
or
the ability of a Select Sector SPDR Fund to track the performance of the
various sectors represented in the stock market. The stocks included in each
Select Sector Index were selected by the Index Compilation Agent in
consultation with S&P from a universe of companies represented by the S&P
500.
The composition and weighting of stocks included in each Select Sector Index
can be expected to differ from the composition and weighting of stocks
included
in the corresponding S&P 500 sector index that is published and disseminated
by
S&P. S&P's only relationship to the Index Compilation Agent is the licensing
of
certain trademarks and trade names of S&P and of the S&P 500 which is
determined, composed and calculated by S&P without regard to the Index
Compilation Agent or any Select Sector SPDR Fund. S&P has no obligation to
take
the needs of the Index Compilation Agent, the Trust or the owners of Select
Sector SPDRs into consideration in determining, composing or calculating the
S&P 500. S&P is not responsible for and has not participated in any
determination or calculation made with respect to issuance or redemption of
the
Select Sector SPDRs. S&P has no obligation or liability in connection with
the
administration, marketing or trading of the Select Sector SPDRs.

S&P does not guarantee the accuracy and/or completeness of the S&P 500, the
Select Sector Indexes or any data included therein.

S&P makes no warranty, express or implied, as to results to be obtained by
the

Index Compilation Agent, the Trust, owners of the product, or any other person
or entity from the use of the S&P 500, the Select Sector Indexes or any data
included therein in connection with the rights licensed under the license
agreement or for any other use. S&P makes no express or implied warranties, and
hereby expressly disclaims all warranties of merchantability or fitness for a
particular purpose with respect to the S&P 500, the Select Sector Indexes or
any data included therein. Without limiting any of the foregoing, in no event
shall S&P have any liability for any special, punitive, indirect or
consequential damages (including lost profits), even if notified of the
possibility of such damages.

The shares are not sponsored or promoted by either the Index Calculation Agent
or the Index Compilation Agent.

Neither the Index Calculation Agent nor the Index Compilation Agent makes any
representation or warranty, express or implied, to the owners of the shares of
any Select Sector SPDR Fund or any member of the public regarding the ability
of the indexes identified herein to track stock market performance. The Select
Sector Indexes identified herein are determined, composed and calculated
without regard to the shares of any Select Sector SPDR Fund or the issuer
thereof. The Index Calculation Agent and the Index Compilation Agent are not
responsible for, nor have they

27

participated in, the determination of the timing of, prices of, or quantities
of the shares of any Select Sector SPDR Fund to be issued, nor in the
determination or calculation of the equation by which the shares are
redeemable. The Index Calculation Agent and the Index Compilation Agent have no
obligation or liability to owners of the shares of any Select Sector SPDR Fund
in connection with the administration, marketing or trading of the shares of
any Select Sector SPDR Fund.

Although BofA Merrill Lynch -- as the Index Compilation Agent -- shall obtain
and provide information to S&P -- as the Index Calculation Agent -- from
sources which it considers reliable, the Index Compilation Agent and the Index
Calculation Agent do not guarantee the accuracy and/or the completeness of any
Select Sector Index or any data included therein. The Index Compilation Agent
and the Index Calculation Agent make no warranty, express or implied, as to
results to be obtained by the Trust as licensee, licensee's customers and
counterparties, owners of the shares, or any other person or entity from the
use of the Select Sector Indexes or any data included therein in connection
with the rights licensed as described herein or for any other use. The Index

Compilation Agent and the Index Calculation Agent make no express or implied warranties, and each hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Select Sector Indexes or any data included therein. Without limiting any of the foregoing, in no event shall the Index Compilation Agent and the Index Calculation Agent have any liability for any direct, indirect, special, punitive, consequential or any other damages (including lost profits) even if notified of the possibility of such damages.

Structured Capital Strategies(R) is issued by and is a registered service mark of AXA Equitable Life Insurance Company (AXA Equitable).
Co-distributed by affiliates AXA Advisors, LLC and AXA Distributors, LLC.
1290 Avenue of the Americas, New York, NY 10104.

AXA Equitable Life Insurance Company
1290 Avenue of the Americas, New York, NY 10104
(212) 554-1234